                                                    RULE NO. 424(b)(4)
                                                    REGISTRATION NO. 333-83347


PROSPECTUS

                              109,400,000 Shares


                   [United Parcel Service Logo Appears Here]

                          United Parcel Service, Inc.

                             CLASS B COMMON STOCK

                               ----------------

We are offering 109,400,000 shares of our class B common stock. This is our initial public offering and no public market exists for our shares.

                               ----------------

Our class B common stock has been approved for listing on the New York Stock Exchange under the trading symbol "UPS," subject to official notice of issuance.

                               ----------------

Investing in our class B common stock involves risks. See "Risk Factors" beginning on page 10.

                               ----------------

                               PRICE $50 A SHARE

                               ----------------

                                                  Underwriting
                                 Price to        Discounts and       Proceeds to
                                  Public          Commissions            UPS
                                 --------        -------------       -----------
Per Share...................      $50.00             $1.75              $48.25
Total.......................  $5,470,000,000      $191,450,000      $5,278,550,000

We have granted the underwriters the right to purchase up to an additional 10,940,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on November 15, 1999.

                               ----------------


MORGAN STANLEY DEAN WITTER
                             GOLDMAN, SACHS & CO.
                                                            MERRILL LYNCH & CO.

CREDIT SUISSE FIRST BOSTON
                             SALOMON SMITH BARNEY
                                                            WARBURG DILLON READ

November 9, 1999

                               TABLE OF CONTENTS

                                     Page
                                     ----
Special Note About Forward-Looking
 Statements........................    3
Prospectus Summary.................    4
Risk Factors.......................   10
Use of Proceeds....................   14
Dividend Policy....................   14
Capitalization.....................   15
Selected Consolidated Financial and
 Operating Data....................   16
Management's Discussion and
 Analysis of Financial Condition
 and Results of Operations.........   18
Industry Overview..................   31
Business...........................   33
Management and Stock Ownership
 Information.......................   48

                                     Page
                                     ----
The Merger and the Tender Offer....   60
Description of Capital Stock,
 Certificate of Incorporation and
 Bylaws............................   61
Market for Old UPS's Common Equi-
 ty................................   66
Relationships with Overseas Part-
 ners Ltd..........................   68
Shares Eligible for Future Sale....   70
Material Federal Income Tax
 Consequences to Non-United States
 Shareowners.......................   71
Underwriters.......................   73
Legal Matters......................   76
Experts............................   76
Where You Can Find More Information
 About UPS.........................   76
Index to Financial Statements......  F-1

                               ----------------

   In this prospectus, we use the terms "UPS," "we," "us" and "our" to refer to United Parcel Service, Inc. or United Parcel Service of America, Inc. when the distinction between the two companies is not important. When the distinction between the two companies is important to the discussion, we use the term "Old UPS" to refer to United Parcel Service of America, Inc. and "New UPS" to refer to United Parcel Service, Inc. On October 25, 1999, the shareowners of Old UPS approved a merger of Old UPS with New UPS's wholly owned subsidiary, UPS Merger Subsidiary, Inc. That merger will close immediately before this offering closes. After the merger, Old UPS will be a wholly owned subsidiary of New UPS. Unless we indicate otherwise, the information in this prospectus assumes that we complete the merger.

   Old UPS files reports and other information with the SEC, but its common stock, which is subject to various restrictions, is not publicly traded. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We are offering to sell, and seeking offers to buy, the class B common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our class B common stock occurs.

                 SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

   We have made forward-looking statements in this prospectus, including the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, benefits resulting from the merger, this offering and the tender offer, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

   Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

   You should understand that many important factors, in addition to those discussed elsewhere in this prospectus, could cause our results to differ materially from those expressed in forward-looking statements. These factors include our competitive environment, economic and other conditions in the markets in which we operate, strikes, work stoppages and slowdowns, governmental regulations, our year 2000 issues, year 2000 issues of third parties we work with, increases in aviation and motor fuel prices and cyclical and seasonal fluctuations in our operating results.

                               PROSPECTUS SUMMARY

   This summary highlights selected information in this prospectus, but it may not contain all of the information that is important to you. To better understand this offering, and for a more complete description of the offering and related transactions, you should read this entire prospectus carefully, including the "Risk Factors" section and the consolidated financial statements and the notes to those statements, which are included elsewhere in this prospectus.

                                      UPS

Our Company

   We are the world's largest express carrier, the world's largest package delivery company and a leading global provider of specialized transportation and logistics services. We deliver over 12 million packages each business day for 1.7 million shipping customers to six million consignees. In 1998, our 330,000 employees delivered more than three billion packages and documents worldwide, generating revenues of $24.8 billion and net income of $1.7 billion.

   Our primary business is the delivery of packages and documents throughout the United States and in over 200 other countries and territories. In addition, we provide logistics services, including comprehensive management of supply chains, for major companies worldwide. We are the industry leader in the delivery of goods purchased over the Internet. We seek to position ourselves as an indispensable branded component of e-commerce and to focus on the movement of goods, information and funds.

   We have the following competitive strengths:

  . Global Reach and Scale. We believe that our integrated worldwide ground and air network is the most extensive in the industry. We operate about 149,000 delivery vehicles and over 500 airplanes, and we estimate that our end-to-end delivery system carries goods having a value in excess of 6% of the U.S. gross domestic product.

  . Distinctive People and Culture. Our people are our most valuable asset. We believe that the dedication of our employees results in large part from our distinctive "employee-owner" concept. Currently, employees and retirees own about two-thirds of our outstanding shares. Every one of our executive officers has more than 25 years of service with UPS and has accumulated a meaningful ownership stake in our company.

  . Broad, Flexible Range of Distribution Services. We offer to our customers as broad and flexible a range of delivery services as any provider in the industry. All of our air, international and business-to-business ground delivery service offerings are time-definite, which means that they arrive at times specified by our customers, and guaranteed. Our integrated air and ground network enhances pickup and delivery density and provides us with the flexibility to transport packages using the most efficient and cost-effective transportation mode or combination of modes.

  . Brand Equity. We have built strong brand equity by being a leader in quality service and product innovation in our industry. We have been rated the second strongest business-to-business brand in the U.S. in a recent Image Power(R) survey and have been Fortune magazine's Most Admired Transportation Company in the mail, package and freight category for 16 consecutive years.

  . Customer Relationships. We focus on building and maintaining long-term customer relationships. We serve all of the Fortune 1000 companies.

  . Technology Systems. Over the past decade, we invested extensively in technology to capture and move electronic information to serve our customers and support our operations. We currently collect electronic data on 7.5 million packages each day--more than any of our competitors. As a result, we have improved our efficiency and price competitiveness, and we provide improved customer solutions.

  . E-Commerce Capabilities. According to Zona Research, during the 1998 holiday season we shipped 55% of the goods purchased over the Internet. We have teamed with over 100 e-commerce leaders to offer to our existing and potential customers Web-based solutions that integrate our delivery products and information services into their websites.

  . Financial Strength. Our balance sheet gives us financial strength that few companies can match. We are one of the few companies--and the only transportation company--with a triple-A credit rating from both Standard & Poor's and Moody's.

Our Industry

   The package delivery business has evolved rapidly over the last two decades, driven by the integration of world markets, the rationalization of corporate supply chains and the implementation of enterprise software and Internet-based information technology solutions. Customers increasingly focus on the timing and predictability of deliveries rather than the mode of transportation. Time-definite transportation, which is no longer limited to air express, has become a critical part of inventory management and improving overall distribution efficiency, and has grown from 4% of the U.S. parcel delivery market in 1977 to over 60% today.

   The four key industry trends are:

  .  globalization

  .  increased need for time-definite services

  .  significant advances in technology

  .  industry consolidation

   Individual shipments are generally smaller but more frequent, and a greater proportion of products is being delivered directly to end-users. Customers expect high performance levels and broad product offerings as they seek to optimize supply chain efficiency. Companies, such as UPS, that provide logistics support to third parties have become extensively involved in the full range of customer supply chain functions. We believe that these trends will benefit companies like UPS with global reach, diverse product portfolios, extensive distribution capabilities and sophisticated tracking and information technology.

Our Growth Strategy

   The principal components of our growth strategy are as follows:

  . Expand Our Leadership Position in Our Core Domestic Business. Our strategy is to increase core domestic revenues through cross-selling of our existing and new services to our large and diverse customer base, to limit the rate of expense growth and to employ technology-driven efficiencies to increase operating profit. Our core business is a springboard for our growth in all other areas, including international, e-commerce, logistics, supply chain management and financial services.

  . Continue International Expansion. We plan to leverage our worldwide infrastructure and broad product portfolio to continue to improve our international business mix, to grow high margin premium services and to continue to implement cost, process and technology improvements. We plan to solidify and expand our market position in Europe, where we have already created a pan-European network. We intend to continue to seek additional air operating authority to enhance our Asian operations. We are expanding our market presence in Latin America to enable us to enhance our cargo business and pursue additional express package volume.

  . Provide Comprehensive Logistics and Financial Solutions. We believe that we are well positioned to capitalize on the expected strong growth in the market for logistics support. We now redesign and operate supply chains for major companies in 45 countries where we have improved customers' inventory flows while reducing their need for capital assets, lowering their costs and enhancing their customer service. To complement our existing logistics and supply chain solutions, we plan to design a portfolio of financial products and services that capitalizes on our financial strength, customer relationships and extensive package-level data on our customers' shipments.

  . Leverage Our Leading-Edge Technology and E-Commerce Advantage. A key component of our strategy is to expand relationships with technology providers in the areas of enterprise resource planning, electronic procurement, or "e-procurement," systems integration and others, to integrate UPS technologies into their solutions and into the websites and systems of their customers.

  . Pursue Strategic Acquisitions and Global Alliances. This offering will better position us to aggressively pursue strategic acquisitions and enter into global alliances that can complement our core business, build our global brand, enhance our technological capabilities or service offerings, lower our costs and expand our geographic presence and managerial expertise.

                                  THE OFFERING

Class B common stock offered................    109,400,000 shares
Common stock estimated to be outstanding im-
 mediately after the offering:
  Class A-1 common stock....................    364,610,809 shares
  Class A-2 common stock....................    364,610,809 shares
  Class A-3 common stock....................    364,610,809 shares
  Class B common stock......................    109,400,000 shares
                                              --------------------
    Total...................................  1,203,232,427 shares
                                              ====================
Voting Rights:
  Class A-1, A-2 and A-3 common stock.......  Ten votes per share
  Class B common stock......................  One vote per share
Use of Proceeds.............................  Net proceeds from this offering will be about $5.272 billion. We
                                              intend to use the net proceeds to
                                              fund a cash tender offer for some
                                              of our class A-1 common stock. If
                                              the tender offer price is $56.00
                                              per share, we will repurchase
                                              approximately 94.1 million shares
                                              of class A-1 common stock, and
                                              the number of shares outstanding
                                              will be reduced by the same
                                              number. See "Use of Proceeds" and
                                              "Capitalization."
Dividends...................................  Our board of directors' policy is to declare dividends each year
                                              out of current earnings. Our
                                              board of directors expects to
                                              continue to declare dividends on
                                              our common stock after this
                                              offering. The declaration of
                                              future dividends is, however,
                                              subject to the discretion of our
                                              board of directors in light of
                                              all relevant factors, including
                                              earnings, general business
                                              conditions and working capital
                                              requirements.
NYSE symbol.................................  UPS

   Our class A-1, A-2 and A-3 common stock are identical except for the transfer restrictions applicable to those shares. Because of this, we refer to them collectively as the class A common stock. See "Description of Capital Stock, Certificate of Incorporation and Bylaws."

   Unless we specifically state otherwise, the information in this prospectus does not take into account our issuance of up to 10,940,000 shares of class B common stock that the U.S. underwriters have the option to purchase solely to cover over-allotments. If the U.S. underwriters exercise their over-allotment option in full, 120,340,000 shares of class B common stock will be outstanding after this offering.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

   The financial and operating data as of and for the year ended December 31, 1997 reflect the impact of the Teamsters strike. The strike resulted in a net loss of $211 million and an operating loss of $349 million for the month of August 1997, compared to net income of $113 million and operating profit of $187 million for August 1996. Except as noted, the financial data for the nine months ended September 30, 1999 reflect a tax assessment charge relating to a Tax Court decision.

   Per share amounts reflect the merger exchange ratio of 2-for-1, which will have the effect of a 2-for-1 stock split.

   Pro forma diluted earnings per share is based on an assumed tender offer price of $56.00 per share, and assumes that this offering and the tender offer were completed on January 1, 1998. See "Capitalization."


                                                                       Nine Months Ended
                                  Year Ended December 31,                September 30,
                          -------------------------------------------  ------------------
                           1994     1995     1996     1997     1998      1998      1999
                          -------  -------  -------  -------  -------  --------  --------
                           (financial data in millions, except per share amounts)
Statement of Income
 Data:
Revenue:
 U.S. domestic package..  $16,943  $17,773  $18,881  $18,868  $20,650  $ 15,129  $ 16,239
 International package..    2,346    2,886    2,989    2,934    3,237     2,342     2,562
 Non-package............      287      386      498      656      901       653       805
                          -------  -------  -------  -------  -------  --------  --------
 Total revenue..........   19,576   21,045   22,368   22,458   24,788    18,124    19,606
Operating expenses:
 Compensation and
  benefits..............   11,727   12,401   13,326   13,289   14,346    10,587    11,226
 Other..................    6,293    6,478    7,013    7,471    7,352     5,315     5,522
 Restructuring charge...       --      372       --       --       --        --        --
                          -------  -------  -------  -------  -------  --------  --------
 Total operating ex-
  penses................   18,020   19,251   20,339   20,760   21,698    15,902    16,748
Operating profit (loss):
 U.S. domestic package..    1,821    1,937    2,181    1,654    2,899     2,098     2,522
 International package..     (390)    (250)    (281)     (67)      56        19       147
 Non-package............      125      107      129      111      135       105        85
 Corporate..............       --       --       --       --       --        --       104
                          -------  -------  -------  -------  -------  --------  --------
 Total operating prof-
  it....................    1,556    1,794    2,029    1,698    3,090     2,222     2,858
Other income (expense):
 Investment income......       13       26       39       70       84        56       115
 Interest expense.......      (29)     (77)     (95)    (187)    (227)     (169)     (170)
 Tax assessment.........       --       --       --       --       --        --    (1,786)
 Miscellaneous, net.....       35      (35)     (63)     (28)     (45)       (3)      (30)
                          -------  -------  -------  -------  -------  --------  --------
Income before income
 taxes..................    1,575    1,708    1,910    1,553    2,902     2,106       987
Income taxes............      632      665      764      644    1,161       847       765
                          -------  -------  -------  -------  -------  --------  --------
Net income..............  $   943  $ 1,043  $ 1,146  $   909  $ 1,741  $  1,259  $    222
                          =======  =======  =======  =======  =======  ========  ========
Per share amounts:
 Basic earnings per
  share.................  $  0.84  $  0.93  $  1.03  $  0.82  $  1.59  $   1.16  $   0.20
 Diluted earnings per
  share.................     0.82     0.92     1.01     0.81     1.57      1.14      0.20
 Pro forma diluted
  earnings per share....                                         1.55                0.19
 Dividends declared per
  share.................     0.28     0.32     0.34     0.35     0.43      0.20      0.28
As Adjusted Net Income
 Data:
Net income before impact
 of tax assessment in
 1999...................  $   943  $ 1,043  $ 1,146  $   909  $ 1,741  $  1,259  $  1,664
As a percentage of
 revenue................      4.8%     5.0%     5.1%     4.0%     7.0%      7.0%      8.5%

                                                                       Nine Months Ended
                                    Year Ended December 31,              September 30,
                          -------------------------------------------- -----------------
                            1994     1995     1996     1997     1998     1998     1999
                          -------- -------- -------- -------- -------- -------- --------
                                           (financial data in millions)
Balance Sheet Data
 (at end of period):
Working capital.........  $    120 $    261 $  1,097 $  1,079 $  1,708          $    821
Long-term debt..........     1,127    1,729    2,573    2,583    2,191             1,817
Total assets............    11,182   12,645   14,954   15,912   17,067            18,717
Shareowners' equity.....     4,647    5,151    5,901    6,087    7,173             6,831
Operating Data:
Delivery volume (in
 millions of packages)..     3,023    3,094    3,153    3,038    3,137    2,302    2,385

Average daily package
 volume (in thousands):
 U.S. domestic:
  Next day air..........       583      668      760      822      938      912    1,012
  Deferred..............       623      716      763      771      783      736      790
  Ground................     9,868    9,949   10,015    9,521    9,645    9,382    9,709
                          -------- -------- -------- -------- -------- -------- --------
 Total U.S. domestic....    11,074   11,333   11,538   11,114   11,366   11,030   11,511
 International:
  Domestic..............       661      722      683      678      730      713      686
  Export................       166      175      194      217      256      246      290
                          -------- -------- -------- -------- -------- -------- --------
 Total International....       827      897      877      895      986      959      976
                          -------- -------- -------- -------- -------- -------- --------
 Total average daily
  package volume........    11,901   12,230   12,415   12,009   12,352   11,989   12,487
                          ======== ======== ======== ======== ======== ======== ========
Average revenue per
 piece:
 U.S. domestic:
  Next day air..........  $  19.63 $  19.36 $  19.34 $  19.49 $  19.69 $  19.66 $  19.84
  Deferred..............     12.18    11.27    11.39    11.87    12.39    12.49    12.57
  Ground................      4.83     4.95     5.09     5.19     5.51     5.51     5.67
 Total U.S. domestic....      6.02     6.20     6.44     6.71     7.15     7.14     7.39
 International:
  Domestic..............      5.87     6.22     6.10     5.35     5.14     5.05     5.17
  Export................     32.35    39.53    39.10    36.70    35.12    34.93    34.01
 Total International....     11.17    12.71    13.42    12.95    12.93    12.72    13.74
 Total average revenue
  per piece.............  $   6.38 $   6.68 $   6.94 $   7.18 $   7.61 $   7.59 $   7.88

Revenue:
 U.S. domestic package:
  Next day air..........  $  2,905 $  3,269 $  3,734 $  4,054 $  4,690 $  3,442 $  3,834
  Deferred..............     1,928    2,041    2,207    2,314    2,464    1,765    1,897
  Ground................    12,110   12,463   12,940   12,500   13,496    9,922   10,508
                          -------- -------- -------- -------- -------- -------- --------
 Total U.S. domestic
  package...............    16,943   17,773   18,881   18,868   20,650   15,129   16,239
 International package:
  Domestic..............       986    1,136    1,058      919      953      692      678
  Export................     1,360    1,750    1,931    2,015    2,284    1,650    1,884
                          -------- -------- -------- -------- -------- -------- --------
 Total International
  package...............     2,346    2,886    2,989    2,934    3,237    2,342    2,562
                          -------- -------- -------- -------- -------- -------- --------
 Non-package............       287      386      498      656      901      653      805
                          -------- -------- -------- -------- -------- -------- --------
 Total revenue..........  $ 19,576 $ 21,045 $ 22,368 $ 22,458 $ 24,788 $ 18,124 $ 19,606
                          ======== ======== ======== ======== ======== ======== ========
Operating weekdays......       254      253      254      253      254      192      191
Employees
 (at September 30)......   320,000  337,000  338,000  331,000  333,000
Shipping customers (in
 millions)..............      1.50     1.61     1.64     1.61     1.69
Aircraft fleet (at end
 of period).............       462      467      529      555      536
Delivery vehicles (at
 end of period).........   134,000  153,000  160,000  149,000  149,000
Capital expenditures (in
 millions)..............  $  1,789 $  2,096 $  2,333 $  1,984 $  1,645 $  1,022 $  1,080

                                  RISK FACTORS

Risks Relating to Our Certificate of Incorporation and Bylaw Provisions and the Public Offering

  Class B common stock will have insignificant voting power

   Our class A common stock entitles its holders to ten votes for each share. Upon completion of this offering, class A common stock will constitute about 90% of our total outstanding common stock and about 99% of our total voting power and thus will be able to exercise a controlling influence over our business. The class B common stock entitles its holders to only one vote per share. Upon completion of this offering, class B common stock will constitute about 10% of our total outstanding common stock and about 1% of our total voting power.

   Sales by current shareowners of a large number of our shares could cause the value of your shares to decline

   As the restricted periods on class A common stock expire, those shares will be eligible to be sold, including in the public market, upon automatic conversion into class B common stock. Substantial numbers of our shares are held by foundations and trusts established by the founders of UPS and by the heirs and descendants of those founders. These holders have owned their shares for many years and have not had access to a public market in which to sell their shares. We cannot assure you that these significant shareowners will not take advantage of a public market to sell significant amounts of their stock. Substantial sales could adversely affect the market value of the class B common stock and the value of your shares.

   Our certificate of incorporation and bylaw provisions, and several other factors, could limit another party's ability to acquire us and deprive you of the opportunity to obtain a takeover premium for your shares

   A number of provisions that are in our certificate of incorporation and bylaws will make it difficult for another company to acquire us and for you to receive any related takeover premium for your shares. For example, our certificate of incorporation severely reduces the voting power of any person or group that beneficially owns more than 25% of our shares, allows our board of directors to issue up to 200,000,000 preferred shares without a shareowner vote and provides that shareowners may not act by written consent and may not call a special meeting.

   In addition, our capital structure may deter a potential change in control, because our voting power will be concentrated in our class A common stock. These shares will be held by our current shareowners and, upon any valid transfer to someone who is not a "permitted transferee," will automatically convert into class B common stock. This automatic dilution of voting power in the hands of a potential acquiror may be a deterrent to any potential acquisition transaction. We anticipate that in the future we will issue class A common stock to our managers and employees, which may include managers and employees of companies we acquire. Our managers and employees may be less inclined to accept a takeover offer for their shares than other shareowners.

   The market price of our class B common stock may be volatile, which could cause the value of your investment in UPS to decline

   Any of the following factors could affect the market price of our class B common stock:

  .  changes in earnings estimates by financial analysts

  .  our failure to meet financial analysts' performance expectations

  . changes in market valuations of other transportation and logistics companies

  . the expiration of any of the three restricted periods on class A common stock

  .  general market and economic conditions

   In addition, many of the risks described elsewhere in this "Risk Factors" section could materially and adversely affect our stock price. The stock markets have experienced price and volume volatility that has affected many companies' stock prices. Stock prices for many companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. Fluctuations such as these may affect the market price of our class B common stock.

Risks Relating to Our Business

   We face aggressive competition

   We compete with many companies and services on a local, regional, national and international basis. Our competitors include the postal services of the U.S. and other nations, various motor carriers, express companies, freight forwarders, air couriers and others. Postal services may be able to obtain government subsidies or to subsidize operating costs through profits from their monopoly operations. Our industry is undergoing rapid consolidation, and the combining entities are competing aggressively for business at low rates. If we are unable to compete on price with these competitors as they attempt to increase their market share, our business will be materially adversely affected.

   Historically, we competed primarily in the U.S., where our size and geographic reach have given us a competitive advantage. As our domestic competitors have grown and consolidated, and as the market for our services has grown increasingly international, we face more significant competitive challenges both in the U.S. and abroad.

   Strikes, work stoppages and slowdowns by our employees can negatively affect our results of operations

   Our business depends to a significant degree on our ability to avoid strikes and other work stoppages by our employees. As our competitors have grown in size and strength, we face permanent loss of customers if we are unable to provide uninterrupted service. In 1997, a labor strike by the International Brotherhood of Teamsters, and the refusal of the Independent Pilots Association to cross the picket lines, had a material adverse effect on our results of operations.

   The International Brotherhood of Teamsters represents about 202,000 (62%) of our employees. The Independent Pilots Association represents all of our non-management pilots. Our new collective bargaining agreement with the Teamsters, which was negotiated in August 1997, terminates on July 31, 2002. We have an eight-year agreement with the Independent Pilots Association that becomes amendable on January 1, 2004.

   A number of our competitors are less unionized than we are, which may enable them to implement more flexible work rules than we are able to employ. These more flexible rules could provide our competitors with the ability to offer services that we are unable to match without concessions from our unions.

   We cannot assure you as to the results of negotiations of future collective bargaining agreements, whether future collective bargaining agreements will be negotiated without service interruptions or the possible impact of future collective bargaining agreements on our financial condition and results of operations. We cannot assure you that strikes will not occur in the future in connection with labor negotiations or otherwise. Any prolonged strike or work stoppage could have a material adverse effect on our results of operations and financial condition.

   We have incurred significant costs, and may incur significant additional costs, as a result of a recent unfavorable Tax Court decision

   On August 9, 1999 the U.S. Tax Court issued an opinion unfavorable to UPS regarding a Notice of Deficiency asserting that we are liable for additional tax for the 1983 and 1984 tax years. The Court held that we are liable for tax on income of Overseas Partners Ltd., a Bermuda company, which has reinsured excess value package insurance purchased by our customers beginning in 1984. Excess value package insurance, also called shippers' risk insurance, is insurance purchased by UPS shippers for packages whose declared value exceeds $100. UPS arranged primary insurance from unaffiliated insurance companies to cover possible loss or damage to these packages. OPL historically has reinsured the primary insurance companies' risk in exchange for substantially all of the premiums collected.

   The Court held that for the 1984 tax year we are liable for taxes of $31 million on income reported by OPL, penalties and penalty interest of $93 million and interest for a total after-tax exposure we estimate at approximately $246 million.

   In addition, during the first quarter of 1999, the IRS issued two Notices of Deficiency asserting that we are liable for additional tax for the 1985 through 1987 tax years, and the 1988 through 1990 tax years. The primary assertions by the IRS relate to the reinsurance of excess value package insurance, the issue raised for the 1984 tax year. The IRS has based its assertions on the same theories included in the 1983-1984 Notice of Deficiency.

   We anticipate that the IRS will take similar positions for tax years subsequent to 1990. Based on the Tax Court opinion, we currently estimate that our total after-tax exposure for the tax years 1984 through 1999 could be as high as $2.353 billion. We are in the process of analyzing our position in light of the Tax Court opinion and are evaluating our options, including appeal of the Tax Court decision, continuance of the litigation or negotiation of a settlement.

   In our second quarter 1999 financial statements, we recorded a tax assessment charge of $1.786 billion, which included an amount for related state tax liabilities. The charge included taxes of $915 million and interest of $871 million. This assessment resulted in a tax benefit of $344 million related to the interest component of the assessment. As a result, our net charge to net income for the tax assessment was $1.442 billion, increasing our total after-tax reserve at that time with respect to these matters to $1.672 billion.

   We determined the size of our reserve with respect to these matters in accordance with generally accepted accounting principles based on our estimate of our most likely liability. In making this determination, we concluded that it was more likely that we would be required to pay taxes on income reported by OPL and interest, but that it was not probable that we would be required to pay any penalties and penalty interest. If penalties and penalty interest ultimately are determined to be payable, we would have to record an additional charge of up to $681 million. We cannot assure you that our ultimate liability for these matters will not exceed the level of our reserves.

   The IRS has proposed adjustments, unrelated to the OPL matters discussed above, regarding the timing of deductions, the characterization of expenses as capital rather than ordinary and our entitlement to the investment tax credit and the research tax credit in the 1985 through 1990 tax years. These proposed adjustments, if sustained, would result in $88 million in additional tax for the 1985 through 1987 tax years and $267 million in additional tax for the 1988 through 1990 tax years. Should the IRS prevail on these issues, unpaid interest on these adjustments through 1999 could aggregate up to $396 million, after the benefit of related tax deductions. The IRS may take similar positions with respect to some of these issues for each of the years from 1991 through 1999.

   We may have conflicts of interest in connection with transactions we enter into with Overseas Partners Ltd.

   At least a majority of our current shareowners also are shareowners of OPL, and a majority of OPL's directors and officers are current and former UPS employees. Our ongoing business relationships with OPL consist of the lease of our Ramapo Ridge facility and the reinsurance of some of our workers' compensation insurance. We cannot assure you that transactions between us and OPL have been made on the most favorable terms that we could obtain in transactions with unrelated parties. If in the future we engage in other transactions with OPL, we anticipate that they will be on an arms-length basis.

   Our relationships with OPL are described in greater detail under the heading "Relationships with Overseas Partners Ltd."

   Our failure to comply with, or the costs of complying with, government regulation could negatively affect our results of operations

   Our operations are subject to a number of complex and stringent aviation, transportation, environmental, labor, employment and other laws and regulations. These laws and regulations generally require us to maintain and comply with a wide variety of certificates, permits, licenses and other approvals. See "Business--Government Regulation." Our failure to maintain required certificates, permits or licenses, or to comply with applicable laws, ordinances or regulations, could result in substantial fines or possible revocation of our authority to conduct our operations.

   We cannot assure you that existing laws or regulations will not be revised or that new laws or regulations, which could have an adverse impact on our operations, will not be adopted or become applicable to us. We also cannot assure you that we will be able to recover any or all increased costs of compliance from our customers or that our business and financial condition will not be materially and adversely affected by future changes in applicable laws and regulations.

   Some of our systems, and the systems of third parties we work with, may not be year 2000 compliant

   Our failure to appropriately address a material year 2000 issue, or the failure by any third parties who provide goods or services that are critical to our business activities to appropriately address their year 2000 issues, could have a material adverse effect on our financial condition, liquidity or results of operations. Our business is increasingly reliant on sophisticated computer systems, and we would suffer material adverse consequences if our systems malfunctioned due to year 2000 issues.

   Economic and other conditions in the international markets in which we operate can affect demand for our services and our results of operations

   A key component of our business, and a major target for our future growth, is our operations outside of the United States. For the year ended December 31, 1998, we derived approximately 13% of our revenues from international operations. If we are unable to compete successfully in these markets, our results of operations will be adversely affected.

   In many countries, we face vigorous competition from government-owned or sponsored postal services that are able to price their services extremely competitively due to their ability to obtain government subsidies or to subsidize operating costs through profits from their monopoly operations.

   Operations in international markets also present currency exchange and inflation risks. In some countries where we operate, economic and monetary conditions could affect our ability to convert our earnings to United States dollars or to remove funds from those countries. We may experience adverse tax consequences as we attempt to repatriate funds to the United States from other countries.

   Increases in aviation and motor fuel prices can negatively affect our results of operations

   We require significant quantities of gasoline, diesel fuel and jet fuel for our aircraft and delivery vehicles. We therefore are exposed to commodity price risk associated with variations in the market price for petroleum products. Competitive and other pressures may prevent us from passing these costs on to our customers. We cannot assure you that our supply of these products will continue uninterrupted, that rationing will not be imposed or that the prices of, or taxes on, these products will not increase significantly in the future. Increases in prices that we are unable to pass on to our customers will adversely affect our results of operations.

   Our operating results are subject to cyclical and seasonal fluctuations

   We serve numerous industries and customers that experience significant fluctuations in demand based on economic conditions and other factors beyond our control. Demand for our services could be materially adversely affected by downturns in the businesses of our customers.

   Historically, we have experienced our best operating results in the second and fourth quarters of each year. Shipping activity is generally lowest during the first quarter and weather conditions also can adversely affect first quarter operating results. Shipping activity is generally highest in the fourth quarter as a result of the holiday season. Our European operations experience lower volumes in the third quarter due to the general slowdown in business activity in August. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                USE OF PROCEEDS

   We will receive net proceeds from this offering of about $5.272 billion, or $5.800 billion if the U.S. underwriters exercise their over-allotment option in full. Within several months after the offering, we intend to use the net proceeds of this offering to fund a cash tender offer for some of our class A-1 common stock. During the period between this offering and the tender offer, the net proceeds will be invested in investment-grade short-term securities.

                                DIVIDEND POLICY

   The following table sets forth the dividends declared on our common stock for the periods indicated:

                                                               Nine Months Ended
                                    Year Ended December 31,      September 30,
                                 ----------------------------- -----------------
                                 1994  1995  1996  1997  1998    1998     1999
                                 ----- ----- ----- ----- ----- -------- --------
   Dividends per share.........  $.550 $.640 $.680 $.700 $.850    $.400    $.550
   Dividends per share after
    giving effect to the merger
    exchange ratio of 2-for-1..  $.275 $.320 $.340 $.350 $.425    $.200    $.275

   Our board of directors' policy is to declare dividends each year out of current earnings. Our board of directors expects to continue to declare dividends on our common stock after this offering. The declaration of future dividends is subject to the discretion of our board of directors in light of all relevant factors, including earnings, general business conditions and working capital requirements.

                                CAPITALIZATION

   The following table sets forth:

  .  the actual capitalization of Old UPS as of September 30, 1999

  .  that capitalization as adjusted for the merger and this offering

  . that adjusted capitalization, pro forma for the tender offer, assuming the use of the net proceeds of this offering in the tender offer and a tender offer price of $56.00 per share, which would result in the purchase of about 94.1 million shares of class A-1 common stock. Shares purchased in the tender offer are reflected as treasury stock in the table below. A tender offer price of $58.00 per share, as compared to a tender offer price of $56.00 per share, would result in there being about 3.2 million fewer shares of class A-1 common stock purchased in the tender offer.

   You should read this table in conjunction with the consolidated financial statements and the notes to those statements which are included elsewhere in this prospectus.

                                              September 30, 1999
                                      ----------------------------------------
                                                                 As Adjusted,
                                      Actual      As Adjusted      Pro Forma
                                      ----------  ------------   -------------
                                       (in millions, except share data)
Debt:
Current maturities of long-term
 debt................................ $      678    $       678     $      678
Long-term debt.......................      1,817          1,817          1,817
                                      ----------    -----------     ----------
    Total debt.......................      2,495          2,495          2,495
                                      ----------    -----------     ----------
Shareowners' Equity:
  Preferred stock: no par value;
   200,000,000 shares authorized; no
   shares issued.....................         --             --             --
  Common stock: $.10 par value;
   900,000,000 shares authorized
   before the merger; 559,000,000, 0
   and 0 shares issued...............         56             --             --
  Class A-1 common stock: $.01 par
   value; 1,533,333,333 shares
   authorized after the merger;
   0, 364,610,809 and 364,610,809
   shares issued.....................         --              4              4
  Class A-2 common stock: $.01 par
   value; 1,533,333,333 shares
   authorized after the merger;
   0, 364,610,809 and 364,610,809
   shares issued.....................         --              4              4
  Class A-3 common stock: $.01 par
   value; 1,533,333,334 shares
   authorized after the merger;
   0, 364,610,809 and 364,610,809
   shares issued.....................         --              4              4
  Class B common stock: $.01 par
   value; 5,600,000,000 shares
   authorized; 0, 109,400,000 and
   109,400,000 shares issued.........         --              1              1
  Additional paid-in capital.........        287          5,033          5,033
  Retained earnings..................      7,191          7,191          7,191
  Accumulated other comprehensive
   loss..............................       (134)          (134)          (134)
  Treasury stock at cost: 12,083,786,
   0 and 94,138,393 shares...........       (569)            --         (5,272)
                                      ----------    -----------     ----------
    Total shareowners' equity........      6,831         12,103          6,831
                                      ----------    -----------     ----------
      Total capitalization........... $    9,326    $    14,598     $    9,326
                                      ==========    ===========     ==========

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

   The following table sets forth consolidated financial and operating data. The financial data as of and for the periods ended December 31, 1997 and 1998 and September 30, 1999, and for the periods ended December 31, 1996 and September 30, 1998, presented in this table are derived from the consolidated financial statements and notes thereto which are included elsewhere in this prospectus. You should read the financial data below in conjunction with those consolidated financial statements and notes, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial data appearing elsewhere in this prospectus. The remaining financial data are derived from consolidated financial statements that are not contained in this prospectus. The consolidated financial data as of September 30, 1999 and for the nine months ended September 30, 1998 and 1999 have been derived from our unaudited consolidated financial statements, which are included in this prospectus and which, in our opinion, reflect all adjustments, consisting only of adjustments of a normal and recurring nature, necessary for a fair presentation. Results for the nine months ended September 30, 1999 are not necessarily indicative of results for the full year.

   The financial and operating data as of and for the year ended December 31, 1997 reflect the impact of the Teamsters strike. The strike resulted in a net loss of $211 million and an operating loss of $349 million for the month of August 1997, compared to net income of $113 million and operating profit of $187 million for August 1996. Except as noted, the financial data for the nine months ended September 30, 1999 reflect a tax assessment charge relating to the Tax Court decision.

   Per share amounts reflect the merger exchange ratio of 2-for-1, which will have the effect of a 2-for-1 stock split.

                                                                         Nine Months
                                                                       Ended September
                                  Year Ended December 31,                    30,
                          -------------------------------------------  ----------------
                           1994     1995     1996     1997     1998     1998     1999
                          -------  -------  -------  -------  -------  -------  -------
                          (financial data in millions, except per share amounts)
Statement of Income
 Data:
Revenue:
 U.S. domestic package..  $16,943  $17,773  $18,881  $18,868  $20,650  $15,129  $16,239
 International package..    2,346    2,886    2,989    2,934    3,237    2,342    2,562
 Non-package............      287      386      498      656      901      653      805
                          -------  -------  -------  -------  -------  -------  -------
 Total revenue..........   19,576   21,045   22,368   22,458   24,788   18,124   19,606
Operating expenses:
 Compensation and
  benefits..............   11,727   12,401   13,326   13,289   14,346   10,587   11,226
 Other..................    6,293    6,478    7,013    7,471    7,352    5,315    5,522
 Restructuring charge...       --      372       --       --       --       --       --
                          -------  -------  -------  -------  -------  -------  -------
 Total operating
  expenses..............   18,020   19,251   20,339   20,760   21,698   15,902   16,748
Operating profit (loss):
 U.S. domestic package..    1,821    1,937    2,181    1,654    2,899    2,098    2,522
 International package..     (390)    (250)    (281)     (67)      56       19      147
 Non-package............      125      107      129      111      135      105       85
 Corporate..............       --       --       --       --       --       --      104
                          -------  -------  -------  -------  -------  -------  -------
 Total operating
  profit................    1,556    1,794    2,029    1,698    3,090    2,222    2,858
Other income (expense):
 Investment income......       13       26       39       70       84       56      115
 Interest expense.......      (29)     (77)     (95)    (187)    (227)    (169)    (170)
 Tax assessment.........       --       --       --       --       --       --   (1,786)
 Miscellaneous, net.....       35      (35)     (63)     (28)     (45)      (3)     (30)
                          -------  -------  -------  -------  -------  -------  -------
Income before income
 taxes..................    1,575    1,708    1,910    1,553    2,902    2,106      987
Income taxes............      632      665      764      644    1,161      847      765
                          -------  -------  -------  -------  -------  -------  -------
Net income..............  $   943  $ 1,043  $ 1,146  $   909  $ 1,741  $ 1,259  $   222
                          =======  =======  =======  =======  =======  =======  =======
Per share amounts:
 Basic earnings per
  share.................  $  0.84  $  0.93  $  1.03  $  0.82  $  1.59  $  1.16  $  0.20
 Diluted earnings per
  share.................     0.82     0.92     1.01     0.81     1.57     1.14     0.20
 Dividends declared per
  share.................     0.28     0.32     0.34     0.35     0.43     0.20     0.28
As Adjusted Net Income
 Data:
Net income before impact
 of tax assessment in
 1999...................  $   943  $ 1,043  $ 1,146  $   909  $ 1,741  $ 1,259  $ 1,664
As a percentage of
 revenue................      4.8%     5.0%     5.1%     4.0%     7.0%     7.0%     8.5%

                                                                         Nine Months
                                                                       Ended September
                                    Year Ended December 31,                  30,
                          -------------------------------------------- ---------------
                            1994     1995     1996     1997     1998    1998    1999
                          -------- -------- -------- -------- -------- ------- -------
                                          (financial data in millions)
Balance Sheet Data
 (at end of period):
Working capital.........  $    120 $    261 $  1,097 $  1,079 $  1,708         $   821
Long-term debt..........     1,127    1,729    2,573    2,583    2,191           1,817
Total assets............    11,182   12,645   14,954   15,912   17,067          18,717
Shareowners' equity.....     4,647    5,151    5,901    6,087    7,173           6,831

Operating Data:
Delivery volume (in
 millions of packages)..     3,023    3,094    3,153    3,038    3,137   2,302   2,385
Average daily package
 volume (in thousands):
 U.S. domestic:
  Next day air..........       583      668      760      822      938     912   1,012
  Deferred..............       623      716      763      771      783     736     790
  Ground................     9,868    9,949   10,015    9,521    9,645   9,382   9,709
                          -------- -------- -------- -------- -------- ------- -------
 Total U.S. domestic....    11,074   11,333   11,538   11,114   11,366  11,030  11,511
 International:
  Domestic..............       661      722      683      678      730     713     686
  Export................       166      175      194      217      256     246     290
                          -------- -------- -------- -------- -------- ------- -------
 Total International....       827      897      877      895      986     959     976
                          -------- -------- -------- -------- -------- ------- -------
 Total average daily
  package volume........    11,901   12,230   12,415   12,009   12,352  11,989  12,487
                          ======== ======== ======== ======== ======== ======= =======
Average revenue per
 piece:
 U.S. domestic:
  Next day air..........  $  19.63 $  19.36 $  19.34 $  19.49 $  19.69 $ 19.66 $ 19.84
  Deferred..............     12.18    11.27    11.39    11.87    12.39   12.49   12.57
  Ground................      4.83     4.95     5.09     5.19     5.51    5.51    5.67
 Total U.S. domestic....      6.02     6.20     6.44     6.71     7.15    7.14    7.39
 International:
  Domestic..............      5.87     6.22     6.10     5.35     5.14    5.05    5.17
  Export................     32.35    39.53    39.10    36.70    35.12   34.93   34.01
 Total International....     11.17    12.71    13.42    12.95    12.92   12.72   13.74
 Total average revenue
  per piece.............  $   6.38 $   6.68 $   6.94 $   7.18 $   7.61 $  7.59 $  7.88

Revenue:
 U.S. domestic package:
  Next day air..........  $  2,905 $  3,269 $  3,734 $  4,054 $  4,690 $ 3,442 $ 3,834
  Deferred..............     1,928    2,041    2,207    2,314    2,464   1,765   1,897
  Ground................    12,110   12,463   12,940   12,500   13,496   9,922  10,508
                          -------- -------- -------- -------- -------- ------- -------
 Total U.S. domestic
  package...............    16,943   17,773   18,881   18,868   20,650  15,129  16,239
 International package:
  Domestic..............       986    1,136    1,058      919      953     692     678
  Export................     1,360    1,750    1,931    2,015    2,284   1,650   1,884
                          -------- -------- -------- -------- -------- ------- -------
 Total International
  package...............     2,346    2,886    2,989    2,934    3,237   2,342   2,562
                          -------- -------- -------- -------- -------- ------- -------
 Non-package............       287      386      498      656      901     653     805
                          -------- -------- -------- -------- -------- ------- -------
 Total revenue..........  $ 19,576 $ 21,045 $ 22,368 $ 22,458 $ 24,788 $18,124 $19,606
                          ======== ======== ======== ======== ======== ======= =======

Operating weekdays......       254      253      254      253      254     192     191
Employees
 (at September 30)......   320,000  337,000  338,000  331,000  333,000
Shipping customers
 (in millions)..........      1.50     1.61     1.64     1.61     1.69
Aircraft fleet (at end
 of period).............       462      467      529      555      536
Delivery vehicles
 (at end of period).....   134,000  153,000  160,000  149,000  149,000
Capital expenditures (in
 millions)..............  $  1,789 $  2,096 $  2,333 $  1,984 $  1,645 $ 1,022 $ 1,080

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Overview

   We are one of the leading global providers of specialized transportation and logistics services. Our primary business is the delivery of time-definite packages and documents for 1.7 million shipping customers per day throughout the United States and in over 200 other countries and territories. We also provide logistics services, including integrated supply chain management, for major companies worldwide. Since the founding of our company in 1907, we have successfully established a vast and reliable global transportation infrastructure, developed a comprehensive, competitive and guaranteed portfolio of services, and consistently supported them with advanced technology.

   We report our operations in three segments: U.S. domestic package operations, international package operations and non-package operations. Package operations represent our core business and are divided into regional operations around the world. Regional operations managers are responsible for both domestic and export operations within their geographic region. International package operations include shipments wholly outside the U.S. as well as shipments with either origin or distribution outside the U.S. Non-package operations, including logistics, are distinct from package operations. Third-party logistics is one of our fastest growing businesses.

   E-commerce affects all of our operating segments. We have teamed with over 100 leading providers of e-commerce solutions to offer fully integrated Internet-based solutions for our customers, and believe that we are well positioned for growth in this area.

Sources of Revenue

   We derive our revenue primarily from the delivery of packages and also from non-package services. Package delivery rates vary depending on weight, size, distance and level of service. We review rates periodically, and have increased our rates across most product lines in each of 1997, 1998 and 1999. We derive our non-package revenue primarily from logistics, warehousing operations, truck leasing, refrigerated transport services and courier services.

   Over the past two decades, we have been developing our international business and have become a global company. As our international business has evolved, we have improved our product mix by focusing on our core express package business. We are now shipping more time-definite cross-border packages and fewer lower-yielding intra-country packages. As a result, our international business achieved profitability in 1998.

   The following table sets forth the percentage of our revenue attributable to each operating segment:

                                          Year Ended        Nine Months Ended
                                         December 31,         September 30,
                                       -------------------  ------------------
    Operating Segment                  1996   1997   1998     1998      1999
    -----------------                  -----  -----  -----  --------  --------
   U.S. domestic package..............  84.4%  84.0%  83.3%     83.5%     82.8%
   International package..............  13.4   13.1   13.1      12.9      13.1
   Non-package........................   2.2    2.9    3.6       3.6       4.1
                                       -----  -----  -----  --------  --------
                                       100.0% 100.0% 100.0%    100.0%    100.0%
                                       =====  =====  =====  ========  ========

   We have implemented a new arrangement for providing excess value package insurance for our customers through UPS subsidiaries. This new arrangement will result in including in our non-package operating segment the net operations of the excess value package insurance program offered to our customers. We expect that this arrangement will increase our operating profit for the non-package segment by about $60 million to $70 million in the fourth quarter of 1999. This revised arrangement should eliminate for future periods the issues considered by the Tax Court in the notices of deficiency relating to OPL. See "Relationships with Overseas Partners Ltd."

Components of Expenses

   The largest components of our costs are compensation and benefits, fuel, purchased transportation, depreciation and amortization, repairs and maintenance and other occupancy expenses. Purchased transportation expenses include rail, contractor compensation and airlift costs. Other occupancy expenses consist primarily of facility rental and utilities.

   Our operating ratio, which measures operating expenses as a percentage of revenue, improved in 1998 and again in the first nine months of 1999. This improvement reflects our continuing initiative to increase our operating efficiency and to reduce the rate by which our costs grow across our company. We will continue to focus on ways to limit the growth of our costs to improve our competitiveness.

Results of Operations

   The following table shows statement of income data as a percentage of revenue. Results for 1997 reflect the impact of the Teamsters strike, and results for the nine months ended September 30, 1999 reflect a tax assessment charge relating to the Tax Court decision:

                                          Year Ended        Nine Months Ended
                                         December 31,         September 30,
                                       -------------------  ------------------
                                       1996   1997   1998     1998      1999
                                       -----  -----  -----  --------  --------
   Revenue............................ 100.0% 100.0% 100.0%    100.0%    100.0%
   Operating expenses:
     Compensation and benefits........  59.6   59.2   57.9      58.4      57.3
     Other............................  31.4   33.3   29.7      29.3      28.2
                                       -----  -----  -----  --------  --------
   Operating ratio....................  90.9   92.4   87.5      87.7      85.4
   Operating profit...................   9.1    7.6   12.5      12.3      14.6
   Net income.........................   5.1%   4.0%   7.0%      7.0%      1.1%*
                                       =====  =====  =====  ========  ========

   * Net income as adjusted to eliminate the impact of the tax assessment charge would have been 8.5% of revenue.

   Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

   The following table shows the change in revenue, both in dollars and in percentage terms:

                                                     Nine Months
                                                        Ended
                                                    September 30,    Change
                                                   --------------- ------------
                                                    1998    1999     $      %
   Operating Segment                               ------- ------- ------  ----
                                                      (dollars in millions)
   U.S. domestic package:
     Next day air................................. $ 3,442 $ 3,834 $  392  11.4%
     Deferred.....................................   1,765   1,897    132   7.5
     Ground.......................................   9,922  10,508    586   5.9
                                                   ------- ------- ------
   Total U.S. domestic package....................  15,129  16,239  1,110   7.3
   International package:
     Domestic.....................................     692     678    (14) (2.0)
     Export.......................................   1,650   1,884    234  14.2
                                                   ------- ------- ------
   Total International package....................   2,342   2,562    220   9.4
   Non-package....................................     653     805    152  23.3
                                                   ------- ------- ------
     Consolidated revenue......................... $18,124 $19,606 $1,482   8.2%
                                                   ======= ======= ======

   U.S. domestic package revenue increased over $1.1 billion primarily due to a 4.4% volume increase combined with a 3.5% improvement in revenue per piece. Package volume growth occurred in all products, with average volume for our Next Day Air product growing by 11.0%. The substantial improvement in our ground revenue, which comprises 65% of our U.S. domestic package revenue, also was a major factor in the overall revenue improvement.

   During the first quarter of 1999, we increased rates for standard ground shipments an average of 2.5% for commercial deliveries. The ground residential charge continues to be $1.00 over the commercial ground rate, with an additional delivery area surcharge added to some less accessible areas. In addition, we increased rates for UPS Next Day Air, UPS Next Day Air Saver and UPS 2nd Day Air an average of 2.5%, while we decreased the rate for UPS 2nd Day Air A.M. by 2.2%. The rate for UPS Next Day Air Early A.M. did not change. Rates for international shipments originating in the U.S. did not change for UPS Worldwide Express, Worldwide Express Plus, UPS Worldwide Expedited and UPS International Standard service. Rate changes for shipments originating outside the U.S. were made throughout the past year and varied by geographic market.

   The increase in international package revenue was primarily attributable to an overall improvement in product mix, specifically volume growth for our export products. All international operations posted volume increases for express products, with the largest increases experienced in our Asia Pacific and European operations. Due to the strong growth of our international export products, our total average revenue per piece for international increased $1.02 per package, or 8.0%.

   The increase in non-package revenue resulted primarily from continued growth of the UPS Logistics Group. This growth reflects both new business and increased business with existing customers.

   Operating expenses increased by $846 million, or 5.3%. Compensation and benefit expenses accounted for $639 million of this increase and purchased transportation costs increased by $105 million. The operating ratio improved from 87.7 during 1998 to 85.4 during 1999. This improvement resulted primarily from containment of operating expense growth through better utilization of existing capacity and from continued company-wide cost containment efforts. Fuel costs during the first nine months of 1999 were $24 million, or 5.4%, higher than in 1998.

   The following table shows the change in operating profit, both in dollars and in percentage terms:

                                                       Nine Months
                                                          Ended
                                                      September 30,   Change
                                                      ------------- -----------
   Operating Segment                                   1998   1999   $      %
   -----------------                                  ------ ------ ----  -----
                                                       (dollars in millions)
   U.S. domestic package............................. $2,098 $2,522 $424   20.2%
   International package.............................     19    147  128  673.7
   Non-package.......................................    105     85  (20) (19.0)
   Corporate.........................................    --     104  104      *
                                                      ------ ------ ----
     Consolidated operating profit................... $2,222 $2,858 $636   28.6%
                                                      ====== ====== ====

  --------
  *Not meaningful.

   U.S. domestic package operating profit improved due to the volume and revenue improvements discussed previously, combined with the containment of operating expense growth.

   International package operating profit grew almost seven-fold due to volume growth in our higher revenue per piece export products. The largest contributor to the operating profit improvement was the Europe region, followed closely by the Asia Pacific region.

   The decrease in non-package operating profit reflects, in part, higher third-party underwriting losses for UPINSCO, our captive insurance company, lower earnings for our UPS Logistics Group and start-up costs at

UPS Capital Corporation during the first nine months of 1999. The decline in operating profit for the UPS Logistics Group resulted primarily from higher third-party transportation costs for its SonicAir subsidiary and higher fuel costs for its UPS Truck Leasing subsidiary. These decreases were offset somewhat by higher operating profits for the group's Worldwide Logistics subsidiary.

   Beginning in 1999, we have added a "Corporate" line-item to our segment reporting. This line-item reflects a new accounting pronouncement that requires us to capitalize some of our costs to develop or obtain computer software for internal use. These costs are not allocated to segments. We discuss this new accounting pronouncement further under the heading "Future Accounting Changes."

   The increase in investment income of $59 million for the period is due to large cash, cash equivalents and marketable securities balances we have had available throughout 1999.

   Net income for the nine months ended September 30, 1999, decreased $1.037 billion from the prior year. This is the result of a charge we recorded during the second quarter of 1999 for a tax assessment, which reduced our net income by $1.442 billion. Further discussion is included under the heading "Liquidity and Capital Resources."

   1998 Compared to 1997

   The following table shows the change in revenue, both in dollars and in percentage terms:

                                                      Year Ended
                                                     December 31,     Change
                                                    --------------- -----------
   Operating Segment                                 1997    1998     $     %
   -----------------                                ------- ------- ------ ----
                                                       (dollars in millions)
   U.S. domestic package........................... $18,868 $20,650 $1,782  9.4%
   International package...........................   2,934   3,237    303 10.3
   Non-package.....................................     656     901    245 37.3
                                                    ------- ------- ------
     Consolidated revenue.......................... $22,458 $24,788 $2,330 10.4%
                                                    ======= ======= ======

   The increase in U.S. domestic package revenue in 1998 resulted from continued improvement in product mix, combined with generally higher revenue per piece. The 1997 revenues were adversely affected by the 15-day Teamsters strike. The Teamsters union, which represents about 202,000 of our employees, was on strike from August 4 through August 19, 1997. In addition, the Independent Pilots Association, which represents all of our non-management pilots, observed picket lines in support of the Teamsters strike. Excluding the period of the strike, average daily domestic volume in 1998 was 2.2% below 1997, reflecting residual lost volume following the strike. Domestic express volume, however, increased by 4.0%.

   During the first quarter of 1998, we increased rates for standard ground shipments an average of 3.6% for commercial deliveries, and increased the ground residential premium from $.80 to $1.00 over the commercial ground rate. In addition, we increased rates for each of UPS Next Day Air, UPS 2nd Day Air and UPS 3 Day Select about 3.3%. Rates for international shipments originating in the U.S. did not change for UPS Worldwide Express, UPS Worldwide Expedited and UPS Standard Service to Canada. Rate changes for shipments originating outside the U.S. were made throughout 1998 and varied by geographic market.

   The increase in international package revenue in 1998 was attributable primarily to a 10.5% increase in volume and an improvement in product mix. The revenue increase was partially offset by the stronger U.S. dollar. Europe was a significant contributor to international revenue growth in 1998 as a result of a 12.2% volume increase and improved product mix. The increase in non-package revenue in 1998 was driven mainly by continued growth of the UPS Logistics Group.

   Consolidated operating expenses increased $938 million, or 4.5%, in 1998 over 1997, while the operating ratio improved from 92.4 during 1997 to 87.5 during 1998. Compensation and benefits expenses increased

$1.057 billion in 1998, in part due to labor costs not incurred during the Teamsters strike in August 1997. Other operating expenses decreased $119 million from 1997 to 1998, mainly driven by lower fuel costs and the reduction of overhead costs in 1998.

   The following table shows the change in operating profit, both in dollars and in percentage terms:

                                                      Year Ended
                                                     December 31,     Change
                                                     -------------- -----------
   Operating Segment                                  1997    1998    $     %
   -----------------                                 ------  ------ ------ ----
                                                       (dollars in millions)
   U.S. domestic package............................ $1,654  $2,899 $1,245 75.3%
   International package............................    (67)     56    123  *
   Non-package......................................    111     135     24 21.6
                                                     ------  ------ ------
   Consolidated operating profit.................... $1,698  $3,090 $1,392 82.0%
                                                     ======  ====== ======

  --------
   *Not meaningful.

   Approximately $703 million of the U.S. domestic package operating profit increase resulted from improvements in U.S. domestic revenue per piece, improved product mix and containment of operating expense growth. The remaining $542 million of the increase reflects the change between August 1998 and August 1997, the period in which the Teamsters strike occurred.

   The favorable trend in international operations resulted primarily from higher volume, improved product mix and better utilization of existing capacity. Most of this improvement was due to the Europe region. Despite the economic problems in Asia, operating results associated with the Asia Pacific region continued to improve in 1998.

   Net income increased by $832 million in 1998 over 1997. Approximately $496 million of this improvement was due primarily to higher revenue per piece on U.S. domestic products, improved product mix, improved international operating results and the containment of operating expense growth. The remaining increase of $336 million resulted from the change in net income for August 1998 as compared to August 1997, the period in which the Teamsters strike occurred.

   1997 Compared to 1996

   The Teamsters strike severely limited U.S. domestic package operations during August 1997 and also curtailed international operations. The strike resulted in a net loss of $211 million and an operating loss of $349 million for the month of August 1997, compared to net income of $113 million and operating profit of $187 million for August 1996, causing a significant adverse effect on net income for 1997.

   The following table shows the change in revenue, both in dollars and in percentage terms:

                                                      Year Ended
                                                     December 31,    Change
                                                    --------------- ----------
   Operating Segment                                 1996    1997    $     %
   -----------------                                ------- ------- ----  ----
                                                      (dollars in millions)
   U.S. domestic package........................... $18,881 $18,868 $(13) (0.1)%
   International package...........................   2,989   2,934  (55) (1.8)
   Non-package.....................................     498     656  158  31.7
                                                    ------- ------- ----
     Consolidated revenue.......................... $22,368 $22,458 $ 90   0.4 %
                                                    ======= ======= ====

   U.S. domestic package revenue decreased in 1997 primarily due to lower volume, which was down 4.1% for the year compared to 1996, due to the downtime from the strike, along with residual lost volume following the strike. The decline in volume was offset by higher revenue per piece in 1997. Despite the strike, volume in higher yielding express packages increased 4.2%. Although ground volume subsequent to the strike had not returned to pre-strike levels by year-end, overall U.S. domestic package revenue improved by $137 million, or 2.7%, for the fourth quarter of 1997 in comparison to the fourth quarter of 1996. This improvement is attributable mainly to higher revenue per piece and a 6.2% volume growth in express services.

   During the first quarter of 1997, we increased rates for standard ground shipments an average of 3.4% for commercial deliveries and 4.3% for residential deliveries. We increased rates for each of UPS Next Day Air, UPS 2nd Day Air and UPS 3 Day Select approximately 3.9% during the same time period. We increased rates for international shipments originating in the U.S. by 2.6% for UPS Worldwide Express and 4.9% for UPS Worldwide Expedited during the first quarter of 1997. Rate changes for shipments originating outside the U.S. were made throughout 1997 and varied by geographic market. Rates for Standard Service to Canada did not change during 1997.

   The decrease in international package revenues was primarily a result of the strengthening of the U.S. dollar, particularly in the Europe region.

   For 1997, operating expenses increased by $421 million, or 2.1%, over 1996. A combination of increased operating expenses along with decreased revenues due to the strike resulted in a deterioration of the operating ratio from 90.9 during 1996 to 92.4 during 1997.

   The following table shows the change in operating profit, both in dollars and in percentage terms:

                                                   Year Ended
                                                  December 31,      Change
                                                  --------------  ------------
   Operating Segment                               1996    1997     $      %
   -----------------                              ------  ------  -----  -----
                                                    (dollars in millions)
   U.S. domestic package......................... $2,181  $1,654  $(527) (24.2)%
   International package.........................   (281)    (67)   214   76.2
   Non-package...................................    129     111    (18) (14.0)
                                                  ------  ------  -----
     Consolidated operating profit............... $2,029  $1,698  $(331) (16.3)%
                                                  ======  ======  =====

   The decrease in U.S. domestic package operating profit resulted from lower revenues in 1997 due to the strike. The international package operating loss improvement was primarily due to cost reductions associated with our efforts to reduce unprofitable volume. While improvements in operations in 1997 occurred throughout all regions, Europe was the primary contributor.

   Interest expense amounted to $187 million in 1997, an increase of $92 million over 1996. The increase is primarily attributable to interest costs incurred on higher debt levels outstanding during 1997. In addition, investment income increased by $31 million in 1997 over 1996 as a result of correspondingly higher cash and cash equivalent balances.

Quarterly Results of Operations

   We typically experience our best operating results in the second and fourth quarters of each year. Shipping activity is generally lowest during the first quarter and weather conditions also can adversely affect first quarter operating results. Shipping activity is generally highest in the fourth quarter as a result of the holiday season. Our European operations experience lower volumes in the third quarter due to the general slowdown in business activity in August.

   The following table sets forth revenues, operating profit and net income by fiscal quarter. Results for the third quarter of 1997 reflect the impact of the Teamsters strike. Following the strike, the fourth quarter of 1997 was our most profitable quarter to that date. Results for the second quarter of 1999 reflect a tax assessment charge relating to the Tax Court decision.

                                                              Three Months Ended
                   ---------------------------------------------------------------------------------------------------------
                   March 31, June 30, Sept. 30, Dec. 31, March 31, June 30, Sept. 30, Dec. 31, March 31, June 30,  Sept. 30,
                     1997      1997     1997      1997     1998      1998     1998      1998     1999      1999      1999
                   --------- -------- --------- -------- --------- -------- --------- -------- --------- --------  ---------
                                                           (in millions)
Revenue:
 Domestic
  package........   $4,804    $4,933   $3,977    $5,154   $4,892    $5,090   $5,147    $5,521   $5,231    $5,434    $5,574
 International
  package........      709       747      672       806      761       799      782       895      839       861       862
 Non-package.....      151       166      161       178      206       218      229       248      261       265       279
                    ------    ------   ------    ------   ------    ------   ------    ------   ------    ------    ------
 Total revenue...    5,664     5,846    4,810     6,138    5,859     6,107    6,158     6,664    6,331     6,560     6,715
Operating profit:
 Domestic
  package........      464       588       26       576      594       747      757       801      765       878       879
 International
  package........      (51)      (10)     (46)       40       11        23      (15)       37       44        65        38
 Non-package.....       13        40       34        24       35        35       35        30       25        33        27
 Corporate.......       --        --       --        --       --        --       --        --       32        26        46
                    ------    ------   ------    ------   ------    ------   ------    ------   ------    ------    ------
 Total operating
  profit.........      426       618       14       640      640       805      777       868      866     1,002       990
Net income
 (loss)..........   $  228    $  340   $  (10)   $  351   $  352    $  458   $  449    $  482   $  499    $ (854)*  $  577

--------
* Net income as adjusted to eliminate the impact of the tax assessment charge would have been $588 million.

Liquidity and Capital Resources

   Our primary source of liquidity is our cash flow from operations. We maintain significant cash, cash equivalents and marketable securities, amounting to $2.643 billion at September 30, 1999. We maintain a commercial paper program under which we are authorized to borrow up to $2.0 billion.
 About $1.577 billion was outstanding under that program as of September 30, 1999. Since we do not intend to refinance the full commercial paper balance outstanding at September 30, 1999, $1.477 billion has been classified as a current liability on our balance sheet. The average interest rate on the amount outstanding at September 30, 1999 was 5.3%.

   We maintain two credit agreements with a consortium of banks. These agreements provide revolving credit facilities of $1.25 billion each, with one expiring in April 2000 and the other expiring in April 2003. There were no borrowings under either of these agreements as of September 30, 1999. Interest on any amounts we borrow under these facilities would be charged at 90-day LIBOR plus 15 basis points.

   We also maintain a European medium-term note program with a borrowing capacity of $1.0 billion. Under this program, we may issue notes from time to time denominated in a variety of currencies. At September 30, 1999, $500 million was available under this program. Of the amount outstanding at September 30, 1999, $200 million bears interest at a stated interest rate of 6.625% and $300 million bears interest at a stated interest rate of 6.25%.

   In January 1999, we filed a shelf registration statement with the SEC, under which we may issue debt of up to $2.0 billion, which may be denominated in a variety of currencies. There is currently about $55 million of debt issued under this shelf registration statement.

   On August 9, 1999 the U.S. Tax Court issued an opinion unfavorable to UPS regarding a Notice of Deficiency asserting that we are liable for additional tax for the 1983 and 1984 tax years. The Court held that we are liable for tax on income of Overseas Partners Ltd., a Bermuda company, which has reinsured excess value package insurance purchased by our customers beginning in 1984. The Court held that for the 1984 tax year we are liable for taxes of $31 million on income reported by OPL, penalties and penalty interest of $93 million and interest for a total after-tax exposure we estimate at approximately $246 million.

   In addition, during the first quarter of 1999, the IRS issued two Notices of Deficiency asserting that we are liable for additional tax for the 1985 through 1987 tax years, and the 1988 through 1990 tax years. The primary assertions by the IRS relate to the reinsurance of excess value package insurance, the issue raised for the 1984 tax year. The IRS based its assertions on the same theories included in the 1983-1984 Notice of Deficiency.

   We anticipate that the IRS will take similar positions for tax years subsequent to 1990. Based on the Tax Court opinion, we currently estimate that our total after-tax exposure for the tax years 1984 through 1999 could be as high as $2.353 billion. We are in the process of analyzing our position in light of the Tax Court opinion and are evaluating our options, including appeal of the Tax Court decision, continuance of the litigation or negotiation of a settlement.

   In our second quarter 1999 financial statements, we recorded a tax assessment of $1.786 billion, which included an amount for related state tax liabilities. The charge included taxes of $915 million and interest of $871 million. This assessment resulted in a tax benefit of $344 million related to the interest component of the assessment. As a result, our net charge to net income for the tax assessment was $1.442 billion, increasing our total after-tax reserve at that time with respect to these matters to $1.672 billion. The tax benefit of deductible interest is included in income taxes. Since none of the income on which this tax assessment is based is our income, however, we have not classified the tax charge as income taxes.

   We determined the size of our reserve with respect to these matters in accordance with generally accepted accounting principles based on our estimate of our most likely liability. In making this determination, we concluded that it was more likely that we would be required to pay taxes on income reported by OPL and interest, but that it was not probable that we would be required to pay any penalties and penalty interest. If penalties and penalty interest ultimately are determined to be payable, we would have to record an additional charge of up to $681 million. We cannot assure you that our ultimate liability for these matters will not exceed the level of our reserves.

   On August 31, 1999, we deposited $1.349 billion with the IRS related to these matters, without conceding to the IRS's position or giving up our right to appeal the Tax Court's decision, in order to stop the accrual of interest on that amount of the IRS's claim. A portion of the funds used to make this deposit can be attributed to the $758 million increase in our commercial paper liability during the third quarter. We have sufficient cash, cash equivalents and marketable securities on hand to deposit with the IRS, if we choose to do so, the remaining amount necessary to satisfy our maximum estimated after-tax exposure for these tax matters, without affecting our ability to meet our foreseeable operating expenses and budgeted capital expenditures.

   We believe that funds from operations and borrowing programs will provide adequate sources of liquidity and capital resources to meet our expected long-term needs for the operation of our business, including anticipated capital expenditures such as commitments for aircraft purchases through 2005.

   Following is a summary of capital expenditures:

                                                        Year Ended December 31,
                                                        -----------------------
                                                         1996    1997    1998
                                                        ------- ------- -------
                                                             (in millions)
   Building and facilities............................. $   517 $   523 $   408
   Aircraft and parts..................................   1,124     907     942
   Vehicles............................................     474     333     141
   Information technology..............................     218     221     154
                                                        ------- ------- -------
                                                        $ 2,333 $ 1,984 $ 1,645
                                                        ======= ======= =======

   Our capital expenditures have declined over the past three years primarily as a result of better utilization of our existing transportation system and other assets and our focus on return on invested capital.

   We anticipate capital expenditures of approximately $1.5 billion in 1999 and $1.7 billion in 2000. These expenditures will provide for replacement of existing capacity and anticipated future growth.

Market Risk

   We are exposed to a number of market risks in the ordinary course of business. These risks, which include interest rate risk, foreign currency exchange risk and commodity price risk, arise in the normal course of business rather than from trading. We have examined our exposures to these risks and concluded that none of our exposures in these areas is material to fair values, cash flows or earnings. We have engaged in several strategies to manage these market risks.

   Our indebtedness under our various financing arrangements creates interest rate risk. In connection with each debt issuance and as a result of continual monitoring of interest rates, we may enter into interest rate swap agreements for purposes of managing our borrowing costs.

   For all foreign currency-denominated borrowing and certain lease transactions, we simultaneously entered into currency exchange agreements to lock in the price of the currency needed to pay the obligations and to hedge the foreign currency exchange risk associated with such transactions. We are exposed to other foreign currency exchange risks in the ordinary course of our business operations due to the fact that we provide our services in more than 200 countries and territories and collection of revenues and payment of certain expenses may give rise to currency exposure.

   We require significant quantities of gasoline, diesel fuel and jet fuel for our aircraft and delivery vehicles. We therefore are exposed to commodity price risk associated with variations in the market price for petroleum products. We manage this risk, in part, by purchasing commodity forward contracts on crude oil.

Future Accounting Changes

   In March 1998, the Accounting Standards Executive Committee issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires that some costs to develop or obtain computer software for internal use be capitalized. We adopted the new standard on January 1, 1999. Since we had previously expensed all such costs, the change will result in lower expenses in the initial year of adoption and is estimated to increase 1999 net income by approximately $70 million to $90 million.

   In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The new statement is effective for fiscal years beginning after June 15, 2000, with earlier adoption encouraged but not required. We have not yet completed our analysis of the effects of adopting this standard.

Impact of the Year 2000 Issue

   Introduction

   The term "year 2000 issue" is a general term used to describe the various problems that may result from the improper processing of dates and date-sensitive calculations by computers and other machinery as the year 2000 is approached and reached. These problems generally arise from the fact that most of the world's computer hardware and software historically have used only two digits to identify the year in a date, often meaning that the computer will fail to distinguish dates in the "2000s" from dates in the "1900s." These problems also may arise from other sources, such as the use of special codes and conventions in software that make use of the date field.

   State of Readiness

   In 1995, we created a Year 2000 Committee tasked with evaluating the year 2000 issue and taking appropriate action to address the implications of the year 2000 issue for us. The Year 2000 Committee has developed and is implementing a comprehensive initiative to make our business critical information technology assets, including embedded microprocessor systems incorporated into computer hardware and related software, and business critical non-IT assets, such as vehicles, facilities, equipment and their embedded microprocessor systems, year 2000 ready. The year 2000 initiative covers the following eight phases:

    1. inventory of IT and non-IT assets

    2. assessment of repair requirements

    3. repair of IT and non-IT assets

    4. unit and system integration testing of individual IT and non-IT assets to determine correct manipulation of dates and date-related data

    5. certification by users that IT and non-IT assets correctly handle dates and date-related data

    6. selected verification by our internal auditors that phases 1 through 5 were properly completed for IT and non-IT assets

    7. "end-to-end" testing of selected IT and non-IT assets, both internally developed and vendor-provided, to determine correct manipulation of dates and date-related data

    8. creation of contingency plans in the event of year 2000 failures

   Since we believe that the majority of our business-critical IT assets are controlled by our Information Services Group, we began implementation of the year 2000 initiative with these assets. Generally, we consider an IT asset to be business critical if its failure would have a material adverse effect on package movement, customer relations or our financial condition, liquidity or results of operations, or if other factors (including regulatory requirements) require the characterization of the IT asset as business critical. This group includes, for example, package tracking, billing, customer telephone service centers and UPS OnLine(R) automation systems.

   As of September 30, 1999 the first seven phases of the year 2000 initiative have been completed for substantially all of the assets which are covered by the year 2000 initiative.

   We have contacted suppliers who provide both critical IT assets and other critical goods and services such as vehicles, fuel, packaging materials and forms to evaluate their year 2000 compliance plans and state of readiness and to determine whether a year 2000-related event will impede the ability of such suppliers to continue to provide such goods and services. We have received assurances from substantially all of our suppliers of critical

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IT assets controlled by the IS Group that these assets will correctly manipulate dates and date-related data. We have reviewed the responses received from these vendors to evaluate the accuracy and adequacy of the disclosures made by the vendors as to their year 2000 compliance status. Moreover, the majority of these assets are subject to evaluation under applicable phases of our year 2000 initiative.

   In addition, we have communicated with all of our suppliers of critical non-IT and IT assets controlled by business functions other than the IS Group. As of September 30, 1999:

  . We have received and reviewed responses from substantially all of these suppliers.

  . We have conducted interface testing between ourselves and selected vendors who transfer data directly with us.
  . We are seeking additional information from certain vendors to substantiate their claims of year 2000 readiness.

   We have conducted meetings with substantially all of our business critical suppliers. We are developing appropriate contingency plans for any business critical supplier that has not provided an adequate response to us on a timely basis. As a general matter, we are vulnerable to significant suppliers' inability to remedy their own year 2000 issues.

   We also rely, both domestically and internationally, upon government agencies, particularly the Federal Aviation Administration, telecommunication service companies, utility companies and other service providers outside of our control. As part of the year 2000 initiative, we are involved with several national and international associations to pursue common year 2000 objectives. For example, we have been and remain involved, through our participation in the International Air Transport Association (IATA) and the Air Transport Association of America (ATA), in a global and industry-wide effort to understand the year 2000 compliance status of airports, air traffic systems, customs clearance and other U.S. and international government agencies, and common vendors and suppliers. In addition, we continue to monitor publicly available information describing the year 2000 compliance plans and status of our vendors. But we cannot assure you that suppliers, governmental agencies or other third parties will not suffer a year 2000 business disruption. Such failures could have a material adverse effect on our financial condition, liquidity or results of operations.

   We are aware that the media and other third parties have reported that year 2000 compliance activity is generally considered to be further ahead in the United States than in some other countries. We continue to monitor these reports and to evaluate the possible impact of year 2000 events outside of the United States on our operations. Additionally, we have included contingency planning for international operations in our overall contingency planning process.

   We have also retained independent consultants to assess whether the year 2000 initiative, if appropriately implemented, can result in our year 2000 readiness, and our progress on the year 2000 initiative. Based on our consultants' July 1999 review, the initiative is progressing at a satisfactory rate to achieve year 2000 readiness. In addition, our consultants are involved in the contingency planning phase of the year 2000 initiative.

   Testing

   As part of the year 2000 initiative, we maintain a testing program to determine whether our business critical IT and non-IT assets are year 2000 ready. Our testing program is conducted in three stages:

  . The initial stage--"unit testing"--consists of testing individual systems (units) for year 2000 readiness. Unit testing includes, for example, testing a particular application to ensure that it correctly manipulates dates and date-related data and properly operates in a year 2000 ready environment. Following successful completion of unit testing, a system will move into stage two.

  . Stage two--"integration testing"--includes testing interfaces between systems units to ensure that these interfaces will correctly send and receive date-related data. Stages one and two are included in phase four of the overall year 2000 initiative. All business critical IT and non-IT assets have been subject to the first two testing stages. After successful completion of phases four and five of the year

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

     2000 initiative, some tested assets were subjected to independent review and verification by our internal auditors in conjunction with phase six of the year 2000 initiative.

  . Stage three--"end-to-end testing"--involves validating core business processes. We perform end-to-end testing on selected core processes. We have completed our end-to-end testing program for substantially all business critical assets related to the selected core processes.

   In addition, with respect to business critical IT assets, we maintain a change management process to reduce the likelihood that remediation efforts adversely affect functionality and to retest units or systems after changes where appropriate.

   We currently are deploying IT and non-IT assets that have completed at least the fifth phase of the year 2000 initiative and will continue that process throughout 1999. We have not deferred any major information technology project as a result of the implementation of the year 2000 initiative, although we may have incurred an opportunity cost in dedicating resources to year 2000 readiness activity rather than other endeavors. We have elected to limit the deployment of new releases, upgrades or implementation of information technology assets from October 1, 1999 through January 31, 2000, to facilitate our ability to manage year 2000-related concerns.

   Costs to Address the Year 2000 Issue

   We estimate that we have spent approximately $89 million through September 30, 1999 on implementation of the year 2000 initiative, with the majority of the work being performed by our employees. We expect to spend an estimated additional $12 million to complete the year 2000 initiative.

   These costs do not include the costs of developing our year 2000 contingency plans. Currently, we estimate that we will incur approximately $7 million to $10 million in direct costs in connection with developing our contingency plans.

   We also are incurring costs in connection with the assessment and remediation of IT assets and non-IT assets that are not business critical. Our management believes that the costs associated with these activities are significantly less than the costs of our year 2000 initiative.

   These are our management's best estimates and may be revised as additional information becomes available. We intend to fund all costs associated with our year 2000 efforts from operations.

   Risks Presented by the Year 2000 Issue

   Our failure to appropriately address a material year 2000 issue, or the failure by any third parties who provide goods or services that are critical to our business activities to appropriately address their year 2000 issues, could have a material adverse effect on our financial condition, liquidity or results of operations. To date, we have not identified any material IT or non-IT assets critical to our operations that present a material risk of not being year 2000 ready, that cannot be replaced with a suitable alternative, or for which we do not have an acceptable contingency plan.

   As the year 2000 initiative has proceeded, we have identified our highest risk third party providers that present a potential risk of a year 2000-related disruption. We will continue to monitor these suppliers and develop contingency plans, as necessary. Although there is inherent uncertainty in the year 2000 problem, we expect that the year 2000 initiative will significantly reduce our level of uncertainty about our year 2000 issues. At this point, we believe that our most reasonably likely worst case scenario will result from challenges presented by year

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

2000 disruptions experienced by third parties located both within and outside the United States, such as the following:

  .  air traffic control systems

  .  airports

  .  customers

  .  customs brokerages

  .  railroads

  .  utility service providers

  .  other government agencies

  .  other suppliers

A significant disruption in services provided by such a third party could have a material adverse impact on our financial condition, liquidity or results of operations.

   Contingency Plans

   In the normal course of business, we maintain and deploy contingency plans designed to address potential business interruptions. These plans may be applicable to address the interruption of support provided by third parties resulting from their failure to be year 2000 ready. We have also established a Contingency Plan Committee to monitor and address the development of additional contingency plans. The year 2000 initiative calls for us to conduct risk assessment reviews to determine whether an additional contingency plan should be developed. Under this process, a contingency plan may be required for reasons other than an expectation of failure, such as the importance of a business process. Substantially all business units have completed risk assessment reviews. The business units are in the process of developing year 2000 contingency plans required by these reviews. We expect that substantially all contingency plans will be complete by October 31, 1999. We are establishing Command and Control Centers at our key operational locations and at other regional centers of operations, to facilitate management of year 2000 events. Additionally, we plan to implement a further validation process for business critical assets to be executed over the millennium weekend.

   Our contingency plans call for some of our employees to be involved in such contingency planning activities as command center staffing and plan implementation at operating locations, and to validate IT and non-IT assets before and during the millennium weekend. We will monitor year 2000 events which may result in additional staffing needs beyond the millennium weekend.


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

                               INDUSTRY OVERVIEW

   The package delivery business has evolved rapidly over the last two decades, driven by the integration of world markets, the rationalization of corporate supply chains and the implementation of enterprise software and Internet-based information technology solutions. The ability to provide time-definite delivery options and process and transfer information increasingly determines success. Customer demands for real-time information processing and worldwide distribution and logistics capabilities favor large, global companies with integrated services. These trends are driving increased consolidation in the industry.

   Customers increasingly focus on the timing and predictability of deliveries rather than the mode of transportation. As customers re-engineer the total distribution process, which includes order processing, administration, warehousing, transportation and inventory management, they are attempting to reduce the most expensive and fastest growing component--inventory carrying costs. Time-definite transportation, which is no longer limited to air express, has become a critical part of just-in-time inventory management and improving overall distribution efficiency.

   Technology advances have made it easier for companies to analyze and compare distribution options. Rapid advances in technology have also helped move the traditional business model where manufacturers "pushed" products into the supply chain, often based on incomplete information, toward a model where end-user demand "pulls" products through the supply chain. This evolution has placed greater demands on transportation systems for visibility of information at all stages of the order/delivery process, because time-to-market is becoming a key component of financial and operating success.

   As a result of these changes, individual shipments are generally smaller but more frequent, and a greater proportion of products is being delivered directly to end-users. Customers expect high performance levels and broad product offerings as they seek to optimize supply chain efficiency. We believe that these trends will benefit companies like UPS with global reach, diverse product portfolios, extensive distribution capabilities and sophisticated tracking and information technology.

Time-Definite Package Delivery

   Delivery of packages to a specific destination at a guaranteed time has been the growth engine for the package delivery industry over the past decade. Time-definite service has grown from 4% of the U.S. parcel delivery market in 1977 to over 60% today. Time-definite service has grown from just under 10 billion revenue ton miles in 1989 to over 14 billion revenue ton miles in 1997, for a compound annual growth rate of 4.3%, while charter, scheduled mail and scheduled freight have remained relatively flat during that period. Internationally, however, time-definite service represents only 6% of the parcel delivery market, demonstrating the potential for substantial growth.

Logistics, Supply Chain Management and Integrated Services

   Many businesses have decided to outsource the management of all or part of their supply chain. As a result, third-party logistics providers such as UPS have become extensively involved in the full range of customer supply chain functions. Third-party services include order fulfillment, freight bill auditing and payment, cross-docking, product marking, labeling and packaging, inventory and warehouse management, parts return and repair and the actual physical movement of goods. The domestic third-party logistics market was estimated to be between $18 billion and $20 billion in 1998, or about 4% of an estimated $450 billion in contractible logistics dollars. We believe the third-party portion of this market will continue to grow significantly over the next several years. Finally, we believe that the third-party logistics market is highly fragmented and likely to experience consolidation.

Industry Trends

   The key industry trends are:

   Globalization. The growing demand for global consumer brands, the increasing number of multinational corporations, global sourcing and the breaking down of trade barriers have all spurred substantial growth in cross-border delivery. As a result, international freight traffic has grown consistently at a rate three times that of United States domestic freight traffic.

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   The use of express services in Europe is estimated to be about half as prevalent as in the U.S., but further opening of European trade markets is likely to lead to substantial growth in European cross-border deliveries. In addition, the European Commission is expected to consider deregulation of European mail markets by 2003. In Asia and Latin America, growth in package deliveries continued throughout the recent economic difficulties.

   Increased Need for Time-Definite Services. The need for just-in-time and other time-definite delivery has increased as a result of the globalization of manufacturing, greater implementation of demand-driven supply chains, the shortening of product cycles and the increasing value of individual shipments. It is estimated that 46% of all goods in the U.S. will be shipped just-in-time by the year 2000, up from 17% in 1994. Companies have also recognized that increased spending on time-definite delivery services can reduce total distribution costs by reducing inventory levels and inventory loss, either through shrinkage, spoilage or obsolescence.

   Significant Advances in Technology. There has been dramatic growth in the utilization of e-commerce by both consumers and businesses for the transfer of goods. Consumers who use the Internet for home shopping and other services shop across borders and require global delivery capabilities. According to Forrester Research, $80 billion in goods were purchased globally over the Internet in 1998, and this figure is expected to reach over $3.2 trillion in 2003. Of this $80 billion, 80% to 85% represented business-to-business sales, with the remainder representing business-to-residential sales.

   Customers are demanding increasingly complex supply chain management solutions that require more sophisticated information technology systems. Major manufacturers require increased precision in delivery time, and customers demand precise tracking and timely information about potential service disruptions. As a result, third-party providers need increasing amounts of capital and technological know-how.

   Industry Consolidation. The industry has become increasingly dominated by large integrated carriers that provide seamless services, including pick-up and delivery, shipment via air and/or road transport and customs clearance. The pace of consolidation in the package delivery industry has increased on a global scale, particularly in Europe, due to the following factors:

  . the need for global distribution networks, large vehicle fleets, global information technology systems and the resources necessary for their development or acquisition

  .  customers' desire for integrated services

  .  high growth in the international and cross-border delivery segments

  .  deregulation of European delivery markets

   Industry participants are acquiring, merging with or forming alliances with partners that can expand global reach, breadth of services or technological capabilities in order to better enable those participants to compete in a rapidly changing global environment. In particular, government-run post offices have made several recent alliances with and acquisitions of private-sector companies. Post offices, which still maintain numerous advantages over private-sector companies, create significant challenges for competitors worldwide.

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

                                   BUSINESS

Overview

   We are the world's largest express carrier, the world's largest package delivery company and a leading global provider of specialized transportation and logistics services. We deliver over 12 million packages each business day for 1.7 million shipping customers to six million consignees. In 1998, our 330,000 employees delivered more than three billion packages and documents worldwide, generating revenues of $24.8 billion and net income of $1.7 billion.

   Our primary business is the time-definite delivery of packages and documents throughout the United States and in over 200 other countries and territories. In addition, we provide logistics services, including integrated supply chain management, for major companies worldwide. We are the industry leader in the delivery of goods purchased over the Internet. We seek to position ourselves as an indispensable branded component of e-commerce and to focus on the movement of goods, information and funds.

   We were founded in 1907 to provide private messenger and delivery services in the Seattle, Washington area. Over the past 92 years, we have expanded our small regional parcel delivery service into a global company. Our founders fostered the development of our employee ownership culture with the initiation of employee stock ownership in 1927. Today, we have established a vast and reliable global transportation infrastructure, developed a comprehensive, competitive and guaranteed portfolio of services and consistently supported these services with advanced technology.

Competitive Strengths

   We have the following competitive strengths:

   Global Reach and Scale. We believe that our integrated worldwide ground and air network is the most extensive in the industry. We operate about 149,000 delivery vehicles and over 500 airplanes. We estimate that our integrated end-to-end delivery system carries goods having a value in excess of 6% of the U.S. gross domestic product and covers about 99% of U.S. businesses and virtually all U.S. residential addresses. We have invested billions of dollars in information technology, a fleet of airplanes and many other improvements across our vast global delivery network. Based on number of aircraft operated, we are now the ninth largest airline in the United States and the tenth largest airline in the world, with our primary air hub in Louisville, Kentucky.

   We established our first international operation when we entered Canada in 1975, and we first entered Europe in 1976 when we established a domestic operation in West Germany. In the 1980s and early 1990s, we expanded our operations throughout Europe, as we identified the opportunities presented by the development of the single market and responded to the need for pan-European delivery services. Today, we offer the broadest portfolio of time-definite services available, ranging from same-day service to logistics solutions for total supply chain management. We currently have what we believe is the most comprehensive integrated delivery and information services portfolio of any carrier in Europe.

   In the last decade, we entered into more than two dozen alliances with various Asian delivery companies and currently serve more than 40 Asia Pacific countries and territories. Our primary focus has been on the transport of express packages to and from the region, and volumes remained strong throughout the recent economic downturn in Asia. We have also established operations in Latin America and the Caribbean, and are positioned to capitalize upon the growth potential there. This was most recently exemplified by our agreement to acquire the assets and air routes of Challenge Air Cargo. In addition, we have formed alliances with more than 50 service partners in countries throughout our Americas region.

   In 1998, Fortune magazine recognized us as the World's Most Admired Global Mail, Package and Freight Delivery Company. The Fortune magazine survey also ranked us as the fourth most admired U.S. company overall.

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

   Distinctive People and Culture. Our people are our most valuable asset. We believe that the dedication of our employees results in large part from our distinctive "employee-owner" concept. Our employee stock ownership tradition dates from 1927, when our founders, who believed that employee stock ownership was a vital foundation for successful business, first offered stock to UPS employees. To facilitate stock ownership by employees, we have maintained several stock-based compensation plans. Currently, employees and retirees own about two-thirds of our outstanding shares, and the founders' families and foundations own the remaining shares. Following this offering, the current UPS shareowners will own about 90% of our total outstanding shares and will control about 99% of the vote.

   Complementing our tradition of employee ownership, we also have a long-standing policy of "promotion from within," and this policy has significantly reduced our need to hire managers and executive officers from outside UPS. A majority of the members of our management team began their careers as full-time or part-time hourly UPS employees, and have since spent their entire careers with UPS. Every one of our executive officers, including our CEO, has more than 25 years of service with UPS and has accumulated a meaningful ownership stake in our company. Therefore, our executive officers have a strong incentive to provide effective management of UPS, which will benefit all of our shareowners.

   We have a legacy of commitment to the communities in which our employees live and work. Our many community service activities include:

  . UPS Foundation. Since 1951, our Foundation has provided financial support to alleviate social problems--most notably programs that support family and workplace literacy, food distribution and nationwide volunteerism. Our Foundation also supports high-impact educational and urgent human needs programs.

  . Community Internship Program. For the past 30 years, selected managers have participated in four weeks of intense community service in underprivileged areas. We designed this initiative to educate managers about the needs of a diverse work force and customer base and to allow these managers to apply their problem solving skills in the community.

  . Neighbor to Neighbor. Through an ongoing company-wide initiative, we match our employees' and their families' volunteer efforts with local programs. In 1998, about 30,000 volunteers participated in this program.

  . United Way. Since our first campaign in 1982, we and our employees have contributed over $355 million to the United Way, making us the United Way's second largest corporate giver in the U.S.

  . Welfare to Work. In 1997, we became one of the five founding members of the White House-sponsored Welfare-to-Work program, which places people on public assistance into private sector jobs. We have developed, trained and mentored over 20,000 qualified candidates nationwide for positions at UPS.

  . School to Work. We have introduced a school-to-work program, which promotes education and real-world work experience for at-risk youth.

   Broad, Flexible Range of Distribution Services. We offer to our customers as broad and flexible a range of day-definite and time-definite delivery services as any provider in the industry. All of our air, international and business-to-business ground delivery service offerings are guaranteed. Our portfolio of service offerings enables customers to choose the delivery option that is most appropriate for their requirements.

   Our express air services are complemented by our vast ground delivery system. Our integrated air and ground network enhances pickup and delivery density and provides us with the flexibility to transport packages using the most efficient and cost-effective transportation mode or combination of modes. Our sophisticated engineering systems allow us to optimize our network efficiency and asset utilization.

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

   We make guaranteed international shipments to more than 200 countries and territories worldwide, including guaranteed overnight delivery of documents to many of the world's most important business centers. We offer a complete portfolio of time-definite services for customers in major markets.

   We pioneered technologies that allow for secure, encrypted and trackable digital file deliveries over the Internet, such as UPS OnLine Courier in 1998. To make our services more easily available and to integrate our presence on the Web wherever e-commerce is taking place, we have developed a wide range of Internet tools accessible both from our website and from the websites of many of our customers. Among these tools are online tracking, rating and service selection, address validation, time in transit detail, package detail upload, shipping and handling and service mapping. We recently began offering free Internet access to UPS websites via UPS OnLine World Link. UPS OnLine World Link enables companies to take advantage of the speed and ease of online shipping and secure digital document delivery without additional charge.

   Our technological capabilities and our integrated portfolio of service offerings have contributed to our volume and revenue growth in recent years. Our sales and marketing strategies have enabled us to grow our volume and thereby improve the utilization of our network. These factors, together with a robust economy, provide us the opportunity to continue to grow our business in the future.

   Brand Equity. We have built strong brand equity by being a leader in quality service and product innovation in our industry. A recent survey of senior business executives, called Image Power(R), rated UPS as the second strongest business-to-business brand in the U.S., behind Microsoft. Among the factors that contribute to our brand equity are our:

  . friendly, professional delivery employees and familiar brown delivery vehicles

  .  long history of service reliability

  .  comprehensive service portfolio

  .  state-of-the-art technology

  .  history of innovation and industry firsts

  .  competitive pricing

  . consistent advertising and communications to customers and the public about our evolving capabilities

  . longstanding and significant contributions to the communities in which we live and work

   Our brand has successfully made the transition from a U.S.-based ground delivery company to a global time-definite service provider with the ability to launch innovative new products and services around the globe. For example, we were the first company to offer next day delivery to every address in the 48 contiguous states and guaranteed next business day delivery of packages and documents by 8:00 a.m. or 8:30 a.m. We were also the first full service carrier to introduce same-day delivery services in the U.S. and the first company to provide guaranteed nationwide ground service in the U.S. Increasingly, our customers recognize that UPS is not just a reliable carrier of packages, but an innovator of transportation and information-based business solutions on a broadening global scale.

   One of the many ways that we have supported our brand is through sponsorship arrangements, such as our status as the official package delivery company of the National Football League in the U.S. and globally as a Worldwide Olympic Partner. We have been Fortune magazine's Most Admired Transportation Company in the mail, package and freight category for 16 consecutive years.

   Customer Relationships. We serve the ongoing package distribution requirements of our customers worldwide and provide additional services that both enhance customer relationships and complement our position as the foremost provider of package distribution services. Our current volume mix is about 80% business-to-business, and our customer base includes all of the Fortune 1000 companies.

   We focus on building and maintaining long-term customer relationships. We provide automatic daily pick-up services at the request of 1.7 million shipping customers. In addition, thousands of our other customers access us daily through on-call pick-up for air delivery services, 51,000 letter drop-boxes and 30,000 independently owned shipping locations. We also have affinity relationships with 486 professional associations.

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

   We place significant importance on the quality of our customer relationships and conduct comprehensive market research to monitor customer service. Since 1992, we have conducted telephone interviews with shipping decision makers virtually every business day to determine their satisfaction with delivery providers and perception of performance on 17 key service factors. We use the telephone interview data to develop a statistical model that identifies those service factors that have the greatest impact on improving customer satisfaction, leading to enhanced profitability. This proprietary Customer Satisfaction Index allows us to continuously monitor satisfaction levels and helps us to focus our sales and communications efforts and new service development. The 1998 CSI showed that our customer satisfaction level for domestic U.S. service exceeded that of any of our competitors. One particular area of UPS strength relative to all the competitors measured was in the area of customer communications. This service advantage is attributable in large part to our Preferred Customer Loyalty program, aggressive ongoing communications through customer publications, direct marketing, teleservicing, and personal contact programs through our drivers, sales force and other management personnel.

   Our customer focus is exemplified by the fact that we received the 1998 Platinum Pentastar, the most prestigious award that DaimlerChrysler presents to its suppliers. This was the third time that we have been named "best in class" for Chrysler's, and now DaimlerChrysler's, entire supplier base.

   Technology Systems. We have expanded our reputation as a leading package distribution company by developing an equally strong capability as a mover of electronic information. We currently collect electronic data on 7.5 million packages each day--more than any of our competitors. As a result, we have improved our efficiency and price competitiveness, and we provide improved customer solutions.

   We have made significant investments in technology over the past decade. CIO magazine ranked us 35th in the U.S. for our corporate information systems, and we have won two Computerworld Smithsonian Awards for our technology. The state-of-the-art technology that we currently deploy over our network enables us to serve our customers globally in the most efficient ways. This technology provides our customers with total order visibility and improves customer service, receiving, order management and accounting operations. Currently, about 64% of our volume is with shipping customers that are connected to us electronically. We have found that customers that are connected to us electronically on average generate 10-15% higher revenues to us than before they were connected to our systems.

   The following are examples of our technology:

  .  We built and maintain the world's largest private DB2 database.

  . We recently introduced DIAD III, which provides the fastest and most complete delivery information of any hand-held computer used by any delivery company in the world.

  . We are the only company to provide electronic capture and retrieval of package recipients' signatures.

  . In selected hubs, we have installed sophisticated, automated sortation systems to improve processing speed and operational efficiency.

  . We developed an array of UPS Online Solutions, which are proprietary software and hardware packages that we provide to our customers. UPS Online Solutions enable our customers to send, manage and track their shipments and provide us with electronic package-level detail to support these functions.

   E-Commerce Capabilities. We are a leading participant in and facilitator of e-commerce, which we define as the use of networked computer technology to facilitate the buying and selling of goods and services. We have teamed with over 100 e-commerce leaders to offer fully integrated Web-enabled solutions for our customers. According to Zona Research, during the 1998 holiday season we shipped 55% of the goods purchased over the Internet. Over two-thirds of ActivMedia, Inc.'s top 50 websites that use transportation services are UPS customers.

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

   We have integrated our systems with software produced by leading manufacturers of enterprise resource planning, Internet transactions, e-procurement and systems integration solutions. Our e-commerce alliance partners include AT&T, Harbinger, IBM, Oracle and PeopleSoft. These solutions give our customers the integration of UPS delivery options into their websites, including real-time package delivery information. This integration allows our customers to lower their package tracking costs, to improve their collections through closed loop billing and to provide better customer service. At the same time, we gain a competitive advantage as the preferred transportation solution.

   Our website strategy is to provide our customers with the convenience of all the functions that they would otherwise perform over the phone or at one of our shipping outlets. Our site, www.ups.com, which receives 350,000 separate user sessions per day, including over one million package tracking transactions, uses technology to strengthen ties to our customers. Our customers can easily download our tools on to their own websites for direct use by their customers. This allows users to access our tools without leaving our customers' websites. Our Internet tools include enhanced tracking, rate calculation, service selection, address validation, time-in-transit, service mapping and electronic manifesting. Matrix Media and The Economist both rated our website as the top transportation website in the world. Business Marketing's NetMarketing also named our website one of the top 25 business-to-business sites.

   Financial Strength. Our balance sheet gives us financial strength that few companies can match. We are one of the few companies--and the only transportation company--with a triple-A credit rating from both Standard & Poor's and Moody's. This credit rating reflects the strength of our competitive position, our consistent earnings and cash flow growth and our conservative balance sheet. As of September 30, 1999, we had a balance of cash, cash equivalents and marketable securities of approximately $2.6 billion and shareowners' equity of $6.8 billion. Long-term debt was $1.8 billion, slightly lower than at the end of 1998. Our financial strength has given us the resources to achieve global scale and to make needed investments in technology and fleet to position us for growth.

Growth Strategy

   Our growth strategy is designed to take advantage of our competitive strengths while maintaining our focus on meeting or exceeding our customers' requirements. The principal components of our growth strategy are as follows:

   Expand Our Leadership Position in Our Core Domestic Business. Our U.S. package operation is the foundation of our business and the primary engine for our future growth. We believe that our tradition of reliable parcel service, our experienced and dedicated employees and our unmatched delivery system provide us with the advantages of reputation, service quality and economies of scale that differentiate us from our competitors. Our strategy is to increase core domestic revenues through cross-selling of our existing and new services to our large and diverse customer base, to limit the rate of expense growth and to employ technology-driven efficiencies to increase operating profit. Our core business is also a springboard for our growth in all other areas, including international, e-commerce, logistics, supply chain management and financial services.

   We plan to focus on maintaining and improving service quality, meeting customer demands and providing innovative service offerings in order to continue to grow domestic package revenues. A good example of our implementation of this plan is last year's introduction of the first nationwide guaranteed ground package delivery service.

   Continue International Expansion. We have built a strong international presence through significant investments over a number of years. In 1998, our international package operations generated $3.2 billion of revenue and became profitable. The international package delivery market has grown, and continues to grow, at a faster rate than the U.S. market. We plan to leverage our worldwide infrastructure and broad product portfolio to continue to improve our international business mix, to grow high margin premium services and to implement cost, process and technology improvements.

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

   Europe, which includes our operations in Africa and the Middle East, remains our largest regional market outside of the U.S., accounting for more than half of our international revenue. As the European Community evolves into a single marketplace, with well-established regional standards and regulations, we believe that our business will benefit from additional growth within Europe as well as continued growth in imports and exports worldwide. We plan to solidify and expand our market position in Europe, where we have already created a pan-European network. We have introduced new aircraft and additional capacity in Europe to support volume growth and add flexibility to our European air operations. In addition, we have gained operating rights, enhanced our European hubs and supported the Express Shuttle, a high-speed rail project that would facilitate the use of rail transportation of packages throughout Europe. We believe that we have the strongest portfolio of pan-European services of any integrated carrier in Europe, combining time-definite delivery options and related information capabilities. We plan to continue to expand our service offerings in Eastern Europe and the Middle East.

   In Asia, we primarily focus on the movement of express packages to and from, as opposed to within, that region, and volumes remained strong throughout the recent economic downturn. We are investing in our Asian air network to enhance our operations. We recently developed new multi-million dollar hubs in Hong Kong and Taiwan. We also acquired operating rights to provide service to points in Asia and beyond from Tokyo, and we are seeking to acquire additional air operating authority from a number of countries.

   We believe that there is significant untapped potential in Latin America for us to expand our service offerings. To this end, we are introducing overnight delivery between key cities in the Mercosur and other trade blocs, introducing 8:00 a.m. delivery to the U.S., Canada and Europe and launching domestic express service in selected markets. Most importantly, through our recently announced agreement to acquire the assets and air routes of Challenge Air Cargo, we will become the largest air cargo carrier in Latin America. This position will enable us to further develop our cargo business and provide advantages in pursuit of additional express package volume, a market which is less developed in the region.

   Provide Comprehensive Logistics and Financial Solutions. Many businesses have decided to outsource the management of all or part of their supply chains to cut costs and to improve service. The domestic third-party logistics market was estimated to be between $18 billion and $20 billion in 1998, and this market is expected to grow at 15% to 20% annually. We believe that this trend, evident in North America, Asia and Europe, will be closely followed by a further demand for a service offering that incorporates transportation and logistics supply chain services with complete financial support and information services. We believe that we are well positioned to capitalize on this growth for the following reasons:

  . We now redesign and operate supply chains for major companies in 45 countries, with about five million square feet of distribution space and 35 centralized locations worldwide.

  . We focus on technology and management-based solutions for our customers rather than the more traditional logistics focus on trucks, warehouses and assets.

  . Maintaining long-term relationships with our customers allows us to share our expertise in organizing supply chain management, to establish an innovative way to speed products to market and to recommend to our customers more efficient services for their customers.

   To complement our existing logistics and supply chain solutions, we plan to design a portfolio of financial products and services that capitalizes on our financial strength, customer relationships and extensive package-level data on our customers' shipments. We have recently developed UPS Capital Corporation to provide customers with funding in a variety of forms.

   Leverage Our Leading-Edge Technology and E-Commerce Advantage. Forrester Research projects that the worldwide e-commerce business will grow from $80 billion in 1998 to over $3.2 trillion in 2003, for a compound annual growth rate of 109%. According to Zona Research, we are the preferred shipper for e-commerce, shipping 55% of goods purchased over the Internet during the 1998 holiday season. E-commerce is an important part of our future growth because we believe that it will drive smaller and more frequent shipments and provide a strong complement to our core delivery service offerings.

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

   Our goal is to integrate UPS technology into the business processes of our customers, providing information to assist them in serving their customers and improving their cash flows. We will also use our technology and our physical infrastructure to help provide the operational backbone to businesses striving to create new business models in e-commerce. These new business models will operate in just-in-time or manufacturer-direct distribution modes, which are heavily dependent on smaller, more frequent shipments. In the process, we will gain knowledge of new repeatable business models and market this expertise elsewhere. A key component of this strategy is to expand relationships with technology providers in the areas of enterprise resource planning, e-procurement, systems integration and others, to integrate UPS technologies into their solutions and into the websites and systems of their customers.

   To date, our leading-edge technology has enabled our e-commerce partners to integrate our shipping functionality into their e-commerce product suites. Our partners' products are being installed throughout the Internet, and these integrated systems should provide us with a competitive advantage. In addition, the UPS technology integrated into our partners' products creates significant value for our customers through reduced cycle times, lower operating costs, improved customer service, enhanced collections and the ability to offer strong delivery commitments.

   Pursue Strategic Acquisitions and Global Alliances. In order to remain the pre-eminent global company in our industry, we will continue to make strategic acquisitions and enter into global alliances. This offering will better position us to aggressively pursue strategic acquisitions and enter into global alliances that can:

  .  complement our core business

  .  build our global brand

  .  enhance our technological capabilities or service offerings

  .  lower our costs

  .  expand our geographic presence and managerial expertise

Products and Services

   Domestic Ground Services

   For most of our history, we have been engaged primarily in the delivery of packages traveling by ground transportation. We expanded this service gradually, and today standard ground service is available for interstate and intrastate destinations, serving every address in the 48 contiguous states and intrastate in Alaska and Hawaii. We restrict this service to packages that weigh no more than 150 pounds and are no larger than 108 inches in length and 130 inches in combined length and girth. In 1998, we introduced UPS Guaranteed Ground SM, which gives guaranteed, time-definite delivery of all commercial ground packages.

   In addition to our standard ground delivery product, UPS Hundredweight Service(R) offers discounted rates to customers sending multiple package shipments having a combined weight of 200 pounds or more, or air shipments totaling 100 pounds or more, addressed to one recipient at one address and shipped on the same day. Customers can realize significant savings on these shipments compared to regular ground or air service rates. UPS Hundredweight Service is available in all 48 contiguous states.

   Domestic Air Services

   We provide domestic air delivery throughout the United States. UPS Next Day Air(R) offers guaranteed next business day delivery by 10:30 a.m. to more than 75% of the United States population, delivery by noon to areas covering an additional 13% and end-of-day delivery to the remainder. We offer Saturday delivery for UPS Next Day Air shipments for an additional fee.

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

   UPS Early A.M.(R) guarantees next business day delivery of packages and documents by 8:00 a.m. or 8:30 a.m. to more than 55% of the United States population. UPS Early A.M. is available from virtually all overnight shipping locations coast to coast. In addition, UPS Next Day Air Saver(R) offers next day delivery by 3:00 or 4:30 p.m. to commercial destinations and by the end of the day to residential destinations in the 48 contiguous United States.

   UPS SonicAir Best Flight SM provides same-day and next-flight-out delivery services to virtually any location in the United States.

   We offer three options for customers who desire guaranteed delivery services but do not require overnight delivery:

  . UPS 2nd Day Air A.M.(R) provides guaranteed delivery of packages and documents to commercial addresses by noon of the second business day.

  . UPS 2nd Day Air(R) provides guaranteed delivery of packages and documents in two business days.

  . UPS 3 Day Select(R) provides guaranteed delivery in three business days. 3 Day Select is priced between traditional ground and air-express services.

   In 1998, we introduced the first reusable Next Day Air letter container, which features a resealable flap and is made from 100% recycled material. We also expanded our On-Call Air Pickup services to 94% of all businesses.

   International Delivery Services

   We deliver international shipments to more than 200 countries and territories worldwide, and we provide guaranteed overnight delivery to many of the world's most important business centers. Throughout 1998, we continued to develop our global delivery and logistics network. We offer a complete portfolio of services that are designed to provide a uniform service offering across major countries. This portfolio includes guaranteed 8:30 a.m. and 10:30 a.m. next business day delivery to major cities, as well as scheduled day-definite ground service. We offer complete customs clearance service for any mode of transportation, regardless of carrier, at all UPS Customhouse Brokerage sites in the U.S. and Canada.

   UPS Worldwide Express SM provides door-to-door, customs-cleared delivery to over 200 countries and territories. This service includes guaranteed overnight delivery of documents from major U.S. cities to many international business centers. For package delivery, UPS Worldwide Express provides guaranteed overnight delivery to major cities in Mexico and Canada and guaranteed second business day delivery for packages to over 290 cities in Europe. Shipments to other destinations via UPS Worldwide Express are generally delivered in two business days.

   UPS Worldwide Express Plus SM complements our regular express service by providing guaranteed early morning delivery options from international locations to major cities around the world and guaranteed early morning second business day delivery from the United States to over 150 cities in Europe. In February 1998, we introduced two new shipment pricing options for UPS Worldwide Express and UPS Worldwide Express Plus: the UPS 10KG Box(TM) and the UPS 25KG Box(TM). These new options offer a simple, convenient, door-to-door fixed-rate shipping solution for express shipments up to 10 kilograms and 25 kilograms. Customers using this packaging option receive flat rates based on destination.

   We also offer UPS Worldwide Expedited SM service, which is designed to meet customers' requirements for routine shipments that do not require overnight or express delivery. From the United States, shipments to Mexico and Canada are delivered in three business days, and shipments to most major destinations in Europe and Asia are generally delivered in four business days. Both UPS Worldwide Express and UPS Worldwide Expedited services are offered between many international locations and from international locations to the United States, providing guaranteed service from international locations that vary from country to country.

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

   UPS International Standard SM service provides scheduled delivery of shipments within and between the European Union countries, within Canada and Mexico and between the United States and Canada. This service includes day-specific delivery of less-than-urgent package shipments. The service offers delivery typically between one and three days, depending on the distance.

   We operate a European air hub in Cologne, Germany and an Asia Pacific air hub in Taipei, Taiwan.

   Non-Package Operations

   We provide other services that are distinct from our package operations, a component of which is UPS Logistics Group, Inc., discussed below. We formed UPS Logistics Group, Inc. in early 1996. It is the parent company for a number of operating subsidiaries.

   UPS Worldwide Logistics(R), Inc., a subsidiary of UPS Logistics Group, provides third-party supply chain management solutions for a number of industries, including high-tech, telecommunications, apparel, automotive and electronics. It designs and operates basic inventory, warehouse and transportation management services, as well as complex integrated logistics services for its customers' inbound, outbound and international logistics needs. It operates warehouses in the United States, Mexico, Singapore, Hong Kong, Japan, The Netherlands, Germany, Taiwan, France and the United Kingdom, using state-of-the-art information systems that reduce customers' distribution and capital costs.

   Service Parts Logistics. We believe that supply chain management will be a significant new segment of opportunity. Service Parts Logistics brings together a number of our competencies to the management of field service technicians for manufacturers of computers and other office equipment. Our services include call center and technical service hotline management, inventory financing, just-in-time inventory stocking and transportation, and parts repair and return.

   Some of the other subsidiaries of UPS Logistics Group are:

  . SonicAir(R), Inc., which provides same-day and next-flight-out delivery services and critical parts warehousing to virtually any location in the United States and locations in more than 180 countries

  .  Roadnet(R) Technologies, Inc., a route scheduling software developer

  . Diversified Trimodal, Inc., also known as Martrac(R), which transports produce and other commodities in temperature-controlled trailers over railroads

  . Worldwide Dedicated Services, Inc., which provides dedicated contract fleet management services.

  . UPS Truck Leasing(R), Inc., which rents and leases trucks and tractors to commercial users under full-service rental agreements and provides maintenance for other companies' fleets of vehicles on a contract basis

   Electronic Services

   We also provide a family of electronic shipping and tracking solutions under the UPS OnLine(R) shipping system. UPS OnLine Office is software that helps shippers streamline their shipping activities. It processes shipments, prints address labels, tracks packages and provides basic management reports from a desktop computer. Office software supports international shipments as easily as domestic shipments and quickly prepares any export documentation. UPS OnLine Professional is designed to support a complex shipping environment with solutions for domestic and international shipping. It combines a powerful shipping and tracking system with sophisticated information management tools. UPS OnLine Tracking software is easily installed on personal computers and provides the user with immediate tracking and delivery information for packages anywhere in the world. Packages can be tracked with a tracking number or the shipper's own reference number. UPS OnLine Host Access provides electronic connectivity between UPS and the shipper's host computer system, linking UPS shipping information directly to all parts of the customer's organization. UPS OnLine Host Access can be used to enhance and streamline the customer's sales, service, distribution and accounting functions by providing direct access to vital transportation planning, shipment status and merchandise delivery information. UPS OnLine Compatible Solutions offer similar benefits to customers using shipping systems supplied by third parties.

   Our website, www.ups.com, brings a wide array of information services to customers worldwide. Package tracking, pick-up requests, rate quotes, service mapping, drop-off locator, transit times and supply ordering services are all available at the customer's desktop. The site also displays full domestic and international service information and provides an avenue for customers to download UPS software.

   UPS Document Exchange SM, featuring UPS OnLine Courier Service SM, is a delivery solution that utilizes the Internet as the mode of transport. This service offers features not found in traditional e-mail applications, such as document tracking, version translation, scheduled delivery, delivery confirmation, security options and the ability to carry any type of digital file. This gives customers the ability to send any digitally produced material in a secured environment, which allows them to take advantage of the speed and efficiencies of electronic delivery.

   In April 1998, we established a web site at www.ec.ups.com to support our commitment to e-commerce. This site promotes the advantages of e-commerce and spotlights our unique position with regard to the facilitation of commerce.

   Delivery Service Options

   We offer additional services such as Consignee Billing, Delivery Confirmation and Call Tag Service to those customers who require customized package distribution solutions. We designed Consignee Billing for customers who receive large volumes of merchandise from a number of vendors. We bill these consignee customers directly for their shipping charges, enabling the customer to obtain tighter control over inbound transportation costs. Delivery Confirmation provides automatic confirmation and weekly reports of deliveries and is available throughout the United States and Puerto Rico. Immediate confirmation is also available upon request. Call Tag Service provides prompt pick-up and return of packages previously delivered by UPS from any address in the 48 contiguous states.

Sales and Marketing

   Our sales force consists of about 3,500 account executives worldwide, spread across our 15 regions. Account executives, except for regional management account executives, are further allocated to individual operating districts. We have an organization of regionally based account managers, who report directly to our corporate office, for our biggest multi-site customers.

   We recently instituted our new Sales Force 2000 initiative, which realigned our sales force based on an assessment of customer revenue and potential. Account responsibilities were rationalized, and account executives' workloads were distributed based on the size and strategic importance of individual customers.

   We are also in the process of providing each of our account executives with laptop computers loaded with our proprietary "Link" account management software. These systems will provide account executives with useful productivity tools, and we have determined that the systems will increase the time our account executives are able to spend with customers and potential customers and improve their overall effectiveness.

   In addition to our general sales force, we have overlaid three supplemental sales forces: International Business, focused on international business out of major U.S. business centers; UPS HundredWeight Service SM business; and e-commerce. Within these specialty sales forces, the account executives report to their respective districts. Our logistics operations and other subsidiaries maintain their own sales forces.

   Our marketing organization is generally organized along similar lines. At the corporate level, the marketing group is engaged in rate-making and revenue management policy, market and customer research, product

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

development, brand management, product management, marketing alliances and e-commerce, including the non-technical aspects of our web presence. Advertising, public relations and most formal marketing communications are centrally conceived and controlled.

   Individual district and region marketing personnel are engaged in business planning, bid preparation and other revenue management activities, and in coordinating alignment with corporate marketing initiatives. Individual regions and districts may engage in local promotional and public relations activities pertinent to their locales.

Employees

   During 1998, we employed over 330,000 employees. We were recently named one of Fortune magazine's Diversity Elite--one of the 50 best companies for Asians, Blacks and Hispanics.

   Approximately 89,000 full-time and 116,000 part-time employees are represented by various labor unions, primarily the International Brotherhood of Teamsters. We and the Teamsters are parties to a five-year master agreement that expires July 31, 2002, the longest agreement we have ever reached with the Teamsters. In addition, we employ about 2,100 pilots represented by the Independent Pilots Association. We and the Independent Pilots Association have an eight-year agreement that becomes amendable on January 1, 2004.

   We believe that our relations with our employees are good.

Properties and Facilities

   We own our headquarters, which are located in Atlanta, Georgia and consist of about 735,000 square feet of office space on an office campus.

   We also own our 29 principal U.S. package operating facilities, which have floor spaces that range from about 354,000 to 693,000 square feet. In addition, we have a 1.9 million square foot operating facility near Chicago, Illinois, which is designed to streamline shipments between East Coast and West Coast destinations.

   We also own about 730, and lease about 873, smaller operating facilities throughout the United States for our package operations. The smaller of these facilities have vehicles and drivers stationed for the pickup of packages and facilities for the sorting, transfer and delivery of packages. The larger of these facilities have additional facilities for servicing our vehicles and equipment and employ specialized mechanical installations for the sorting and handling of packages. We also own or lease other facilities that support our international package and non-package operations. We believe our facilities are adequate to support our current operations.

   Our aircraft are operated in a hub and spokes pattern in the United States. Our principal air hub in the United States is located in Louisville, Kentucky, with regional air hubs in Columbia, South Carolina, Dallas, Texas, Hartford, Connecticut, Ontario, California, Philadelphia, Pennsylvania and Rockford, Illinois. These hubs house facilities for the sorting, transfer and delivery of packages. Our Louisville, Kentucky hub handles the largest volume of packages for air delivery in the United States. Our European air hub is located in Cologne, Germany, and our Asia-Pacific air hub is in Taipei, Taiwan. Regional air hubs in Canada include facilities in Hamilton, Ontario and Montreal, Quebec. Our new automated sorting facility, "Hub 2000," is currently under construction in Louisville, Kentucky, and we expect it to commence partial operations in 2000. We expect this new facility to increase our hub capacity by over 40% in Louisville.

   Our computer operations are consolidated in a 435,000 square foot leased facility, the Ramapo Ridge facility, which is located on a 39-acre site in Mahwah, New Jersey. We have leased this facility for an initial term ending in 2019 for use as a data processing, telecommunications and operations facility. We also own a 160,000 square foot facility located on a 25-acre site in the Atlanta, Georgia area, which serves as a backup to the main computer operations facility in New Jersey. This facility provides production functions and backup capacity in case a power outage or other disaster incapacitates the main data center. It also helps us to meet communication needs.

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

Fleet

   Aircraft

   The following table shows information about our fleet as of December 31, 1998:

                                                Leased or
                                                Chartered
       Description                       Owned from Others On Order Under Option
       -----------                       ----- ----------- -------- ------------
   McDonnell-Douglas DC-8-71............   23       --        --         --
   McDonnell-Douglas DC-8-73............   26       --        --         --
   Boeing 727-100.......................   51       --        --         --
   Boeing 727-200.......................   10       --        --         --
   Boeing 747-100.......................   12       --        --         --
   Boeing 747-200.......................    4       --        --         --
   Boeing 757-200.......................   64        9         2         31
   Boeing 767-300.......................   21        6         3         30
   Airbus A300-600......................   --       --        30         30
   Other................................   --      310        --         --
                                          ---      ---       ---        ---
     Total..............................  211      325        35         91
                                          ===      ===       ===        ===

   We maintain an inventory of spare engines and parts for each aircraft.

   All of the aircraft we own meet Stage III federal noise regulations and can operate at airports that have aircraft noise restrictions. We became the first major airline to successfully operate a 100% Stage III fleet more than three years in advance of the date required by federal regulations.

   During 1998, we took delivery of two Boeing 747-200, three Boeing 757-200 and five Boeing 767-300 aircraft. We also exercised options to purchase ten Boeing 757-200 aircraft that we previously accounted for under operating leases. During 1999, we have taken delivery of two Boeing 757-200 and three Boeing 767-200 aircraft. We also have firm commitments to purchase four Airbus A300-600 aircraft during 2000 and 26 Airbus A300-600 aircraft between 2001 and 2005, and we have options to purchase 30 Airbus A300-600 aircraft between 2002 and 2009.

   Because of our maintenance schedules, and our fewer daily flight cycles as compared to commercial passenger airlines, we do not anticipate the need to retire any currently owned aircraft in the next ten years.

   Vehicles

   We operate a fleet of about 149,000 delivery vehicles, ranging from panel delivery vehicles to large tractors and trailers, including about 1,400 temperature-controlled trailers owned by Martrac and about 4,000 vehicles owned by UPS Truck Leasing.

   Our management believes that these aircraft and vehicles are adequate to support our operations over the next year.

Safety

   We promote safety throughout our operations.

   Our Automotive Fleet Safety Program is built with the following components:

  . Selection. Six out of every seven drivers come from our part-time ranks. Therefore, many of our new drivers are familiar with our philosophy, policies, practices and training programs.

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

  . Training. Training is the cornerstone of our Fleet Safety Program. Our approach starts with training the trainer. All trainers undergo a rigorous training workshop to ensure that they have the skills and motivation to effectively train novice drivers. The first 30 days of a new driver's employment includes eight hours of classroom "space and visibility" training followed by three safety training rides integrated into their training cycle.

  . Responsibility. Our operations managers are responsible for their drivers' safety records. We investigate every accident. If we determine that the accident could have been prevented, we re-train the driver.

  . Preventive Maintenance. An integral part of our Fleet Safety Program is a comprehensive Preventive Maintenance Program. Our fleet is tracked by computer to ensure that each vehicle is serviced before a breakdown or accident can occur.

  . Honor Plan. A well-defined safe driver honor plan recognizes and rewards our drivers when they achieve success. We currently have about 2,850 drivers who have driven for 25 years or more without an avoidable accident.

   Our workplace safety program consists of a comprehensive health and safety program that is monitored by our employee-management health and safety committees. The workplace safety process focuses on employee conditioning and safety-related habits. We enlist employees' help in designing facilities and work processes.

Competition

   We are the largest package distribution company in the world, in terms of both revenue and volume. We offer a broad array of services in the package delivery industry and therefore compete with many different companies and services on a local, regional, national and international basis. These competitors include the postal services of the United States and other nations, various motor carriers, express companies, freight forwarders, air couriers and others. Our major competitors include Federal Express, the United States Postal Service, RPS, Inc., Airborne Express, DHL Worldwide Express, Deutsche Post and TNT Post Group.

   Competition is increasingly based on a carrier's ability to integrate its distribution and information systems with its customers' systems to provide unique transportation solutions at competitive prices. We rely on our vast infrastructure and service portfolio to attract and maintain customers. As we move into the logistics and other non-package areas, we compete with a number of participants in the logistics, financial services and information technology industries.

Government Regulation

   Both the Department of Transportation and the Federal Aviation
Administration regulate air transportation services.

   The DOT's authority relates primarily to economic aspects of air transportation, such as discriminatory pricing, non-competitive practices, interlocking relations or cooperative agreements. The DOT also regulates, subject to the authority of the President of the United States, international routes, fares, rates and practices, and is authorized to investigate and take action against discriminatory treatment of United States air carriers abroad. The FAA's authority relates primarily to safety aspects of air transportation, including aircraft standards and maintenance, personnel and ground facilities. In 1988, the FAA granted us an operating certificate, which remains in effect so long as we meet the operational requirements of federal aviation regulations.

   The FAA has issued rules mandating repairs on all Boeing Company and McDonnell-Douglas Corporation aircraft that have completed a specified number of flights, and has also issued rules requiring a corrosion control program for Boeing Company aircraft. Our total expenditures under these programs for 1998 were about $16.4 million. The future cost of repairs pursuant to these programs may fluctuate. All mandated repairs have been completed or are scheduled to be completed within the timeframes specified by the FAA.

   Our ground transportation of packages in the United States is subject to the DOT's jurisdiction with respect to the regulation of routes, and both the DOT's and the states' jurisdiction with respect to the regulation of safety, insurance and hazardous materials.

   We are subject to similar regulation in many non-U.S. jurisdictions. In addition, we are subject to non-U.S. government regulation of aviation rights to and beyond non-U.S. jurisdictions, and non-U.S. customs regulation.

   Postal Rate Proceedings

   The Postal Reorganization Act of 1970 created the postal service as an independent establishment of the executive branch of the federal government, and vested the power to recommend domestic postal rates in a regulatory body, the Postal Rate Commission. We believe that the postal service consistently attempts to set rates for its monopoly services, particularly first class letter mail, above the cost of providing these services, in order to use the excess revenues to subsidize its expedited, parcel, international and other competitive services. Therefore, we participate in the postal rate proceedings before the Postal Rate Commission in an attempt to secure fair postal rates for competitive services.

   Legislation has been proposed that would result in significant amendments to the Postal Reorganization Act. If adopted, it would introduce a form of rate-cap regulation of monopoly services, loosen regulation of competitive services and, for some matters, strengthen the powers of the Postal Rate Commission.

   Environmental Regulation

   The Clean Air Act Amendments of 1990 require a ten-year phase-in of clean-fuel vehicles by some fleets in urban areas with the worst air quality problems. We began a project in 1989 using clean compressed natural gas as a fuel in some package cars. By the end of 1998, more than 850 UPS package cars were running on compressed natural gas in various cities. The EPA's final rules under the Clean Air Act Amendments of 1990 established regulations governing the exemption of clean fuel fleet vehicles from some transportation control measures. The regulations exempt clean fuel vehicles, such as our compressed natural gas vehicles, from urban transportation control measures, which include truck bans and time-of-day restrictions. The regulations also permit the compressed natural gas vehicles to travel in high occupancy vehicle lanes, if they meet emission criteria.

   All of the aircraft we own meet Stage III federal noise regulations.

Litigation

   On August 9, 1999 the U.S. Tax Court issued an opinion unfavorable to UPS regarding a Notice of Deficiency asserting that we are liable for additional tax for the 1983 and 1984 tax years. The Court held that we are liable for tax on income of Overseas Partners Ltd., a Bermuda company, which has reinsured excess value package insurance purchased by our customers beginning in 1984. The Court held that for the 1984 tax year we are liable for taxes of $31 million on income reported by OPL, penalties and penalty interest of $93 million and interest for a total after-tax exposure we estimate at approximately $246 million.

   In addition, during the first quarter of 1999, the IRS issued two Notices of Deficiency asserting that we are liable for additional tax for the 1985 through 1987 tax years, and the 1988 through 1990 tax years. The primary assertions by the IRS relate to the reinsurance of excess value package insurance, the issue raised for the 1984 tax year. The IRS has based its assertions on the same theories included in the 1983-1984 Notice of Deficiency.

   We anticipate that the IRS will take similar positions for tax years subsequent to 1990. Based on the Tax Court opinion, we currently estimate that our total after-tax exposure for the tax years 1984 through 1999 could be as high as $2.353 billion. We are in the process of analyzing our position in light of the Tax Court opinion and are evaluating our options, including appeal of the Tax Court decision, continuance of the litigation or negotiation of a settlement.

   In our second quarter 1999 financial statements, we recorded a tax assessment charge of $1.786 billion, which included an amount for related state tax liabilities. The charge included taxes of $915 million and interest of $871 million. This assessment resulted in a tax benefit of $344 million related to the interest component of the assessment. As a result, our net charge to net income for the tax assessment was $1.442 billion, increasing our total after-tax reserve at that time with respect to these matters to $1.672 billion.

   We determined the size of our reserve with respect to these matters in accordance with generally accepted accounting principles based on our estimate of our most likely liability. In making this determination, we concluded that it was more likely that we would be required to pay taxes on income reported by OPL and interest, but that it was not probable that we would be required to pay any penalties and penalty interest. If penalties and penalty interest ultimately are determined to be payable, we would have to record an additional charge of up to $681 million. We cannot assure you that our ultimate liability for these matters will not exceed the level of our reserves.

   On August 31, 1999, we deposited $1.349 billion with the IRS related to these matters, without conceding the IRS's position or giving up our right to appeal the Tax Court's decision, in order to stop the accrual of interest on that amount of the IRS's claim. A portion of the funds used to make this deposit can be attributed to the $758 million increase in our commercial paper liability during the third quarter. We have sufficient cash, cash equivalents and marketable securities on hand to deposit with the IRS, if we choose to do so, the remaining amount necessary to satisfy our maximum estimated after-tax exposure for these tax matters, without affecting our ability to meet our foreseeable operating expenses and budgeted capital expenditures.

   The IRS has proposed adjustments, unrelated to the OPL matters discussed above, regarding the timing of deductions, the characterization of expenses as capital rather than ordinary and our entitlement to the investment tax credit and the research tax credit in the 1985 through 1990 tax years. These proposed adjustments, if sustained, would result in $88 million in additional tax for the 1985 through 1987 tax years and $267 million in additional tax for the 1988 through 1990 tax years.

   We believe that our practice of expensing the items that the IRS alleges should have been capitalized is consistent with the practices of other industry participants. We expect that we will prevail on substantially all of these issues. Should the IRS prevail, however, unpaid interest on these adjustments through 1999 could aggregate up to $396 million, after the benefit of related tax deductions. Since the majority of these adjustments propose to capitalize items for which depreciation deductions would be allowed in subsequent years, the effect would be to substantially reduce the net impact of these adjustments and related interest. The IRS's proposed adjustments include penalties and penalty interest. We believe that the possibility that such penalties and penalty interest will be sustained is remote. The IRS may take similar positions with respect to some of these issues for each of the years from 1991 through 1999. We believe the eventual resolution of these issues will not result in a material adverse effect on our financial condition, results of operations or liquidity.

   We are a defendant in various employment-related lawsuits. In one of these actions, which alleges employment discrimination by UPS, class action status has been granted, and the United States Equal Employment Opportunity Commission has been granted the right to intervene. We are also a defendant in various other lawsuits that arose in the normal course of business. In our opinion, none of these cases is expected to have a material adverse effect upon our financial condition, results of operations or liquidity.

   On September 28, 1999, Linda Dee Starkman, a UPS shareowner, filed a purported class action complaint against us and each member of our board of directors. The action, which was filed in the Court of Chancery for the State of Delaware in and for New Castle County, sought to enjoin our shareholders' meeting on October 25, 1999 and to recover unspecified damages, attorneys' fees and experts' fees. The complaint alleged that the proposed transactions violate our certificate of incorporation and that our directors breached their fiduciary duties in approving and recommending the proposed transactions. On October 18, 1999, the Court denied Ms. Starkman's motion for a preliminary injunction. Ms. Starkman sought leave to take an interlocutory appeal of this decision. That leave was denied by both the Delaware Chancery Court and the Delaware Supreme Court. We do not expect that this action will have a material effect upon our financial condition, results of operations or liquidity.

                   MANAGEMENT AND STOCK OWNERSHIP INFORMATION

Directors and Executive Officers

   John W. Alden, Age 57. Director since 1988. UPS Vice Chairman of the Board, Senior Vice President and Business Development Group Manager

   In 1986, John joined the Management Committee and was elected Senior Vice President of Business Development. He has served on the board of directors since 1988 and in November 1996 became Vice Chairman of the Board. He currently oversees marketing, sales, advertising, public relations and the UPS Logistics Group and its subsidiaries. John, who majored in history while attending Boston University, started with UPS as an operations report clerk in Watertown, Massachusetts in 1965. Two years later, he was promoted into supervision. After several staff and hub assignments, he became the East New England District Customer Service Office Manager in 1971. The following year, John was named to manage the Customer Service function for the district. In 1977, John was promoted to Midwest Region Customer Service Manager, and in 1978 he joined the UPS corporate office as Customer Development Manager. John is also a director of Browning-Ferris Industries, Inc. and serves on its compensation committee. On August 19, 1999, John announced his retirement as Director and Senior Vice President and Business Development Group Manager. John's retirement will become effective in early 2000.

   William H. Brown, III, Age 71. Director since 1983. Partner in the law firm of Schnader Harrison Segal & Lewis LLP in Philadelphia, Pennsylvania

   Bill received a bachelor's degree from Temple University in 1952 and graduated from the University of Pennsylvania School of Law in 1955. From 1955 to 1968, Bill practiced in a small law firm from which four of seven partners became federal judges, and three others became state judges. In 1968, he became a Deputy District Attorney in Philadelphia. Bill was appointed to the U.S. Equal Employment Opportunity Commission by President Johnson in 1968 and was selected as its Chairman by President Nixon in 1969. While with the EEOC, he won nationwide attention for his work in negotiating a consent decree in the EEOC complaint against AT&T. Bill joined his current firm after leaving his EEOC post in 1973. Since then, his broad experience in litigation and other matters includes handling a number of legal matters on behalf of UPS.

   Robert J. Clanin, Age 56. Director since 1996. UPS Senior Vice President, Treasurer and Chief Financial Officer

   Bob joined UPS in 1971 as a part-time accounting clerk in the Metro Chicago District. Two years later he was promoted to Accounting Manager. In 1979 he was named Wisconsin District Controller and worked in Corporate Finance and Accounting before accepting the position of Southwest Region Controller in 1987. Bob returned to corporate in 1989 as Treasury Manager and then Finance Manager prior to assuming responsibilities for his current position. Bob received a bachelor's degree from Bradley University in Business Administration. Bob is also a director of the Georgia Council on Economic Education and Overseas Partners Ltd.

   Michael L. Eskew, Age 50. Director since 1998. UPS Executive Vice President and Group Manager for Corporate Development, Engineering, Information Systems, Logistics and Strategy

   Mike joined UPS in 1972, after he received a Bachelor of Science Degree in Industrial Engineering from Purdue University. He also attended graduate school at Butler University and completed the Advanced Management Program at the Wharton School of the University of Pennsylvania. Mike was responsible for all industrial engineering activities in Germany when the Company began its international expansion into Germany. In 1982, he was named Industrial Engineering ("I.E.") Manager of our Northwest Region. He was in charge of I.E. for the Air Group from 1984 to 1991. Mike was a District Manager in the Central Jersey District from 1991 to 1993, and was promoted to Corporate I.E. Manager in 1993. He became Manager of our Engineering Group in 1996. Mike serves on the Georgia Institute of Technology's Advisory Board and is a member of the University of Michigan Trucking Industry Program.

   James P. Kelly, Age 55. Director since 1991. UPS Chairman of the Board and Chief Executive Officer

   Jim joined UPS in 1964 as a package car driver in the Metro Jersey District. He entered supervision two years later and was promoted to Center Manager in 1968. Subsequent assignments included Package Division Manager and Labor Relations Manager in the Metro Jersey District. By attending night school during that period, he earned a degree in Management from Rutgers University. Jim was named Atlantic District Manager in 1979 and later served as Pacific Region Labor Relations Manager before being promoted to North Central Region Manager in 1985. In 1988, he was assigned as a Corporate Labor Relations Manager and became U.S. Operations Manager in 1990. In June 1992, Jim became Chief Operating Officer and in February 1994, he became Executive Vice President. From May through December 1996, Jim was Vice Chairman of the Board. In January 1997, he was elected the Chief Executive Officer and Chairman of the Board of the Company. Jim is a director of Georgia-Pacific Corporation.

   Ann M. Livermore, Age 40. Director since 1997. Vice President of Hewlett-Packard Company

   Ann is vice president of Hewlett-Packard Company ("HP") and general manager of its Enterprise Computing Solutions Organization. Ann joined HP in 1982, was named marketing services manager for the Application Support Division in 1985, and was promoted to marketing manager of that division in 1989. Ann became the marketing manager of the Professional Services Division in 1991 and was named sales and marketing manager of the former Worldwide Customer Support Organization. Ann was elected a vice president of HP in 1995 and was promoted to general manager of Worldwide Customer Support Operations in 1996. In 1997, she took on responsibility for HP's software businesses as general manager of the newly formed Software and Services Group. In 1998, she was named general manager of the new Enterprise Computing Solutions Organization. Born in Greensboro, N.C., Ann holds a bachelor's degree in Economics from the University of North Carolina at Chapel Hill and an M.B.A. from Stanford University. Ann is also on the board of visitors of the Kenan-Flagler Business School at the University of North Carolina at Chapel Hill.

   Gary E. MacDougal, Age 62. Director since 1973. Former Chairman of the Board and Chief Executive Officer of Mark Controls Corporation

   From 1963 to 1969, Gary was with McKinsey & Co., an international management consulting firm, where he became a partner. From 1969 to 1987, Gary was Chairman and Chief Executive Officer of Mark Controls Corporation, a flow control products manufacturer. In 1988, he became honorary Chairman. Also in 1988, Gary was assistant campaign manager in the Bush presidential campaign, and in 1989 was appointed by President Bush as a delegate and alternate representative in the U.S. delegation to the United Nations. He is a director of the Bulgarian American Enterprise Fund and a trustee of the Annie E. Casey Foundation. From 1993 to 1997, he was Chairman of the Governor's Task Force on Human Service Reform for the State of Illinois. Gary received his bachelor's degree from the University of California at Los Angeles in Engineering in 1958. After receiving his degree, he spent three years as a U.S. Navy officer. Following service, Gary attended Harvard Business School where he received his M.B.A. degree. He serves as an advisory director of Saratoga Partners, a New York-based venture capital fund.

   Joseph R. Moderow, Age 51. Director since 1988. UPS Senior Vice President, Secretary and Legal & Public Affairs Group Manager

   In 1986, Joe was named Legal & Regulatory Group Manager and elected Senior Vice President and Secretary. He assumed additional responsibility for Public Affairs in 1989. Joe began his UPS career in 1968 as a sorter and unloader in the South California District while an undergraduate student. He earned a bachelor's degree in Economics from California State University and a law degree from Western State University. He is a member of the State Bar of California. Joe was promoted into supervision in 1973 and later served as the Arizona District Industrial Engineering Manager. In 1977, he was assigned to the National Legal & Regulatory Group. In 1981, Joe participated in the President's Commission on Executive Exchange in Washington, DC where he served in the U.S. Department of Labor. In 1982, Joe became the West Virginia District Manager. He was then assigned to the national Labor Relations group and later headed the operations team during the start-up of international air service.

   Kent C. ("Oz") Nelson, Age 61. Director since 1983. Former UPS Chairman of the Board and Chief Executive Officer

   Oz graduated from Ball State University in 1959 with a bachelor's degree in Business Administration. Two days later he began his UPS career as a Sales and Customer Service Representative in Kokomo, Indiana. He served as Customer Service Manager in the Indiana, North Illinois and Metro Chicago Districts as well as the North Central Region. In 1973, Oz assumed national customer development responsibilities. He served first on the study team and then on the team that implemented our service in Germany in 1976. In 1978, he was named National Customer Service Manager and also was assigned to develop our Marketing Department. Oz was elected Senior Vice President in 1983 and was our Finance Group Manager and Chief Financial Officer from 1984 to 1987. He became Executive Vice President in 1986 and Vice Chairman of the Board in February 1989. In November 1989, Oz succeeded Jack Rogers as Chief Executive Officer and Chairman of the Board. In January 1997, Oz retired as Chief Executive Officer and Chairman of the Board of the Company. He also is a director of Columbia/HCA Healthcare Corporation.

   Victor A. Pelson, Age 61. Director since 1990. Senior Advisor, Warburg Dillon Read LLC

   Vic is a Senior Advisor to Warburg Dillon Read LLC, investment bankers, a position he has held since 1996. He was associated with AT&T from 1959 to March 1996, and at the time of his retirement was Chairman of Global Operations and a member of the Board of Directors. He is a director of Eaton Corp., Dun & Bradstreet and Carrier 1 International, S.A. He is also Chairman of the Board of Trustees of New Jersey Institute of Technology.

   John W. Rogers, Age 65. Director since 1979. Former UPS Chairman of the Board and Chief Executive Officer

   Jack was elected a director and Vice President in November 1979. In January 1979, he was given responsibility for our national operations. Jack graduated from Miami University in Ohio with a degree in Business Administration in 1957. He began his career with UPS that same year as a trainee in Cincinnati. His first UPS assignments involved night loading and delivering. He next worked in industrial engineering and personnel before entering hub and delivery operations. Jack then was promoted to Division Manager in Chicago and later Operations Manager in the Wisconsin District. He became the first Georgia District Manager in 1966. In 1972, he was appointed West Region Manager. Two years later, he was named the Northeast Region Manager. In 1976, Jack was assigned to national operations with coordinating responsibilities for four regions. He was elected Senior Vice President and then Vice Chairman in 1983 and became Chief Executive Officer and Chairman of the Board of the Company in May 1984. He stepped down as Chairman of the Board in November 1989 and retired from active employment at the end of that year.

   Charles L. Schaffer, Age 54. Director since 1992. UPS Senior Vice President and Chief Operating Officer

   Chuck joined UPS in 1970 as a part-time loader/unloader in the Metro Chicago District. He was later promoted to hub supervisor, and became a full-time personnel supervisor in 1973 after graduation from the University of Illinois, where he earned a bachelor's degree in Quantitative Methods. He was assigned to I.E. in 1974, and became a member of the West Region I.E. staff in 1977. Chuck was promoted to Missouri District I.E. Manager in 1978. Chuck then held a variety of package and hub operations assignments before being named North Illinois I.E. Manager in 1981. He was promoted to Midwest Region I.E. Manager in 1984. In 1986, Chuck was named Arizona District Manager. In 1988, he became the Technology Task Group Coordinator in Strategic Planning, and was promoted to Corporate Plant Engineering Manager in 1989. Chuck became our Engineering Group Manager in 1990 and in 1996 was promoted to U.S. Operations Manager. In 1997, Chuck became our Chief Operating Officer. Chuck is also Chairman of the Board of Trustees for Kettering University.

   Lea N. Soupata, Age 48. Director since 1998. UPS Senior Vice President and Human Resources Group Manager

   A native of New York City, Lea joined UPS in 1969 and is now responsible for the human resources function for approximately 330,000 employees worldwide. Following several assignments with UPS in Human Resources, Sales and Operations, Lea became the Human Resources Manager in our North New England and Metro New York Districts. Lea also served as Regional Human Resources Manager for the East and East Central Regions. In 1990, Lea became the District Manager of the Central New York District. She was transferred in 1994 to the Company's corporate office as Vice President of Human Resources prior to being named to her current position. Lea serves as chair of The UPS Foundation, our charitable arm, and has been active in a number of community services programs, including United Way. She also is a trustee of the Annie E. Casey Foundation, the world's largest philanthropic foundation dedicated to helping disadvantaged children.

   Robert M. Teeter, Age 60. Director since 1990. President of Coldwater Corporation

   Bob is a graduate of Albion College and holds a master's degree from Michigan State University. He is president of Coldwater Corporation, a Michigan consulting and research firm that specializes in the areas of strategic planning, policy development and public opinion analysis. For more than 20 years he held several management positions, including President of Market Opinion Research Company, one of the nation's largest marketing research firms. Bob is also a director of Browning-Ferris Industries, Inc., Optical Imaging Systems and Durakon Industries.

   Thomas H. Weidemeyer, Age 52. Director since 1998. UPS Senior Vice President and Transportation Group Manager

   Tom joined UPS in 1972 in National Personnel after receiving his Law Degree from the University of North Carolina Law School and his Bachelor's Degree from Colgate University. In 1974, he moved to the Metro Detroit District and worked in various operations assignments. In 1978, he joined our Legal Department. In 1986, he was promoted to District Manager of Arkansas and later helped set up our Northwest Ohio District. Tom became Manager of the Americas Region in 1989, and in that capacity established the delivery network throughout Central and South America. In 1990, Tom became Vice President and Airline Manager of UPS Airlines and in 1994 was elected President and Chief Operating Officer of that subsidiary. Tom became Manager of the Air Group and a member of the Management Committee that same year. He serves on the Board of Directors of the Air Transport Association of America and is a member of the Military Airlift Committee. He also serves on the Board of the National Center for Family Literacy.

Stock Ownership

   Set forth below is information relating to the beneficial ownership of our common stock as of January 31, 1999 by each person known by us to own beneficially more than 5% of our outstanding common stock, each of our directors, our Chief Executive Officer, each of our four highest paid executive officers and all directors and executive officers as a group. This table does not give effect to the merger exchange ratio of 2-for-1.

                            Number of Shares as to    Additional Shares in which
                          which the Beneficial Owner  the Beneficial Owner has or  Total Shares and
                           Exercises Sole Voting or  Participates in the Voting or    Percent of
Name of Beneficial Owner       Investment Power           Investment Power(4)          Class(6)
------------------------  -------------------------- ----------------------------- --------------------
John W. Alden...........            196,651(1)(2)             21,834,274(a)         22,030,925  4.01%
William H. Brown, III...             31,640                            0                31,640  0.01
Robert J. Clanin........            210,009(1)(2)             22,882,923(a)(c)      23,092,932  4.20
Michael L. Eskew........            110,535(1)(2)              1,048,649(c)          1,159,184  0.21
James P. Kelly..........            207,172(1)(2)             22,882,923(a)(c)      23,090,095  4.20
Ann M. Livermore........              2,229                            0                 2,229  0.00
Gary E. MacDougal.......             35,991(1)                21,834,274(a)         21,870,265  3.98
Joseph R. Moderow.......            154,243(1)(2)             24,183,821(a)(b)      24,338,064  4.42
Kent C. Nelson..........            270,448(1)(2)             24,183,821(a)(b)      24,454,269  4.45
Victor A. Pelson........             12,344                            0                12,344  0.00
John W. Rogers..........            450,971(1)                         0               450,971  0.08
Charles L. Schaffer.....            177,838(1)(2)              1,168,900(e)          1,346,738  0.24
Lea N. Soupata..........            103,060(2)                24,240,923(a)(c)(d)   24,343,983  4.43
Robert M. Teeter........             30,000                            0                30,000  0.01
Thomas H. Weidemeyer....            169,309(1)(2)              1,048,649(c)          1,217,958  0.22
Shares held by all
 directors and executive
 officers as a group
 (including the above)..          2,853,893(3)                27,759,370(5)         30,613,263  5.56

--------
(1) Includes shares owned by family members as follows: Alden--15,104; Clanin--92,347; Eskew--20,900; Kelly--29,800; MacDougal--1,000; Moderow--
    21,648; Nelson--21,324; Rogers--87,842; Schaffer--21,500; Weidemeyer--
    4,000; and five other executive officers--50,706. Each named individual disclaims all beneficial ownership of such shares.
(2) Includes shares which may be acquired within 60 days of January 31, 1999, upon the exercise of outstanding stock options as follows: Alden--17,707; Clanin--4,293; Eskew--3,606; Kelly--21,249; Moderow--16,420; Nelson--
    33,483; Schaffer--15,776; Soupata--3,022; and Weidemeyer--9,337.
(3) Shares owned by executive officers as a group include 163,620 shares which may be acquired within 60 days of January 31, 1999, upon the exercise of outstanding stock options.
(4) None of the directors and the officers listed in the table above, nor members of their families, have any ownership rights in the shares listed in this column. Of the shares: (a) 21,834,274 shares are owned by the Annie E. Casey Foundation, Inc., of which Messrs. Alden, Clanin, Kelly, MacDougal, Moderow and Nelson, Ms. Soupata, and other non-UPS persons constitute the corporate Board of Trustees; (b) 2,349,547 shares are held by various trusts of which Messrs. Moderow and Nelson are co-fiduciaries;
    (c) 1,048,649 shares are held by the UPS Foundation, Inc., a company-sponsored charitable foundation of which Messrs. Clanin, Eskew, Kelly and Weidemeyer, Ms. Soupata and an executive officer not listed above, are trustees; (d) 1,358,000 shares are held by two Voluntary Employee Beneficiary Associations ("VEBAs") of which Ms. Soupata is a fiduciary; and (e) 1,168,900 shares that are held by an employee benefit plan of which Mr. Schaffer is a trustee.
(5) This number includes shares held by the foundations, VEBAs, employee benefit plans and trusts of which directors and executive officers listed above are trustees or fiduciaries. This number eliminates duplications in the reported number of shares arising from the fact that several directors and executive officers share in the voting power with respect to these shares.
(6) The percentages are calculated on the basis of the amount of outstanding shares plus the shares which may be acquired by the named individual and the group, as applicable, within 60 days of January 31, 1999, upon exercise of outstanding stock options.

   These holdings are reported in accordance with the SEC's regulations requiring disclosure of shares as to which directors and "Named Executive Officers" hold voting or dispositive power, notwithstanding that they are held in a fiduciary rather than a personal capacity, and that such power is shared among a number of fiduciaries including, in several cases, corporate trustees, directors or other persons who are neither executive officers nor directors of UPS.

Meetings of the Board of Directors

   The UPS board of directors held four meetings during 1998. During 1998, each director of UPS attended at least 75% of the total number of meetings of the board and any committees of which he or she was a member.

Committees of the Board of Directors

   The UPS board of directors has an Executive Committee, an Audit Committee, an Officer Compensation Committee, a Salary Committee and a Nominating Committee.

   Messrs. Alden, Clanin, Kelly, Moderow and Schaffer served as members of the Executive Committee throughout 1998. Calvin Tyler, a former director and officer, served as a member of the Executive Committee until his retirement on January 15, 1998, and Messrs. Eskew and Weidemeyer and Ms. Soupata have served as members of the Committee since their appointments in May 1998. This Committee may exercise all powers of the board of directors in the management of the business and affairs of UPS except for those powers expressly reserved to the board under Delaware law, such as amendment of the certificate of incorporation or bylaws, declaration of dividends, issuance of stock, mergers, consolidations, a sale of substantially all of the assets of UPS and a dissolution. In 1998, this Committee held 13 meetings.

   Mr. Brown served as a member of the Audit Committee throughout 1998, Carl Kaysen, a former director, served as a member of the Committee until he retired from the board in April 1998 and Ms. Livermore has served as a member of the Committee since her appointment in February 1998. The primary responsibilities of the Audit Committee are to:

  . recommend annually the independent public accountants for appointment by the board as auditors for UPS and its subsidiaries;

  .  review the scope of the audit to be made by the accountants;

  .  review the audit reports submitted by the accountants;

  . review the annual program for the internal audit of records and procedures;

  . review audit reports submitted by the internal auditing staff; conduct such other reviews as the Audit Committee deems appropriate and make reports and recommendations to the board within the scope of its functions.

   In 1998, this Committee held three meetings.

   Messrs. Pelson, MacDougal and Rogers served as members of the Officer Compensation Committee throughout 1998. The primary responsibility of this Committee is to set the proper and appropriate compensation of the Chairman and Chief Executive Officer and to set the proper and appropriate compensation of executive officers based upon the recommendation of the Chief Executive Officer. The Committee also is responsible for making awards to the executive officers under the UPS 1996 Stock Option Plan and the UPS Managers Incentive Plan. The UPS 1996 Stock Option Plan also provides for grants of options to non-employee directors. In 1998, the Officer Compensation Committee held two meetings. See "--Compensation of Directors." New UPS will have a similar committee called the "Compensation Committee."

   Messrs. Clanin and Kelly served as members of the Salary Committee throughout 1998, and Ms. Soupata served as administrator of the Committee until April 1998 and has since served as a member of the Committee.

This Committee determines the compensation for all management employees other than executive officers and is responsible for the administration of the UPS Managers Incentive Plan, the UPS 1991 Stock Option Plan and the UPS 1996 Stock Option Plan for these employees. In 1998, the Salary Committee held 12 meetings.

   Messrs. Nelson, Rogers and Teeter served as members of the Nominating Committee throughout 1998. Mr. Kaysen served as a member of the Committee until he retired in April 1998. This Committee recommends nominees for election to the board. In 1998, this Committee held one meeting.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

   Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who own beneficially more than 10% of our common stock to file reports of ownership and changes in ownership of such stock with the SEC. Directors, executive officers and greater than 10% shareowners are required by SEC regulations to furnish us with copies of all such forms they file. To our knowledge, our directors and executive officers complied during 1998 with all applicable Section 16(a) filing requirements.

Compensation of Executive Officers and Other Information

   The following table shows the cash compensation paid or to be paid by us or any of our subsidiaries, as well as certain other compensation paid or accrued, during the fiscal years indicated to our Chief Executive Officer and our "Named Executive Officers" (our other four highest paid executive officers), in all capacities in which they served. This table does not give effect to the merger exchange ratio of 2-for-1.

                          SUMMARY COMPENSATION TABLE

                                                     Long Term
                                                   Compensation
                             Annual Compensation      Awards
                            ---------------------- -------------
                                                    Securities
Name and Principal                                  Underlying      All Other
Position                    Year  Salary  Bonus(1) Stock Options Compensation(2)
------------------          ---- -------- -------- ------------- ---------------
James P. Kelly............  1998 $771,500 $319,277    50,468         $4,800
 Chairman and Chief         1997  717,500  169,647    21,621              0
 Executive Officer          1996  575,500  182,260    22,298              0

John W. Alden.............
 Vice Chairman, Senior
 Vice President             1998  588,000  252,480    38,493          4,800
 and Business Development   1997  550,500  134,726    19,321              0
 Group Manager              1996  470,000  148,748    17,737              0

Robert J. Clanin..........
 Senior Vice President,
 Treasurer                  1998  450,500  194,620    29,084          4,800
 and Chief Financial        1997  409,000  102,629    13,801              0
 Officer                    1996  363,000  120,635    13,683              0

Joseph R. Moderow.........
 Senior Vice President,
 Secretary and Legal &      1998  442,000  189,360    29,084          4,800
 Public Affairs Group Man-  1997  417,000  110,160    14,721              0
 ager                       1996  392,000  134,769    15,203              0

Charles L. Schaffer.......  1998  492,000  210,400    29,939          4,800
 Senior Vice President and  1997  427,500  113,400    14,951              0
 Chief Operating Officer    1996  396,250  137,150    15,203              0

--------
(1) Reflects the value of awards accrued and paid under the UPS Managers Incentive Plan for the respective fiscal years.
(2) Reflects the value of common stock contributed by us to the accounts of the named individuals pursuant to the UPS SavingsPLUS plan.

Stock Option Grants

   The following table shows information concerning option grants to our Chief Executive Officer and the Named Executive Officers in 1998. This table does not give effect to the merger exchange ratio of 2-for-1.

                                                                      Potential Realized Value
                                                                       at Assumed Annual Rates
                                                                                 of
                                                                      Stock Price Appreciation
                                                                           for Option Term
                                                                      -------------------------
                         Number of   % of Total
                         Securities   Options
                         Underlying  Granted to  Exercise
                          Options   Employees in Price per Expiration
      Name                Granted       1998     Share(1)   Date(2)        5%          10%
      ----               ---------- ------------ --------- ---------- ------------ ------------
James P. Kelly..........   50,468       1.22%     $32.00      2003    $    446,188 $    985,959
John W. Alden...........   38,493       0.93       32.00      2003         340,317      752,012
Robert J. Clanin........   29,084       0.70       32.00      2003         257,132      568,194
Joseph R. Moderow.......   29,084       0.70       32.00      2003         257,132      568,194
Charles L. Schaffer.....   29,939       0.72       32.00      2003         264,691      584,898

--------
(1) Represents the current price on the date of grant. The exercise price may be paid by the delivery of already owned shares, subject to certain conditions.
(2) Generally, options may not be exercised until the expiration of five years from the date of grant, and then from April 1 through April 30 of the year of exercise.

Stock Option Exercises and Holdings

   The following table shows information on stock option exercises in 1998 by our Chief Executive Officer and the Named Executive Officers and the value of such officers' unexercised options on December 31, 1998. This table does not give effect to the merger exchange ratio of 2-for-1.

                                                                        Value of
                                               Number of Securities   Unexercised
                                              Underlying Unexercised  In-the-Money
                                                Options at End of      Options at
                           Shares                    1998(2)          End of 1998
                         Acquired on  Value        Exercisable/       Exercisable/
      Name               Exercise(1) Realized     Unexercisable      Unexercisable
      ----               ----------- -------- ---------------------- --------------
James P. Kelly..........   21,175    $280,569      None/137,533      n/a/$1,669,478
John W. Alden...........   18,254     241,866      None/110,545       n/a/1,349,485
Robert J. Clanin........    3,895      51,609       None/71,233         n/a/801,050
Joseph R. Moderow.......   17,159     227,357       None/91,274       n/a/1,146,574
Charles L. Schaffer.....   15,333     203,162       None/91,139       n/a/1,134,337

--------
(1) Represents gross number of common shares underlying the options exercised under the 1991 Plan.
(2) Represents common shares subject to options granted under the 1991 and 1996 Plans.

Incentive Compensation Plan

   Our board of directors has adopted, and the shareowners have approved, the United Parcel Service, Inc. Incentive Compensation Plan, pursuant to which employees and directors of UPS and its subsidiaries, and certain other key persons as defined in the plan, are eligible to receive options to purchase class A common stock and other awards.

  Purpose of the Plan

   One purpose of the plan is to optimize our profitability and growth through annual and long-term incentives that are consistent with our goals and link the personal interests of participants to those of our shareowners. A further but equal purpose of the plan is to enable UPS and its subsidiaries to attract, retain and motivate their employees and directors.

  Administration of the Plan

   The plan generally will be administered by the Compensation Committee of the board. The board may take on the powers of the Compensation Committee under the plan, and will have the power of the Compensation Committee with respect to the granting and interpretation of awards to outside directors. We refer to the body administering the plan, whether it is the board or a committee of the board, as the plan administrator.

   The plan provides that if a committee of the board is the plan administrator, the committee will consist solely of two or more "outside directors," as defined by Section 162(m) of the Internal Revenue Code, if awards are intended to comply with the provisions of Section 162(m). The plan administrator will have full and final authority to select the individuals to receive awards and to grant awards and will have a wide degree of flexibility in determining the terms and conditions of awards.

  Eligibility Under the Plan

   All employees and directors of UPS and its subsidiaries, as well as other key persons as defined in the plan, are eligible to participate in the plan. We estimate that about 28,000 employees and directors of UPS and its subsidiaries will participate in the plan. Because the plan is a discretionary plan, we currently cannot determine the amount or form of any award that will be allocated to any individual during the term of the plan.

  Shares Subject to the Plan

   The shares issuable pursuant to awards granted under the plan will be shares of class A common stock. The maximum number of shares of class A common stock that may be issued pursuant to awards granted under the plan equals 112,000,000 shares. The total number of shares reserved for issuance as restricted stock will be limited to 34,000,000.

   The plan also contains customary anti-dilution provisions.

  Types of Awards


   Awards under the plan are not restricted to any specified form or structure and may include:

  . stock options (both incentive stock options and non-qualified stock options, as discussed in greater detail below)

  .  restricted stock

  .  stock appreciation rights

  .  performance units

  .  performance shares

  . management incentive awards through bonuses of cash and/or stock (as discussed in greater detail below).

   An award to a participant may consist of one security or benefit or two or more of them in tandem or in the alternative. An award granted under the plan to a participant will generally include a provision that conditions or accelerates the receipt of benefits upon the occurrence of specified events, such as a change of control of UPS or a dissolution, liquidation, sale of substantially all of the property and assets of UPS or other significant corporate transaction.

   The exercise price for options granted under the plan will be at least equal to 100% of the fair market value of a share of class A common stock on the date of grant. The exercise price of an incentive stock option granted to a person who owns more than 10% of the total combined voting power of all classes of UPS stock may not be less than 110% of the fair market value of a share of class A common stock on the date of grant.

  Management Incentive Awards

   Based upon recommendations of district, regional and corporate group managers, the plan administrator will select those participants who are to receive management incentive awards each year. Management incentive awards may consist of shares of class A common stock plus cash equal to the amount required to be withheld for taxes for the award, or exclusively of cash, as determined by the plan administrator. Generally, cash-only management incentive awards will be granted to employees of international subsidiaries and participants who are no longer employees on the date of distribution of the award.

   In addition, those recipients of shares who elect to deposit the shares with a custodian selected by the plan administrator may also receive an amount equal to the lesser of:

  .  one month's salary or

  . 2.5% of the cost of shares previously deposited with the custodian, less the proceeds from the sale of the shares.

  Maximum Awards Issuable to Individuals

   In general, the plan administrator may not, within any fiscal year:

  . grant options to purchase more than 600,000 shares of class A common stock to a participant,

  . grant stock appreciation rights to purchase more than 600,000 shares of class A common stock to a participant,

  . grant awards of restricted stock in excess of 600,000 shares of class A common stock to a participant,

  . grant a performance share or performance unit with a payout greater than the value of 600,000 shares of class A common stock to a participant or

  . grant a management incentive award with a payout greater than the value of 600,000 shares of class A common stock to a participant.

  Amendments to and Termination of the Plan

   Subject to limitations imposed by law and the plan, our board of directors may amend or terminate the plan at any time and in any manner. No amendment or termination may deprive the recipient of an award previously granted under the plan of any rights under the award without his or her consent.

  Duration of the Plan and of Options

   The plan will remain in effect until all shares subject to the plan have been purchased or acquired pursuant to the plan. We may not grant awards under the plan on or after the tenth anniversary of the plan's adoption. We may not grant any option under the Plan that is exercisable after the 10th anniversary of the date of grant.

   Compliance with Section 16(b)

   Pursuant to Section 16(b) of the Exchange Act, directors, executive officers and 10% shareowners of UPS will be generally liable to UPS for repayment of any profits realized from any non-exempt purchase and sale of common stock occurring within a six-month period. Rule 16b-3 provides an exemption from Section 16(b) liability for some transactions by an officer or director made pursuant to approval by the board of directors, a committee composed of outside directors or shareholders. It is intended that all grants made under the plan would meet the requirements of the Rule 16b-3 exemption.

Retirement Plans

   The following table shows the estimated annual retirement benefit payable on a single life only annuity basis to participating employees, including our Chief Executive Officer and the Named Executive Officers, under the

UPS Retirement Plan and UPS Excess Coordinating Benefit Plan for years of service rendered upon retirement, which is assumed to occur at age 65. Participating employees also are entitled to receive $16,008 per year, the maximum currently payable, in primary Social Security benefits:

      Average
       Final
      Earnings      15 Years     20 Years     25 Years     30 Years     35 Years
      --------      --------     --------     --------     --------     --------
      $  200,000    $ 45,998     $ 61,325     $ 76,669     $ 91,996     $107,341
         250,000      58,498       77,990       97,504      116,996      136,511
         300,000      70,998       94,655      118,339      141,996      165,681
         350,000      83,498      111,320      139,174      166,996      194,851
         400,000      95,998      127,985      160,009      191,996      224,021
         450,000     108,498      144,650      180,844      216,996      253,191
         500,000     120,998      161,315      201,679      241,996      282,361
         600,000     145,998      194,645      243,349      291,996      340,701
         700,000     170,998      227,975      285,019      341,996      399,041
         800,000     195,998      261,305      326,689      391,996      457,381
         900,000     220,998      294,635      368,359      441,996      515,721
       1,000,000     245,998      327,965      410,029      491,996      574,061
       1,100,000     270,998      361,295      451,699      541,996      632,401
       1,200,000     295,998      394,625      493,369      591,996      690,741

   Amounts exceeding $120,000, which is adjusted from time to time by the Internal Revenue Service, would be paid under the UPS Excess Coordinating Benefit Plan. Pursuant to this plan, participants may choose to receive the benefit in the form of a life annuity, cash lump sum or life insurance with a cash value up to 100% of the present value of the benefit. Beginning with 1994, no more than $150,000, which is adjusted from time to time by the Internal Revenue Service, of cash compensation could be taken into account in calculating benefits payable under the UPS Retirement Plan. Participants who elect forms of payment with survivor options will receive lesser amounts than those shown in the above table.

   The compensation upon which the benefits are summarized in the table above includes salary and bonuses awarded under the UPS Managers Incentive Plan. The average final compensation for each participant in the plans is the average covered compensation of the participant during the five highest consecutive years out of the last ten full calendar years of service.

   As of December 31, 1998, estimated or actual credited years of service under the plans to our Chief Executive Officer and the Named Executive Officers was as follows: Kelly--34, Alden--34, Schaffer--29, Clanin--28 and Moderow--28.

   The plans permit participants with 25 or more years of benefit service to retire as early as age 55 with no or only a limited reduction in the amount of their monthly benefits.

Compensation of Directors

   In 1998, directors who were not employees of UPS received an annual director's fee of $50,000. Members of the Audit, Officer Compensation and Nominating Committees who were not employees of UPS received an additional annual fee of $2,500 for each committee on which they served, except that committee chairmen received an additional annual fee of $4,000. Mr. Rogers has declined to accept any fees for his services as a director.

   UPS established a retirement plan in February 1991, which provided retirement and disability benefits for directors who were neither employees nor former employees of UPS. Effective January 1, 1997, the board agreed to discontinue this plan and, in conjunction therewith, increase the options for which outside directors are eligible under the 1996 Plan. In satisfaction of the obligations previously accrued under the retirement plan, the board agreed to allocate to each director certain amounts. The amounts so allocated to each director will appreciate or depreciate in tandem with the changes in the share price of our common stock inclusive of dividends. At the time each director ceases to be a director of UPS, the then-current value of the account will be payable to him, or his designated beneficiary, either in cash or common stock. The value of these accounts at December 31, 1998, was: Mr. Brown, $458,029; Mr. MacDougal, $458,029; Mr. Pelson, $229,014; and Mr.
Teeter, $229,014. The value of Mr. Kaysen's account at the time of his retirement was $429,632.

   In addition to permitting grants of options to eligible employees, the 1996 Plan provides for grants of non-qualified options to the outside directors. These non-qualified options are granted on the first day in each year on which any option is granted to an employee optionee and allow a director to purchase a number of shares equal to 109.5% of such outside director's annual director's fee divided by the Current Price of the common stock as defined in the 1996 Plan. Each of Messrs. Brown, MacDougal, Pelson and Teeter and Ms. Livermore were granted options under the 1996 Plan during 1998.

   Outside directors also have the option of deferring some or all of the fees and/or retainer payable in connection with their services on the board into the UPS Deferred Compensation Plan for Non-Employee Directors. Amounts deferred under such plan are treated as invested in certain mutual funds selected by each director. At the time a participating director ceases to be a director, the total value of the director's account will be payable to him or her, or his or her designated beneficiary, in 40 quarterly installments.

Compensation Committee Interlocks and Insider Participation

   The following non-employee directors are the members of the Officer Compensation Committee of the board of directors: Victor A. Pelson, Gary E. MacDougal and John W. Rogers. None of the members of the Compensation Committee has any direct or indirect material interest in or relationship with UPS outside of his position as director and other than his benefits accrued while serving as an employee of UPS. Mr. Rogers is a former Chairman of the Board and Chief Executive Officer of UPS. He retired from active employment with UPS in 1989. To UPS's knowledge, there were no interlocks involving members of the Compensation Committee or other directors of UPS requiring disclosure in this prospectus.

Certain Business Relationships

   William H. Brown, III, a director of UPS, is a partner of Schnader Harrison Segal & Lewis LLP, a law firm that provides legal services from time to time to us and our subsidiaries.

   Some of our executive officers are trustees of the UPS Retirement Plan. The UPS Retirement Plan, through wholly owned subsidiaries, owns real property that is leased to our subsidiaries for operating purposes at rental rates determined by independent firms of real estate appraisers. The rentals charged to our subsidiaries for the leased real estate during 1998 by this Plan aggregated $280,288.

                        THE MERGER AND THE TENDER OFFER

   We are offering 109,400,000 shares of our class B common stock pursuant to this prospectus. We have granted the U.S. underwriters the right to purchase up to an additional 10,940,000 shares of class B common stock solely to cover over-allotments. Our net proceeds from this offering will be about $5.272 billion. Within several months after this offering, we intend to use the net proceeds of this offering to fund a cash tender offer for some of our class A-1 common stock. See "Use of Proceeds." This offering is conditioned upon completion of the merger that is described below.

The Merger

   New UPS currently is a wholly owned subsidiary of Old UPS. Immediately before this offering, a wholly owned subsidiary of New UPS will merge with and into Old UPS. On October 25, 1999, Old UPS's shareowners approved this merger. When this merger occurs:

  . each share of Old UPS's outstanding common stock will convert automatically into two shares of New UPS's class A common stock. Of each shareowner's Old UPS shares, as nearly as possible:

    .  one-third will be converted into class A-1 common stock

    .  one-third will be converted into class A-2 common stock

    .  one-third will be converted into class A-3 common stock

  . except for the applicable restricted period, which we describe below, each share of class A common stock will be identical. Shares of class A common stock will not be transferable or convertible into class B shares until the relevant restricted period expires. This restricted period will expire:

    .  180 days after this offering for class A-1 shares

    .  360 days after this offering for class A-2 shares

    .  540 days after this offering for class A-3 shares

     Shareowners also will be prohibited from buying a put option, selling a call option or entering into any other hedging or insurance transaction relating to their class A common stock during these restricted periods.

  .  New UPS will own all of Old UPS's common stock

   After the merger and the offering:

  . shares of class A common stock will constitute about 90% of our total outstanding common stock and about 99% of our total voting power

  . shares of class B common stock will constitute about 10% of our total outstanding common stock and about 1% of our total voting power

   We will not complete this offering unless we complete the merger. We will complete the merger only if certain of Old UPS's employee benefits plans receive an exemption or opinion from the Department of Labor to the effect that the exchange of Old UPS common stock for New UPS class A common stock in the merger is not a "prohibited transaction" under ERISA, or if we waive this condition.

The Tender Offer

   After the offering, we intend to use the net proceeds of the offering to fund a cash tender offer for some of our class A-1 common stock. See "Use of Proceeds." We will purchase shares in the tender offer pursuant to an offer to purchase and related materials, which we will distribute when we commence the tender offer. We will also file a Schedule 13E-4 with the SEC in connection with the tender offer.

Financial Advisers

   Morgan Stanley & Co. Incorporated and Tanner & Co., Inc. are acting as financial advisers to UPS in connection with the merger and the related transactions.

     DESCRIPTION OF CAPITAL STOCK, CERTIFICATE OF INCORPORATION AND BYLAWS

Authorized Capitalization

   New UPS's capital structure will consist of 1,533,333,333 authorized class A-1 shares, 1,533,333,333 authorized class A-2 shares, 1,533,333,334 authorized class A-3 shares, 5,600,000,000 authorized class B shares and 200,000,000 authorized preferred shares.

   After the merger and this offering, there will be about 364,610,809 class A-1, 364,610,809 class A-2, 364,610,809 class A-3 and 109,400,000 class B shares outstanding. This assumes that the U.S. underwriters do not exercise their over-allotment option in connection with this offering. Class A shares that are converted to class B shares will resume the status of authorized but unissued class A shares.

Description of Our Certificate of Incorporation

   This section describes other key provisions of our certificate of incorporation.

  . Scaled Voting. Our certificate of incorporation provides that any person or group that owns more than 25% of our total voting power will be entitled to only 1/100th of a vote for each vote in excess of 25% of our voting power.

  . No Shareowner Action by Written Consent. Our certificate of incorporation prohibits shareowner action by written consent.

  . No Shareowner Ability to Call a Special Meeting. Our certificate of incorporation provides that special meetings of our shareowners may be called only by our board of directors or the chairman of our board of directors.

  . Limitation of Director Liability. Our certificate of incorporation provides that our directors are not liable to our shareowners for monetary damages for breach of fiduciary duty, except for liability:

    .  for breach of duty of loyalty;

    . for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

    . under Section 174 of the Delaware General Corporation Law (unlawful dividends); and

    . for transactions from which the director derived improper personal benefit.

  . Indemnification of Directors and Officers. Our certificate of incorporation does not provide for indemnification of our directors and officers, but our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law, subject to very limited exceptions.

  . No Classified Board of Directors. Our certificate of incorporation does not provide for a classified board of directors.

  . No Cumulative Voting. Our certificate of incorporation provides that our shareowners are not entitled to cumulative voting in the election of our directors.

  . No Preemptive Rights. Our certificate of incorporation provides that our shareowners are not entitled to preemptive rights to subscribe to any class of our stock.

Comparison of Our Class A Common Stock and Class B Common Stock

   The following table compares our class A common stock and class B common stock.

                               Class A Shares                  Class B Shares
                               --------------                  --------------
Public Market          None.                           Will be listed on the New York
                                                       Stock Exchange, subject to
                                                       official notice of issuance.

Voting Rights          Ten votes per share on all      One vote per share on all
                       matters voted upon by our       matters voted upon by our
                       shareowners.                    shareowners.
                       Any shareowner or shareowners   Any shareowner or shareowners
                       as a group who beneficially own as a group who beneficially own
                       more than 25% of the total      more than 25% of the total
                       voting power (except for any of voting power (except for any of our employee benefit plans) may our employee benefit plans) may
                       cast only 1/100th of a vote     cast only 1/100th of a vote
                       with respect to each share in   with respect to each share in
                       excess of 25% of the total      excess of 25% of the total
                       voting power.                   voting power.
                       No cumulative voting in the     No cumulative voting in the
                       election of our directors.      election of our directors.

Transfer Restrictions  Class A-1 shares may not be     None.
                       transferred to anyone other
                       than a permitted transferee or
                       converted into class B shares
                       until 180 days after this
                       offering; Class A-2 shares may
                       not be transferred to anyone
                       other than a permitted
                       transferee or converted into
                       class B shares until 360 days
                       after this offering; Class A-3
                       shares may not be transferred
                       to anyone other than a
                       permitted transferee or
                       converted into class B shares
                       until 540 days after this
                       offering. Shareowners also are
                       prohibited from buying a put
                       option, selling a call option
                       or entering into any other
                       hedging or insurance
                       transaction relating to their
                       class A common stock during
                       these restricted periods.
                       Class A shares that are validly
                       transferred to someone who is
                       not a "permitted transferee"
                       automatically will convert into
                       class B shares.

Conversion             Class A shares that are         Not convertible.
                       transferred to someone who is
                       not a "permitted transferee"
                       automatically will convert into
                       class B shares.

Rights upon Merger,    In the event that we            In the event that we
 Consolidation         reorganize, merge or            reorganize, merge or
 or Reorganization     consolidate with one or more    consolidate with one or more
                       other corporations, holders of  other corporations, holders of class A shares will be entitled class B shares will be entitled
                       to receive the same kind and    to receive the same kind and
                       amount of securities or         amount of securities or
                       property that is receivable by  property that is receivable by
                       holders of class B shares.      holders of class A shares.

   Our board of directors has approved an amendment to our certificate of incorporation, which, when it becomes effective, will combine the class A-1 common stock, class A-2 common stock and class A-3 common stock into a single class of common stock. This single class of common stock will have all of the rights, including voting rights, of the class A common stock. The amendment will become effective after the restricted period for the class A-3 common stock expires.

Dividends; Subdivision and Combinations

   Subject to the rights of the holders of preferred stock, holders of class A shares and class B shares will be entitled to receive dividends and other distributions in cash, stock of any corporation (other than our common stock) or our property as our board of directors may declare from time to time out of our legally available assets or funds, and will share equally on a per share basis in all such dividends and other distributions. If dividends or other distributions are payable in our common stock, including distributions pursuant to stock splits or divisions of our common stock, only class A shares will be paid or distributed with respect to class A shares and only class B shares will be paid or distributed with respect to class B shares. The number of class A shares and class B shares so distributed will be equal on a per share basis.

   Except pursuant to the amendment to our certificate of incorporation described above, neither our class A shares nor our class B shares may be reclassified, subdivided or combined unless the reclassification, subdivision or combination occurs simultaneously and in the same proportion for each class.

   When the merger becomes effective, all the outstanding class A shares will be validly issued, fully paid and nonassessable. When this offering is completed, all the outstanding class B shares will be validly issued, fully paid and nonassessable.

Preferred Stock

   Our board of directors has the authority to issue shares of preferred stock from time to time on terms that it may determine, to divide preferred stock into one or more classes or series, and to fix the designations, voting powers, preferences and relative participating, optional or other special rights of each class or series, and the qualifications, limitations or restrictions of each class or series, to the fullest extent permitted by Delaware law. The issuance of preferred stock could have the effect of decreasing the market price of our common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of common stock.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

   Our certificate of incorporation and bylaws, contain provisions that may have some anti-takeover effects. Provisions of Delaware law may have similar effects under our certificate of incorporation.

   Delaware Anti-Takeover Statute

   We are subject to Section 203 of the Delaware General Corporation Law. Subject to specific exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  . the "business combination," or the transaction in which the stockholder became an "interested stockholder" is approved by the board of directors prior to the date the "interested stockholder" attained that status;

  . upon consummation of the transaction that resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

  . on or subsequent to the date a person became an "interested stockholder," the "business combination" is approved by the board of directors and authorized at an annual or special meeting of shareowners by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

   "Business combinations" include mergers, asset sales and other transactions resulting in a financial benefit to the "interested stockholder." Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. These restrictions could prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts with respect to us and, therefore, may discourage attempts to acquire us.

   In addition, various provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareowner might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareowners.

   No Cumulative Voting

   Our certificate of incorporation expressly denies you the right to cumulate votes in the election of directors.

   No Shareowner Action by Written Consent; Calling of Special Meetings of Shareowners

   Our certificate of incorporation prohibits shareowner action by written consent. It also provides that special meetings of our shareowners may be called only by the board of directors or the chairman of our board of directors.

   Advance Notice Requirements for Shareowner Proposals

   Our bylaws provide that shareowners seeking to bring business before an annual meeting of shareowners must provide timely notice of their proposal in writing to the corporate secretary. To be timely, a shareowner's notice must be delivered or mailed and received at our principal executive offices not less than 120 days in advance of the anniversary date of our proxy statement in connection with our previous year's annual meeting. Our bylaws also specify requirements as to the form and content of a shareowner's notice. These provisions may impede shareowners' ability to bring matters before an annual meeting of shareowners or make nominations for directors at an annual meeting of shareowners.

   Limitations on Liability and Indemnification of Officers and Directors

   The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their shareowners for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

  .  for breach of duty of loyalty

  . for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law

  . under Section 174 of the Delaware General Corporation Law (unlawful dividends)

  . for transactions from which the director derived improper personal benefit.

   Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law, subject to very limited exceptions. We are also expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are necessary to attract and retain qualified directors and executive officers.

   The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage shareowners from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareowners. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

   There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought. Except for an action recently brought by one of our shareowners against us and each of our directors, we are unaware of any pending or threatened litigation that may result in claims for indemnification. See "Business--Litigation."

   Authorized But Unissued Shares

   Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

   Supermajority Provisions

   The Delaware General Corporation Law provides generally that the affirmative vote of a majority in interest of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation provides that the following provisions may be amended only by a vote of 80% or more of all of the outstanding shares of our stock entitled to vote:

  . the reduction in voting power of shares held by beneficial owners of more than 25% of our stock

  .  the prohibition on shareowner action by written consent

  . the ability to call a special meeting of shareowners being vested solely in our board of directors and the chairman of our board

Transfer Agent and Registrar

   First Union is the Transfer Agent and Registrar for our class A common stock and class B common stock.

                      MARKET FOR OLD UPS'S COMMON EQUITY

   The following description relates to Old UPS's common stock before the merger.

   Old UPS's certificate of incorporation provides that no outstanding shares of Old UPS's common stock entitled to vote generally in the election of directors may be transferred to any other person, except by bona fide gift or inheritance, unless the shares first have been offered, by written notice, for sale to Old UPS at the same price and on the same terms upon which they are to be offered to the proposed transferee.

   Old UPS has the right, within 30 days after receipt of the notice, to purchase all or a part of its shares at the price and on the terms offered. If Old UPS fails to exercise or waive the right, the shareowner may, within a period of 20 days thereafter, sell to the proposed transferee all, but not part, of the shares that Old UPS elected not to purchase, for the price and on the terms described in the offer. All transferees of shares hold their shares subject to the same restrictions. Shares previously offered but not transferred within the 20 day period remain subject to the initial restrictions. Shares may be pledged or otherwise used for security purposes, but no transfer may be made upon a foreclosure of the pledge until the shares have been offered to Old UPS at the price and on the terms and conditions bid by the purchaser at the foreclosure.

   Old UPS has been the principal purchaser of its common stock, which it uses primarily for awards under the UPS Managers Incentive Plan, the UPS 1991 Stock Option Plan, the UPS 1996 Stock Option Plan and the matching contribution of its stock under the UPS Qualified Stock Ownership Plan, and for sales under the UPS 1997 Managers Stock Purchase Plan and the UPS 1997 Employee Stock Purchase Plan. Old UPS sells shares to the UPS Qualified Stock Ownership Plan so that the matching contribution can be invested in common stock as called for under the terms of the plan, and purchases shares from the plan to provide liquidity for distributions and transfers. Old UPS has notified its shareowners periodically of its willingness to purchase a limited number of shares at specified prices determined by its board of directors.

   In determining the share price, the Old UPS board has considered a variety of factors, including past and current earnings, earnings estimates, the ratio of its common stock to debt, other factors affecting its business and long-range prospects and general economic conditions, as well as opinions furnished from time to time by investment counselors acting as independent appraisers.

   In its determination of the prices to be paid for its stock, the Old UPS board has not followed any predetermined formula. It has considered a number of formulas commonly used in the evaluation of securities of closely held and publicly held companies, but its decisions have been based primarily on its judgment as to Old UPS's long-range prospects rather than what it considers to be short-range trends relating to Old UPS or to the values of securities generally. Thus, for example, the board has not given substantial weight to short-term variations in average price-earnings ratios of publicly traded securities, which at times have been considerably higher, and at other times considerably lower, than those at which Old UPS has offered to purchase its shares. But the Old UPS board's decision as to price has taken into account factors generally affecting the market prices of publicly traded securities.

   One factor in determining the prices at which securities trade in the organized securities markets is that of supply and demand. When demand is high in relation to the shares which investors seek to sell, prices tend to increase, while prices tend to decrease when demand is low in relation to shares being sold. The Old UPS board of directors has not given significant weight to supply-demand considerations in determining the prices to be paid by it for its shares. In the past, Old UPS needed some of the shares that it was able to acquire for purposes of awards under the plans mentioned above, and eligible employees have purchased some of the other available shares.

   After this offering is completed, New UPS intends to discontinue the general practice of purchasing shares when offered by shareowners.

   The prices at which Old UPS has published notices of its willingness to purchase shares since January 1997 are as follows:

                                                             After giving effect
                                                                to the merger
                                                               exchange ratio
                                                     Actual      of 2-for-1
                                                     ------- -------------------
January 1, 1997..................................... $29.250       $14.625
February 13, 1997...................................  29.750        14.875
May 14, 1997........................................  30.500        15.250
August 20, 1997.....................................  30.000        15.000
November 13, 1997...................................  30.750        15.375
February 27, 1998...................................  32.000        16.000
May 22, 1998........................................  34.000        17.000
August 20, 1998.....................................  37.000        18.500
November 19, 1998...................................  40.000        20.000
February 18, 1999...................................  43.000        21.500
May 20, 1999........................................  47.000        23.500
August 19, 1999.....................................  51.000        25.500

                   RELATIONSHIPS WITH OVERSEAS PARTNERS LTD.

   UPS has significant historical and current relationships with Overseas Partners Ltd., a Bermuda-based company that is engaged in reinsurance and other businesses. At least a majority of the current shareowners of UPS also are shareowners of OPL, and a majority of the directors and officers of OPL are current or former employees of UPS. In 1998, OPL derived approximately 30% of its revenues from reinsurance business related to UPS. UPS regularly reviews its relationships with its primary insurers, and may make changes in such relationships.

   In 1983, UPS spun off OPL by paying a special dividend to its shareowners of one share of OPL common stock for each share of UPS common stock. In addition, UPS has offered its employees the opportunity periodically to purchase OPL shares under UPS's various employee stock purchase plans.

   Members of OPL's board of directors who are current or former officers of UPS are: Robert J. Clanin, UPS's Chief Financial Officer and a director of UPS; Joseph M. Pyne, UPS's Senior Vice President, Corporate Marketing; and Edwin H. Reitman, the retired former Vice President, Corporate Marketing of UPS. D. Scott Davis, formerly Vice President, Finance and Accounting for UPS, is the current Chief Executive Officer and a director of OPL.

   OPL was organized to reinsure shippers' risks relating to packages carried by UPS, as well as to underwrite other reinsurance for insureds unaffiliated with UPS. Since commencing operations in 1984, OPL's primary reinsurance business has been reinsuring insurance by United States-based insurance companies unaffiliated with UPS or OPL. This reinsurance covered the risk of loss or damage to shippers' packages carried by UPS and unaffiliated foreign common carriers whose declared value exceeds $100 or the equivalent in foreign currency. The reinsurance of shippers' risk insurance does not involve transactions conducted directly between UPS and OPL. Various subsidiaries of American International Group, Inc., an insurance company unaffiliated with OPL or UPS, insure customer packages in return for premiums paid by the customers. OPL reinsures these primary insurers, whose premium payments constitute OPL's largest source of revenues and profits. Reinsurance premiums earned by OPL for reinsuring these risks during 1998 were $371.8 million or 29.6% of OPL's 1998 revenues, a reduction from 32.3% in 1997. OPL's reinsurance business also has included reinsurance of workers' compensation insurance issued by another unaffiliated United States-based insurance company covering risks of a UPS subsidiary in the State of California. A new arrangement, which is described below, relating to reinsurance of shippers' risk insurance provided to UPS customers is being implemented.

   OPL and its subsidiaries also are engaged in the leasing of the Ramapo Ridge facility to subsidiaries of UPS. Until July 1998, OPL also leased aircraft to subsidiaries of UPS.

   In December 1989, an OPL subsidiary acquired from UPS the Ramapo Ridge facility. In July 1990, the OPL subsidiary leased the facility to UPS for an initial term ending in 2019. UPS uses the facility as a data processing, telecommunications and operations center. Lease payments have fixed and variable components. The fixed component provides for aggregate lease payments of approximately $216 million over the initial term of the lease. The variable component of the lease payments is based on the number of customer accounts maintained by UPS. At the conclusion of the lease, UPS has the right to purchase the Ramapo Ridge facility at fair market value. UPS has an option to purchase the land on which the facility is located, but not the buildings, from an OPL subsidiary in 2050 for approximately $63.7 million, subject to certain adjustments for increases in the fair market value of the land. In 1998, OPL received rental payments of approximately $27.1 million from UPS pursuant to these leases.

   OPL has assigned the right to receive the fixed rentals on the Ramapo Ridge facility lease to a subsidiary, and the subsidiary pledged its interest in these payments to secure bonds issued to finance the acquisition of the leased assets. UPS's obligation to pay the fixed rental is unconditional during the initial lease term, and continues after an early lease termination unless UPS pays an amount sufficient to defease the remaining interest payments on the OPL subsidiary's bonds.

   In December 1989 an OPL subsidiary acquired from UPS rights to purchase five Boeing 757 aircraft for approximately $67.9 million. The manufacturer delivered the aircraft to OPL in 1990 and OPL leased them to UPS until July 1998. At that time, OPL sold the aircraft to UPS for approximately $202 million, yielding a gain on sale to OPL before income taxes of approximately $12 million.

   In considering which risks related to UPS's business to insure or reinsure, or which leasing or other arrangements to enter into between OPL and UPS, UPS's and OPL's directors and officers consider the impact of their business decisions on each of the two companies and prevailing market conditions. We cannot assure you that transactions between us and OPL have been made on the most favorable terms that we could obtain in transactions with unrelated parties. If in the future we engage in other transactions with OPL, we anticipate that they will be on an arms-length basis.

   UPS and OPL do not have any formal conflict of interest resolution procedures. Nevertheless, in connection with OPL's reinsurance of risks related to UPS's business, UPS believes the rates charged by the primary insurers reinsured by OPL are competitive with those charged to shippers utilizing other carriers. In connection with other major transactions in which UPS and OPL have been involved, primarily leasing transactions, UPS generally has obtained fairness or valuation opinions from investment banking firms or other organizations with significant expertise in the evaluation of the interests involved.

   As a result of the Tax Court decision released on August 9, 1999, National Union Fire Insurance Company, a subsidiary of American International Group, Inc., notified OPL that effective September 30, 1999 it would terminate the five underlying policies that provide shippers' risk insurance for UPS customers. The termination of these policies triggered the immediate termination of the reinsurance agreement between National Union and OPL.

   UPS, on behalf of its customers, and National Union agreed on a restructuring of this program, which became effective on October 1, 1999. Commencing on October 1, 1999, National Union issued five new policies covering UPS customers. Glenlake Financial Corporation, a wholly owned subsidiary of UPS Capital Corporation and a licensed insurance agency formed in 1998, now offers excess value package insurance to be issued under the five new policies to UPS customers.

   UPS Re Ltd., a wholly owned subsidiary of UPS, has entered into a reinsurance agreement under which it will reinsure substantially all of the risks underwritten by National Union in exchange for substantially all of the premiums collected. UPS Re Ltd. is a licensed reinsurance company formed in 1999 to reinsure risks related to UPS and its subsidiaries. UPS Re Ltd., which is domiciled in Bermuda, has elected to be taxed on its income as part of UPS's consolidated income tax return for federal income tax purposes.

                        SHARES ELIGIBLE FOR FUTURE SALE

General

   The 109,400,000 class B shares sold in this offering, or 120,340,000 shares if the U.S. underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act except for any such shares acquired by an "affiliate" of UPS as that term is defined in Rule 144 under the Securities Act, which shares will remain subject to the resale limitations of Rule 144.

   Because the class A shares are being issued pursuant to a registration statement on Form S-4, they will be freely tradable without restriction under the Securities Act following the expiration of the transfer restriction periods described in "The Merger and the Tender Offer," except for any such shares acquired by an affiliate, which shares will remain subject to the resale limitations of Rule 144.

   Generally, Rule 144 provides that an affiliate who has beneficially owned shares for at least one year may sell on the open market in brokers' transactions within any three month period a number of shares that does not exceed the greater of:

  .  1% of the then outstanding shares of common stock; and

  . the average weekly trading volume in the common stock on the open market during the four calendar weeks preceding the sale.

   Sales under Rule 144 will also be subject to post-sale notice requirements and the availability of current public information about New UPS.

   Shares properly sold in reliance upon Rule 144 to persons who are not affiliates are freely tradable without restriction after the sale.

   Sales of substantial amounts of our common stock in the open market, or the availability of shares for sale, could adversely affect the price of our class B common stock.

   We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we will not, during the period ending 180 days after the date of this prospectus, sell or otherwise dispose of any shares of our common stock, subject to certain exceptions. See "Underwriters."

                   MATERIAL FEDERAL INCOME TAX CONSEQUENCES
                       TO NON-UNITED STATES SHAREOWNERS

   This is a general summary of certain United States federal income and estate tax considerations with respect to your acquisition, ownership and disposition of class B common stock if you are a holder other than:

  .  a citizen or resident of the United States;

  . a corporation, partnership or other entity created or organized in, or under the laws of, the United States or of any political subdivision of the United States;

  . an estate, the income of which is subject to United States federal income taxation regardless of its source;

  . a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or

  . a trust that existed on August 20, 1996 and elected to be treated as a domestic trust as of that date.

   This summary does not address all of the United States federal income and estate tax considerations that may be relevant to you in light of your particular circumstances or if you are a holder subject to special treatment under United States income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, and certain U.S. expatriates). This summary does not discuss any aspects of state, local or non-United States taxation. This summary is based on current provisions of the Internal Revenue Code, Treasury regulations, judicial opinions, published positions of the IRS, and all other applicable authorities, all of which are subject to change, possibly with retroactive effect.

   We urge prospective non-United States investors to consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of acquiring, holding and disposing of shares of our class B common stock.

Dividends

   Any dividends we pay to you generally will be subject to United States withholding tax at a rate of 30% (or a lower rate prescribed by an applicable income tax treaty) of the gross amount of the dividends unless the dividends are effectively connected with your conduct of a trade or business within the United States (or, if certain tax treaties apply, are attributable to a United States permanent establishment maintained by you) and you file the appropriate documentation with us. Dividends effectively connected with a United States trade or business generally will be subject to United States federal income tax on a net income basis, in the same manner as generally applied to United States persons. If you are a corporation, effectively connected income may also be subject to the branch profits tax at a rate of 30% (or a lower rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of your "effectively connected earnings and profits," subject to adjustments. You should consult any applicable income tax treaties that may provide for a lower rate of tax or other rules different from those described above. You may be required to satisfy certification requirements in order to claim treaty benefits or otherwise claim a reduction of, or exemption from, withholding under these rules.

Sale or Other Disposition of the Class B Common Stock

   You generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of your shares of the class B common stock unless:

  . the gain is effectively connected with the conduct of a trade or business within the United States (or, if some tax treaties apply, is attributable to a United States permanent establishment you maintain);

  . you are an individual, you hold shares of class B common stock as a capital asset, you are present in the United States for 183 days or more in the taxable year of disposition and you meet other requirements;

  . you are subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of some U.S. expatriates; or

  . we are or have been a "United States real property holding corporation" for United States federal income tax purposes (which we do not believe that we are or will become) and you hold or have held, directly or indirectly, at any time within the shorter of the five-year period preceding disposition or your holding period for the shares of the class B common stock, more than 5% of the class B common stock.

   Gain that is effectively connected with your conduct of a trade or business within the United States generally will be subject to United States federal income tax on a net income basis, in the same manner as generally applied to United States persons (and if you are a corporation, the branch profits tax may also apply in some circumstances), but you will not be subject to withholding. If you are described in the second bullet point above, you generally will be subject to tax at a rate of 30% on the gain realized, although the gain may be offset by some United States capital losses. You should consult any applicable income tax treaties that may provide for a lower rate of tax or other rules different from those described above.

Information Reporting and Backup Withholding

   We must report annually to the IRS and to you the amount of dividends we pay to you, and any tax we withhold. These reporting requirements apply regardless of whether withholding is reduced by an applicable income tax treaty. Pursuant to applicable tax treaties or other agreements, this information also may be made available to the tax authorities in the country in which you reside or are established.

   Under current Treasury regulations, United States information reporting requirements and backup withholding tax at a rate of 31% will generally apply to dividends paid to you on the class B common stock at an address inside the United States and to payments to you of the proceeds of a sale of the class B common stock by a United States office of a broker unless you certify, under penalties of perjury, that you are not a U.S. holder or otherwise establish an exemption. Information reporting (but not backup withholding) generally will also apply to payments of the proceeds of sales of the class B common stock by foreign offices of United States brokers, or foreign brokers with some types of relationships with the United States, unless the broker has documentary evidence in its records that you are not a U.S. holder and some other conditions are met, or you otherwise establish an exemption.

   The IRS has issued Treasury regulations generally effective for payments made after December 31, 2000 that will affect the procedures to be followed by you in establishing that you are not a U.S. holder for purposes of the backup withholding and information reporting requirements. Among other things, if you are not currently required to furnish certification of foreign status, you may be required to furnish certification of foreign status in the future. You should consult your tax advisor concerning the effect of this regulation on an investment in the class B common stock.

   Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you can be refunded or credited against your United States federal income tax liability, if any, if the required information is furnished to the IRS.

Estate Tax

   Class B common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of his or her death will be includible in the individual's gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise) and therefore may be subject to United States federal estate tax.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the U.S. underwriters named below, for whom Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation, Salomon Smith Barney Inc. and Warburg Dillon Read LLC are acting as U.S. representatives, and the international underwriters named below, for whom Morgan Stanley & Co. International Limited, Goldman Sachs International, Merrill Lynch International, Credit Suisse First Boston (Europe) Limited, Salomon Brothers International Limited and UBS AG, acting through its division Warburg Dillon Read, are acting as international representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

                                                                      Number of
Name                                                                    Shares
----                                                                  ----------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated.................................. 13,449,562
  Goldman, Sachs & Co. .............................................. 13,449,561
  Merrill Lynch, Pierce, Fenner & Smith
       Incorporated.................................................. 13,449,561
  Credit Suisse First Boston Corporation.............................  6,723,772
  Salomon Smith Barney Inc. .........................................  6,723,772
  Warburg Dillon Read LLC............................................  6,723,772
  ABN Amro Incorporated..............................................  1,000,000
  Banc of America Securities LLC.....................................  1,000,000
  BancBoston Robertson Stephens Inc. ................................  1,000,000
  Bear, Stearns & Co. Inc. ..........................................  1,000,000
  Sanford C. Bernstein & Co., Inc. ..................................    500,000
  Blaylock & Partners, L.P. .........................................  1,000,000
  J.C. Bradford & Co. ...............................................    500,000
  Chatsworth Securities LLC..........................................    500,000
  Deutsche Bank Securities Inc. .....................................  1,000,000
  Donaldson, Lufkin & Jenrette Securities Corporation................  1,000,000
  E* Offering Corp. .................................................    500,000
  A.G. Edwards & Sons, Inc. .........................................  1,000,000
  First Union Securities, Inc. ......................................  1,000,000
  Gruntal & Co., L.L.C. .............................................    500,000
  Guzman & Company...................................................    500,000
  J.J.B. Hilliard, W.L. Lyons, Inc. .................................    500,000
  ING Barings LLC....................................................  1,000,000
  Jackson Securities Incorporated....................................    500,000
  Edward D. Jones & Co., L.P. .......................................  1,000,000
  Lazard Freres & Co. LLC............................................  1,000,000
  Legg Mason Wood Walker, Incorporated...............................    500,000
  Lehman Brothers Inc. ..............................................  1,000,000
  Melvin Securities, L.L.C. .........................................    500,000
  J.P. Morgan Securities Inc. .......................................  1,000,000
  Morgan Keegan & Company, Inc. .....................................    500,000
  Nesbitt Burns Securities Inc. .....................................    500,000
  PaineWebber Incorporated...........................................  1,000,000
  Prudential Securities Incorporated.................................  1,000,000
  Ramirez & Co., Inc. ...............................................    500,000
  RBC Dominion Securities Inc. ......................................    500,000
  The Robinson-Humphrey Company, LLC.................................    500,000
  Charles Schwab & Co., Inc. ........................................    500,000

                                                                      Number of
Name                                                                   Shares
----                                                                 -----------
  Scott & Stringfellow, Inc. .......................................     500,000
  Muriel Siebert & Co., Inc. .......................................     500,000
  Tucker Anthony Cleary Gull........................................     500,000
  Utendahl Capital Partners, L.P. ..................................     500,000
  Wachovia Securities, Inc. ........................................     500,000
  The Williams Capital Group, L.P. .................................     500,000
                                                                     -----------
    Subtotal........................................................  87,520,000
                                                                     -----------
International Underwriters:
  Morgan Stanley & Co. International Limited........................   4,506,892
  Goldman Sachs International.......................................   4,506,892
  Merrill Lynch International.......................................   4,506,892
  Credit Suisse First Boston (Europe) Limited.......................   2,253,108
  Salomon Brothers International Limited............................   2,253,108
  UBS AG, acting through its division Warburg Dillon Read...........   2,253,108
  ABN AMRO Rothschild...............................................     200,000
  Banca D'Intermediazione Mobiliare IMI S.P.A.......................     200,000
  BBV Interactivos, S.A., S.V.B. ...................................     200,000
  Commerzbank Aktiengesellschaft....................................     200,000
  Credit Agricole Indosuez..........................................     200,000
  HSBC Investment Bank plc..........................................     200,000
  Kleinwort Benson Securities Limited...............................     200,000
  Tokyo Mitsubishi International plc................................     200,000
                                                                     -----------
    Subtotal........................................................  21,880,000
                                                                     -----------
      Total......................................................... 109,400,000
                                                                     ===========

   The U.S. underwriters and the international underwriters, and the U.S. representatives and the international representatives, are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of class B common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of class B common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of class B common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

   In the agreement between U.S. and international underwriters, sales may be made between U.S. underwriters and international underwriters of any number of shares as may be mutually agreed. The per share price of any shares sold by the underwriters will be the public offering price listed on the cover page of this prospectus, in United States dollars, less an amount not greater than the per share amount of the concession to dealers described below.

   The underwriters initially propose to offer part of the shares of class B common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $1.08 a share under the public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 a share to other underwriters or to certain dealers. After the initial offering of the shares of class B common stock, the offering price and other selling terms may from time to time be varied by the representatives.

   UPS has granted to the U.S. underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 10,940,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The U.S. underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of class B common stock offered by this prospectus. To the extent the option is exercised, each U.S. underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of class B common stock as the number listed next to the U.S. underwriter's name in the preceding table bears to the total number of shares of class B common stock listed next to the names of all U.S. underwriters in the preceding table. If the U.S. underwriters' option is exercised in full, the total price to the public would be $6,017,000,000, the total underwriting discounts and commissions would be $210,595,000 and total proceeds to UPS would be $5,806,405,000.

   The underwriters have informed UPS that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of class B common stock offered by them.

   Our class B common stock has been approved for listing on the New York Stock Exchange under the trading symbol "UPS," subject to official notice of issuance. The underwriters intend to sell shares of the class B common stock to a minimum of 2,000 beneficial owners in lots of 100 or more shares so as to meet the distribution requirements of this listing.

   UPS has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of class B common stock or any securities convertible into or exercisable or exchangeable for class B common stock; or

  . enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the class B common stock,

whether any transaction described above is to be settled by delivery of class B common stock or such other securities, in cash or otherwise.

   The restrictions described in the immediately preceding paragraph do not apply to:

  .  the sale of shares to the underwriters;

  . the issuance by UPS of shares of common stock or securities convertible into or exercisable or exchangeable for common stock for the benefit of UPS directors, officers and employees under any UPS bonus, option, incentive, employee stock purchase or other compensatory plans; provided that, if any shares of class B common stock are issued prior to 180 days after the date of this offering, the recipient of those shares must agree in writing to be bound by the terms of the immediately preceding paragraph as if that recipient were UPS; or

  . shares of common stock issued as consideration for any acquisition (including, without limitation, by way of merger or consolidation) by UPS or any of its subsidiaries.

   In addition, all shares of class A common stock are subject to restrictions on transfer for a period varying from 6 months to 18 months following the date of this prospectus. During the relevant period, each share of class A common stock may not be sold or transferred to anyone other than a "permitted transferee." Shareowners also are prohibited from buying a put option, selling a call option or entering into any other insurance or hedging transaction relating to their class A common stock during these restricted periods. See "The Merger and the Tender Offer."

   In order to facilitate the offering of the class B common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the class B common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the class B common stock for the underwriters' account. In addition, to cover any over-allotments or to stabilize the price of the class B common stock, the underwriters may bid for, and purchase, shares of class B common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the class B common stock in the offering, if the syndicate repurchases previously distributed class B common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the class B common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   From time to time, certain of the underwriters have provided, and continue to provide, investment banking services to UPS. Victor A. Pelson, a Senior Advisor to Warburg Dillon Read, is a member of the Board of Directors of UPS.

   The underwriters have agreed to reimburse UPS for certain of its costs and expenses relating to the merger and this offering.

   UPS and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Pricing of the Offering

   Prior to this offering, there has been no public market for the class B common stock. The initial public offering price has been determined by negotiations between UPS and the U.S. representatives. Among the factors considered in determining the initial public offering price were the future prospects of UPS and its industry in general, sales, earnings and certain other financial and operating information of UPS in recent periods, and the price-earnings ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of UPS.

                                 LEGAL MATTERS

   The validity of the shares of our class B common stock offered by this prospectus will be passed upon for us by Gibson, Dunn & Crutcher LLP. Certain legal matters relating to this offering will be passed upon for us by our special counsel, Morris, Manning & Martin LLP. Certain legal matters relating to this offering will be passed upon for the underwriters by Davis Polk & Wardwell.

                                    EXPERTS

   The financial statements of United Parcel Service of America, Inc. as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

   The balance sheet of United Parcel Service, Inc. as of July 19, 1999 included in this prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                 WHERE YOU CAN FIND MORE INFORMATION ABOUT UPS

   Old UPS files, and after the offering we will file, annual, quarterly and special reports, proxy statements and other information with the SEC. Old UPS's SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may read and copy any filed document at the SEC's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the SEC's regional offices in New York at 7 World Trade Center, 13th Floor, New York, NY 10048, and in Chicago at Suite 1400, Northwestern Atrium Center, 14th Floor, 500 W. Madison Street, Chicago, IL 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

   We have filed a registration statement on Form S-1 with the SEC. This prospectus is part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. We have also filed a registration statement on Form S-4 relating to the proposed merger of Old UPS with its wholly owned subsidiary, UPS Merger Subsidiary, Inc.

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                         Number
                                                                         ------
Audited Consolidated Financial Statements
  Independent Auditors' Report..........................................   F-2
  Consolidated Balance Sheets as of December 31, 1997 and 1998..........   F-3
  Statements of Consolidated Income for the Years Ended December 31,
   1996, 1997 and 1998..................................................   F-4
  Statements of Consolidated Shareowners' Equity for the Years Ended
   December 31, 1996, 1997 and 1998.....................................   F-5
  Statements of Consolidated Cash Flows for the Years Ended December 31,
   1996, 1997 and 1998..................................................   F-6
  Notes to Audited Consolidated Financial Statements....................   F-7

Unaudited Consolidated Financial Statements
  Consolidated Balance Sheets as of December 31, 1998 and September 30,
   1999.................................................................  F-22
  Statements of Consolidated Income for the Nine Months Ended September
   30, 1998
   and 1999.............................................................  F-23
  Statement of Consolidated Shareowners' Equity for the Nine Months
   Ended September 30, 1999.............................................  F-24
  Statements of Consolidated Cash Flows for the Nine Months Ended
   September 30, 1998
   and 1999.............................................................  F-25
  Notes to Unaudited Consolidated Financial Statements..................  F-26

                          UNITED PARCEL SERVICE, INC.

                          INDEX TO FINANCIAL STATEMENT

Audited Financial Statement
  Independent Auditors' Report..........................................  F-30
  Balance Sheet as of July 19, 1999.....................................  F-31
  Notes to Balance Sheet................................................  F-31

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

                         INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareowners
United Parcel Service of America, Inc.
Atlanta, Georgia

   We have audited the accompanying consolidated balance sheets of United Parcel Service of America, Inc., and its subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income, shareowners' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of United Parcel Service of America, Inc., and its subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
February 8, 1999 (August 16, 1999 as to Note 4)

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                           December 31, 1997 and 1998
                (In millions except share and per share amounts)

                                                               December 31,
                                                              ----------------
                                                               1997     1998
                                                              -------  -------
                           ASSETS
Current Assets:
  Cash and cash equivalents.................................. $   460  $ 1,240
  Marketable securities......................................      --      389
  Accounts receivable........................................   2,405    2,713
  Prepaid employee benefit costs.............................     669      703
  Materials, supplies and other prepaid expenses.............     417      380
  Common stock held for stock plans..........................     526       --
                                                              -------  -------
    Total Current Assets.....................................   4,477    5,425
                                                              -------  -------
Property, Plant and Equipment:
  Vehicles...................................................   3,519    3,482
  Aircraft (including aircraft under capitalized leases).....   6,771    7,739
  Land.......................................................     654      651
  Buildings..................................................   1,433    1,478
  Leasehold improvements.....................................   1,734    1,803
  Plant equipment............................................   4,063    4,144
  Construction-in-progress...................................     328      257
                                                              -------  -------
                                                               18,502   19,554
  Less accumulated depreciation and amortization.............   7,495    8,170
                                                              -------  -------
                                                               11,007   11,384
Other Assets.................................................     428      258
                                                              -------  -------
                                                              $15,912  $17,067
                                                              =======  =======
             LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities:
  Accounts payable........................................... $ 1,207  $ 1,322
  Accrued wages and withholdings.............................   1,194    1,092
  Dividends payable..........................................     191      247
  Deferred income taxes......................................     140      114
  Current maturities of long-term debt.......................      41      410
  Other current liabilities..................................     625      532
                                                              -------  -------
    Total Current Liabilities................................   3,398    3,717
                                                              -------  -------
Long-Term Debt (including capitalized lease obligations).....   2,583    2,191
                                                              -------  -------
Accumulated Postretirement Benefit Obligation, Net...........     911      969
                                                              -------  -------
Deferred Taxes, Credits and Other Liabilities................   2,933    3,017
                                                              -------  -------
Shareowners' Equity:
  Preferred stock, no par value, authorized 200,000,000
   shares, none issued.......................................      --       --
  Common stock, par value $.10 per share, authorized
   900,000,000 shares, issued 562,000,000 and 559,000,000 in
   1997 and 1998.............................................      56       56
  Additional paid-in capital.................................      --      325
  Retained earnings..........................................   6,112    7,280
  Cumulative foreign currency adjustments....................     (81)     (62)
  Unrealized loss on marketable securities...................      --       (1)
                                                              -------  -------
                                                                6,087    7,598
                                                              -------  -------
  Treasury stock, at cost (11,605,952 shares)................      --     (425)
                                                              -------  -------
                                                                6,087    7,173
                                                              -------  -------
                                                              $15,912  $17,067
                                                              =======  =======

            See notes to audited consolidated financial statements.

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES
                       STATEMENTS OF CONSOLIDATED INCOME

                  Years Ended December 31, 1996, 1997 and 1998
                     (In millions except per share amounts)

                                                      Year Ended December 31,
                                                      -------------------------
                                                       1996     1997     1998
                                                      -------  -------  -------
Revenue.............................................. $22,368  $22,458  $24,788
                                                      -------  -------  -------
Operating Expenses:
  Compensation and benefits..........................  13,326   13,289   14,346
  Other..............................................   7,013    7,471    7,352
                                                      -------  -------  -------
                                                       20,339   20,760   21,698
                                                      -------  -------  -------
  Operating Profit...................................   2,029    1,698    3,090
                                                      -------  -------  -------
Other Income and (Expense):
  Investment income..................................      39       70       84
  Interest expense...................................     (95)    (187)    (227)
  Miscellaneous, net.................................     (63)     (28)     (45)
                                                      -------  -------  -------
                                                         (119)    (145)    (188)
                                                      -------  -------  -------
Income Before Income Taxes...........................   1,910    1,553    2,902
Income Taxes.........................................     764      644    1,161
                                                      -------  -------  -------
  Net Income......................................... $ 1,146  $   909  $ 1,741
                                                      =======  =======  =======
  Basic Earnings Per Share........................... $  2.06  $  1.65  $  3.18
                                                      =======  =======  =======
  Diluted Earnings Per Share......................... $  2.03  $  1.63  $  3.14
                                                      =======  =======  =======
  Pro forma (Unaudited--Note 3):
    Basic Earnings Per Share......................... $  1.03  $  0.82  $  1.59
                                                      =======  =======  =======
    Diluted Earnings Per Share....................... $  1.01  $  0.81  $  1.57
                                                      =======  =======  =======



            See notes to audited consolidated financial statements.

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

                 STATEMENTS OF CONSOLIDATED SHAREOWNERS' EQUITY

                  Years Ended December 31, 1996, 1997 and 1998
                     (In millions except per share amounts)

                                                            Cumulative  Unrealized
                          Common Stock  Additional            Foreign    Loss on   Treasury    Total
                          -------------  Paid-In   Retained  Currency   Marketable  Stock   Shareowners'
                          Shares Amount  Capital   Earnings Adjustments Securities at Cost     Equity
                          ------ ------ ---------- -------- ----------- ---------- -------- ------------
Balance, January 1,
 1996...................   570    $57      $ 76     $4,961     $ 57        $--      $  --      $5,151
 Comprehensive income:
 Net income.............    --     --        --      1,146       --         --         --       1,146
 Foreign currency
  adjustments...........    --     --        --         --      (36)        --         --         (36)
                                                                                               ------
 Comprehensive income...                                                                        1,110
                                                                                               ------
 Dividends ($.68 per
  share)................    --     --        --       (379)      --         --         --        (379)
 Gain on issuance of
  common stock held for
  stock plans...........    --     --        33         --       --         --         --          33
 Exercise of stock
  options...............    --     --       (14)        --       --         --         --         (14)
                           ---    ---      ----     ------     ----        ---      -----      ------
Balance, December 31,
 1996...................   570     57        95      5,728       21         --         --       5,901
 Comprehensive income:
 Net income.............    --     --        --        909       --         --         --         909
 Foreign currency
  adjustments...........    --     --        --         --     (102)        --         --        (102)
                                                                                               ------
 Comprehensive income...                                                                          807
                                                                                               ------
 Dividends ($.70 per
  share)................    --     --        --       (385)      --         --         --        (385)
 Gain on issuance of
  common stock held for
  stock plans...........    --     --        27         --       --         --         --          27
 Exercise of stock
  options...............    --     --       (26)        --       --         --         --         (26)
 Constructive retirement
  of common stock.......    (8)    (1)      (96)      (140)      --         --         --        (237)
                           ---    ---      ----     ------     ----        ---      -----      ------
Balance, December 31,
 1997...................   562     56        --      6,112      (81)        --         --       6,087
 Comprehensive income:
 Net income.............    --     --        --      1,741       --         --         --       1,741
 Foreign currency
  adjustments...........    --     --        --         --       19         --         --          19
 Unrealized loss on
  marketable
  securities............    --     --        --         --       --         (1)        --          (1)
                                                                                               ------
 Comprehensive income...                                                                        1,759
                                                                                               ------
 Dividends ($.85 per
  share)................    --     --        --       (466)      --         --         --        (466)
 Gain on issuance of
  common stock held for
  stock plans...........    --     --        70         --       --         --         --          70
 Exercise of stock
  options...............    --     --        (8)       (17)      --         --         --         (25)
 Retirement of common
  stock.................    (3)    --        --        (90)      --         --         --         (90)
 Reclassification of
  common stock held for
  stock plans...........    --     --        --         --       --         --       (425)       (425)
 Managers Incentive Plan
  award to be
  distributed in common
  stock.................    --     --       263         --       --         --         --         263
                           ---    ---      ----     ------     ----        ---      -----      ------
Balance, December 31,
 1998...................   559    $56      $325     $7,280     $(62)       $(1)     $(425)     $7,173
                           ===    ===      ====     ======     ====        ===      =====      ======

            See notes to audited consolidated financial statements.

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                  Years Ended December 31, 1996, 1997 and 1998
                                 (In millions)

                                                     Year Ended December 31,
                                                     -------------------------
                                                      1996     1997     1998
                                                     -------  -------  -------
Cash flows from operating activities:
 Net income......................................... $ 1,146  $   909  $ 1,741
 Adjustments to reconcile net income to net cash
  from operating activities:
  Depreciation and amortization.....................     964    1,063    1,112
  Postretirement benefits...........................      78       70       58
  Deferred taxes, credits and other.................     479      406       23
  Changes in assets and liabilities:
   Accounts receivable..............................    (416)     (64)    (308)
   Prepaid employee benefit costs...................    (116)    (268)     (34)
   Materials, supplies and other prepaid expenses...    (196)     164       37
   Accounts payable.................................      18       52      115
   Accrued wages and withholdings...................      74       (7)     161
   Dividends payable................................      16       (3)      56
   Other current liabilities........................       4      184      (93)
                                                     -------  -------  -------
    Net cash from operating activities..............   2,051    2,506    2,868
                                                     -------  -------  -------
Cash flows from investing activities:
 Capital expenditures...............................  (2,333)  (1,984)  (1,645)
 Disposals of property, plant and equipment.........     127      111      216
 Purchases of marketable securities.................      --       --     (390)
 Other asset receipts (payments)....................     (60)      46      164
                                                     -------  -------  -------
    Net cash (used in) investing activities.........  (2,266)  (1,827)  (1,655)
                                                     -------  -------  -------
Cash flows from financing activities:
 Proceeds from borrowings...........................   1,345    2,097      287
 Repayments of borrowings...........................    (484)  (2,065)    (310)
 Purchases of common stock..........................    (650)    (719)    (774)
 Issuances of common stock pursuant to stock awards
  and employee stock purchase plans.................     532      487      785
 Dividends..........................................    (379)    (385)    (466)
 Other transactions.................................      19        1       45
                                                     -------  -------  -------
    Net cash from (used in) financing activities....     383     (584)    (433)
                                                     -------  -------  -------
Effect of exchange rate changes on cash.............      13      (27)      --
                                                     -------  -------  -------
Net increase in cash and cash equivalents...........     181       68      780
Cash and cash equivalents:
 Beginning of year..................................     211      392      460
                                                     -------  -------  -------
 End of year........................................ $   392  $   460  $ 1,240
                                                     =======  =======  =======
Cash paid during the period for:
 Interest, net of amount capitalized................ $    50  $   130  $   298
                                                     =======  =======  =======
 Income taxes....................................... $   484  $   319  $ 1,181
                                                     =======  =======  =======

            See notes to audited consolidated financial statements.

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

              NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF ACCOUNTING POLICIES

   Basis of Financial Statements and Business Activities

   The accompanying consolidated financial statements include the accounts of United Parcel Service of America, Inc., and all of its subsidiaries (collectively "UPS" or the "Company"). All material intercompany balances and transactions have been eliminated.

   UPS concentrates its operations in the field of transportation services, primarily domestic and international letter and package delivery. Revenue is recognized upon delivery of a letter or package.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   As of December 31, 1998, the Company had approximately 202,000 employees (62% of total employees) employed under collective bargaining agreements with various locals of the International Brotherhood of Teamsters. These agreements expire on July 31, 2002. In addition, the majority of the Company's pilots are employed under a collective bargaining agreement with the Independent Pilots Association ("IPA"), which becomes amendable January 1, 2004.

   Cash and Cash Equivalents

   Cash and cash equivalents consist of highly liquid investments (including investments in debt and auction rate securities of $207 and $936 million at December 31, 1997 and 1998, respectively with maturities or auction dates of 90 days or less when purchased) that are readily convertible into cash. The carrying amount approximates fair value because of the short-term maturity of these instruments.

   Marketable Securities

   Marketable securities are classified as available-for-sale and are carried at fair value, with related unrealized gains and losses reported as other comprehensive income and as a separate component of shareowners' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income, along with interest and dividends. The cost of securities sold is based on the specific identification method; realized gains and losses resulting from such sales are included in investment income.

   Common Stock Held for Stock Plans

   Prior to December 31, 1998, UPS accounted for its common stock held for awards and distributions under various UPS stock and benefit plans as a current asset. Common stock held in excess of current requirements was constructively retired and accounted for as a reduction in Shareowners' Equity.

   As a result of a change in position by the Securities and Exchange Commission ("SEC") as well as a change by the Financial Accounting Standards Board ("FASB"), UPS has reclassified its Common Stock Held for Stock Plans from current assets to Treasury Stock, a separate component of Shareowners' Equity. In 1998, 3 million shares in excess of current requirements were retired and 18 million shares previously constructively retired were also retired.

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

   Property, Plant and Equipment

   Property, plant and equipment are carried at cost. Depreciation (including amortization) is provided by the straight-line method over the estimated useful lives of the assets, which are as follows: Vehicles--9 years; Aircraft--12 to 20 years; Buildings--20 to 40 years; Leasehold Improvements-- lives of leases; Plant Equipment--5 to 8- 1/3 years.

   The costs of major airframe and engine overhauls, as well as other routine maintenance and repairs, are charged to expense as incurred.

   Costs in Excess of Net Assets Acquired

   Costs of purchased businesses in excess of net assets acquired are amortized over a 10-year period using the straight-line method.

   Income Taxes

   Income taxes are accounted for under FASB Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). FAS 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, FAS 109 generally considers all expected future events other than proposed changes in the tax law or rates.

   Capitalized Interest

   Interest incurred during the construction period of certain property, plant and equipment is capitalized until the underlying assets are placed in service, at which time amortization of the capitalized interest begins, straight-line, over the estimated useful lives of the related assets. Capitalized interest was $53, $43 and $27 million for 1996, 1997 and 1998, respectively.

   Derivative Instruments

   UPS has entered into interest rate swap agreements, cross-currency interest rate swap agreements and forward currency contracts. All of these agreements relate to the Company's long-term debt and are specifically matched to the underlying cash flows. They have been entered into for the purposes of reducing UPS's borrowing costs and to protect UPS against adverse changes in foreign currency exchange rates. Any periodic settlement payments are accrued monthly, as either a charge or credit to expense, and are not material to net income. Based on estimates provided by third party investment bankers, the Company has determined that the fair value of these agreements is not material to its financial statements.

   The Company also purchases options to reduce the impact of changes in foreign currency rates on its foreign currency purchases and purchases options and forward contracts to moderate the impact of price increases in the cost of crude oil on fuel expense. The forward contracts and options are adjusted to fair value at period end based on market quotes and are not material to the Company's financial statements.

   The Company does not utilize derivatives for trading or other speculative purposes. UPS is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. However, UPS does not anticipate nonperformance by the counterparties. UPS is exposed to market risk based upon changes in interest rates, foreign currency exchange rates and fuel prices.

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

   Stock Option Plans

   UPS has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations in accounting for its employee stock options. Under APB 25, compensation expense is generally not recognized when both the exercise price is the same as the market price and the number of shares to be issued is set on the date the employee stock option is granted. Since UPS employee stock options are granted on this basis, the Company does not recognize compensation expense for grants under its plans.

   Segment Information

   Effective January 1, 1998, the Company adopted FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("FAS 131"), which changes the method used by the Company to report information about its operating segments. Information for 1997 and 1996 has been restated in order to conform to the 1998 presentation. FAS 131 establishes standards to be used by enterprises to identify and report information about operating segments and for related disclosures about products and services, geographic areas and major customers. The adoption of FAS 131 did not affect results of operations or financial position, but did affect the disclosure of segment information contained in Note 10.

   Changes in Presentation

   Certain prior year amounts have been reclassified to conform to the current year presentation.

2. LONG-TERM DEBT AND COMMITMENTS

   Long-term debt, as of December 31, consists of the following (in millions):

                                                                 1997    1998
                                                                ------  ------
   8 3/8% debentures, due April 1, 2020(i)....................  $  700  $  424
   8 3/8% debentures, due April 1, 2030(i)....................      --     276
   Commercial paper(ii).......................................      98     112
   Industrial development bonds, Philadelphia Airport
    facilities, due December 1, 2015(iii).....................     100     100
   Capitalized lease obligations(iv)..........................     633     598
   5.5% Eurobond notes, due January 4, 1999...................     201     200
   3.25% 200 million Swiss Franc notes, due October 22, 1999..     166     166
   6.875% 100 million Pound Sterling notes, due February 25,
    2000......................................................     166     166
   6.625% EuroNotes, due April 25, 2001.......................     200     200
   6.25% EuroNotes, due July 7, 2000..........................     298     301
   Installment notes, mortgages and bonds at various rates
    from 6.0% to 8.6%.........................................      62      58
                                                                ------  ------
                                                                 2,624   2,601
   Less current maturities....................................     (41)   (410)
                                                                ------  ------
                                                                $2,583  $2,191
                                                                ======  ======

--------
(i) On January 22, 1998, the Company exchanged $276 million of the original $700 million debentures for new debentures of equal principal with a maturity of April 1, 2030. The new debentures have the same interest rate as the 8 3/8% debentures due 2020 until April 1, 2020, and, thereafter, the interest rate will be 7.62% for the final 10 years. The new 2030 debentures are redeemable in whole or in part at the option of the Company at any time. The redemption price is equal to the greater of 100% of the principal amount and accrued interest or the sum of the present values of the remaining scheduled payouts of principal and interest

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES thereon discounted to the date of redemption at a benchmark treasury yield plus five basis points plus accrued interest. The remaining $424 million of 2020 debentures are not subject to redemption prior to maturity. Interest is payable semiannually on the first of April and October for both debentures and neither debenture is subject to sinking fund requirements.
(ii) The weighted average interest rate on the commercial paper outstanding as of December 31, 1997 and 1998, was 5.7% and 5.1%, respectively. The commercial paper has been classified as long-term debt in accordance with the Company's intention and ability to refinance such obligations on a long-term basis under its revolving credit facilities. However, the amount of commercial paper outstanding in 1999 is expected to fluctuate. UPS is authorized to borrow up to $2.0 billion under this program as of December 31, 1998.
(iii) The industrial development bonds bear interest at either a daily, variable or fixed rate. The average interest rates for 1997 and 1998 were 3.5% and 3.3%, respectively.
(iv) UPS has capitalized lease obligations for certain aircraft which are included in Property, Plant and Equipment at December 31 as follows (in millions):

                                                                     1997  1998
                                                                     ----  ----
   Aircraft......................................................... $614  $614
   Accumulated amortization.........................................  (16)  (38)
                                                                     ----  ----
                                                                     $598  $576
                                                                     ====  ====

   The aggregate annual principal payments for the next five years, excluding commercial paper and capitalized leases, are (in millions): 1999--$371; 2000-- $471; 2001--$203; 2002--$2; and 2003--$2.

   Based on the borrowing rates currently available to the Company for long-term debt with similar terms and maturities, the fair value of long-term debt, including current maturities, is approximately $2.8 billion as of December 31, 1997 and 1998.

   UPS leases certain aircraft, facilities, equipment and vehicles under operating leases which expire at various dates through 2034. Total aggregate minimum lease payments under capitalized leases and under operating leases are as follows (in millions):

                                                          Capitalized Operating
   Year                                                     Leases     Leases
   ----                                                   ----------- ---------
   1999..................................................    $  67     $  211
   2000..................................................       67        146
   2001..................................................       67        115
   2002..................................................       67         94
   2003..................................................       67         77
   After 2003............................................      526        477
                                                             -----     ------
   Total minimum lease payments..........................      861     $1,120
                                                                       ======
   Less imputed interest.................................     (263)
                                                             -----
   Present value of minimum capitalized lease payments...      598
   Less current portion..................................      (39)
                                                             -----
   Long-term capitalized lease obligations...............    $ 559
                                                             =====

   As of December 31, 1998, UPS has outstanding letters of credit totaling approximately $1.2 billion issued in connection with routine business requirements.

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

   As of December 31, 1998, UPS has commitments outstanding for capital expenditures under purchase orders and contracts of approximately $2.6 billion, with the following amounts expected to be spent during the next five years (in millions): 1999--$649; 2000--$295; 2001--$436; 2002--$383; and
2003--$393.

   UPS maintains two credit agreements with a consortium of banks which provide revolving credit facilities of $1.25 billion each, with one expiring April 29, 1999, and the other April 30, 2003. At December 31, 1998, there were no outstanding borrowings under these facilities.

   UPS also maintains a European medium-term note program with a borrowing capacity of $1.0 billion. Under this program, UPS may, from time to time, issue notes denominated in a variety of currencies. There is currently $500 million available under this program.

   In January 1999, UPS filed a shelf registration with the SEC, under which UPS may issue debt in the U.S. marketplace of up to $2.0 billion. There is currently no debt issued under this shelf registration.

3. EARNINGS PER SHARE

   The following table sets forth the computation of basic and diluted earnings per share (in millions except per share amounts):

Historical

                                                            1996  1997   1998
                                                           ------ ----- ------
   Numerator:
     Numerator for basic and diluted earnings per share--
      net income.......................................... $1,146 $ 909 $1,741
                                                           ====== ===== ======
   Denominator:
     Weighted-average shares..............................    555   551    545
     Contingent shares--Managers Incentive Plan...........      2     1      2
                                                           ------ ----- ------
   Denominator for basic earnings per share...............    557   552    547
   Effect of dilutive securities:
     Additional contingent shares--Managers Incentive
      Plan................................................      4     4      4
     Stock option plans...................................      3     2      3
                                                           ------ ----- ------
   Denominator for diluted earnings per share.............    564   558    554
                                                           ====== ===== ======
   Basic earnings per share............................... $ 2.06 $1.65 $ 3.18
                                                           ====== ===== ======
   Diluted earnings per share............................. $ 2.03 $1.63 $ 3.14
                                                           ====== ===== ======

Pro forma (unaudited)

   On July 21, 1999, UPS filed S-1 and S-4 registration statements with the Securities Exchange Commission to begin the process of becoming a publicly traded company. The Company expects to merge with an indirect wholly owned subsidiary just prior to the completion of the public offering under the terms of a Merger Agreement dated September 22, 1999. In the merger, UPS will become a wholly owned subsidiary of a newly formed company, United Parcel Service, Inc. and each outstanding UPS common share will be exchanged for two shares of United Parcel Service, Inc. class A common stock. Pro forma earnings per share is calculated by dividing net income by the pro forma weighted average number of common shares outstanding after giving effect to the merger exchange ratio of 2-for-1.

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

4. LEGAL PROCEEDINGS

   On August 9, 1999 the U.S. Tax Court issued an opinion unfavorable to UPS regarding a Notice of Deficiency asserting that UPS is liable for additional tax for the 1983 and 1984 tax years. The Court held that UPS is liable for tax on income of Overseas Partners Ltd., a Bermuda company ("OPL"), which has reinsured excess value package insurance purchased by UPS customers beginning in 1984. The Court held that for the 1984 tax year UPS is liable for taxes of $31 million on income reported by OPL, penalties and penalty interest of $93 million and interest for a total after-tax exposure estimated at approximately $246 million.

   In addition, during the first quarter of 1999, the IRS issued two Notices of Deficiency asserting that UPS is liable for additional tax for the 1985 through 1987 tax years, and the 1988 through 1990 tax years. The primary assertions by the IRS relate to the reinsurance of excess value package insurance, the issue raised for the 1984 tax year. The IRS has based its assertions on the same theories included in the 1983-1984 Notice of Deficiency.

   UPS anticipates that the IRS will take similar positions for tax years subsequent to 1990. Based on the Tax Court opinion, management currently estimates that the Company's total after-tax exposure for the tax years 1984 through 1999 could be as high as $2.353 billion. UPS is in the process of analyzing its position in light of the Tax Court opinion and is evaluating its options, including appeal of the Tax Court decision, continuance of the litigation or negotiation of a settlement.

   In the second quarter 1999 financial statements, the Company recorded a tax assessment charge of $1.786 billion, which included an amount for related state tax liabilities. The charge included taxes of $915 million and interest of $871 million. This assessment resulted in a tax benefit of $344 million related to the interest component of the assessment. As a result, the net charge to net income for the tax assessment was $1.442 billion, increasing our total after-tax reserve at that time with respect to these matters to $1.672 billion.

   The Company determined the size of its reserve with respect to these matters in accordance with generally accepted accounting principles based on its estimate of its most likely liability. In making this determination, the Company concluded that it was more likely that it would be required to pay taxes on income reported by OPL and interest, but that it was not probable that it would be required to pay any penalties and penalty interest. If penalties and penalty interest ultimately are determined to be payable, the Company would have to record an additional charge of up to $681 million.

   The Company has implemented a new arrangement for providing excess value package insurance for its customers through UPS subsidiaries. This new arrangement will result in including in the Company's non-package operating segment the net operations of the excess value insurance program offered to its customers. This revised arrangement should eliminate for future periods the issues considered by the Tax Court in the Notices of Deficiency relating to OPL.

   The IRS has proposed adjustments, unrelated to the OPL matters discussed above, regarding the timing of deductions, the characterization of expenses as capital rather than ordinary and the Company's entitlement to the investment tax credit and the research tax credit in the 1985 through 1990 tax years. These proposed adjustments, if sustained, would result in $88 million in additional tax for the 1985 through 1987 tax years and $267 million in additional tax for the 1988 through 1990 tax years.

   Management believes that the Company's practice of expensing the items that the IRS alleges should have been capitalized is consistent with the practices of other industry participants. Management expects that the Company will prevail on substantially all of these issues. Should the IRS prevail, however, unpaid interest on these adjustments through 1999 could aggregate up to $396 million, after the benefit of related tax deductions. Since the majority of these adjustments propose to capitalize items for which depreciation deductions would be allowed in subsequent years, the effect would be to substantially reduce the net impact of these adjustments and

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES related interest. The IRS's proposed adjustments include penalties and penalty interest. Management believes that the possibility that such penalties and penalty interest will be sustained is remote. The IRS may take similar positions with respect to some of these issues for each of the years from 1991 through 1999. Management believes the eventual resolution of these issues will not result in a material adverse effect upon the Company's financial condition, results of operations or liquidity.

   UPS is a defendant in various employment-related lawsuits. In one of these actions, which alleges employment discrimination by UPS, class action status has been granted, and the United States Equal Employment Opportunity Commission has been granted the right to intervene. UPS is also a defendant in various other lawsuits that arose in the normal course of business. In management's opinion, none of these cases is expected to have a material effect upon our financial condition, results of operations or liquidity.

5. EMPLOYEE BENEFIT PLANS

   UPS maintains several defined benefit plans (the "Plans"). The Plans are noncontributory and include all employees who meet certain minimum age and years of service requirements, except those employees covered by certain multi-employer plans provided for under collective bargaining agreements.

   The Plans provide for retirement benefits based on either service credits or average compensation levels earned by employees prior to retirement. The Plans' assets consist primarily of publicly traded stocks and bonds and include approximately 13.3 million and 13.5 million shares of UPS common stock at December 31, 1997 and 1998, respectively. UPS's funding policy is consistent with relevant federal tax regulations. Accordingly, UPS contributes amounts deductible for federal income tax purposes.

   UPS sponsors postretirement medical plans that provide health care benefits to its retirees who meet certain eligibility requirements and who are not otherwise covered by multi-employer plans. Generally, this includes employees with at least 10 years of service who have reached age 55 and employees who are eligible for postretirement medical benefits from a Company-sponsored plan pursuant to collective bargaining. The Company has the right to modify or terminate certain of these plans. In many cases, these benefits have been provided to retirees on a noncontributory basis; however, in certain cases, employees are required to contribute towards the cost of the coverage.

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

   The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets, and a statement of funded status as of September 30, with certain amounts included in the balance sheet as of December 31 (in millions):

                                                            Postretirement
                                       Pension Benefits    Medical Benefits
                                       ------------------  ------------------
                                         1997      1998      1997      1998
                                       --------  --------  --------  --------
   Change in Benefit Obligation
     Net benefit obligation at
      beginning of year............... $  2,678  $  3,311  $  1,096  $  1,139
     Service cost.....................      108       147        41        39
     Interest cost....................      220       260        89        86
     Plan amendments..................       98        60       (29)      (24)
     Actuarial (gain) loss............      296       518       (17)       18
     Gross benefits paid..............      (89)      (93)      (41)      (46)
                                       --------  --------  --------  --------
   Net benefit obligation at end of
    year..............................    3,311     4,203     1,139     1,212
                                       --------  --------  --------  --------
   Change in Plan Assets
     Fair value of plan assets at
      October 1, 1997.................    2,768     3,856       237       291
     Actual return on plan assets.....      768        53        53         3
     Employer contributions...........      409       114        42        42
     Gross benefits paid..............      (89)      (93)      (41)      (46)
                                       --------  --------  --------  --------
   Fair value of plan assets at
    September 30, 1998................    3,856     3,930       291       290
                                       --------  --------  --------  --------
   Funded status at end of year.......      545      (273)     (848)     (922)
   Unrecognized net actuarial (gain)
    loss..............................     (495)      280       (65)      (24)
   Unrecognized prior service cost....      224       305         2       (23)
   Unrecognized net transition
    obligation........................       71        19        --        --
                                       --------  --------  --------  --------
   Net asset (liability) recorded at
    end of year....................... $    345  $    331  $   (911) $   (969)
                                       ========  ========  ========  ========

   Net periodic benefit cost for the years ended December 31 included the following components (in millions):

                                                             Postretirement
                                       Pension Benefits     Medical Benefits
                                       -------------------  -------------------
                                       1996   1997   1998   1996   1997   1998
                                       -----  -----  -----  -----  -----  -----
   Service cost....................... $ 109  $ 108  $ 147  $  37  $  41  $  39
   Interest cost......................   203    220    260     82     89     86
   Expected return on assets..........  (202)  (240)  (310)   (18)   (21)   (26)
   Amortization of:
     Transition obligation............     4      4      8     --     --     --
     Prior service cost...............    11     11     23      3      3      1
     Actuarial loss...................     2     --     --      1     --     --
                                       -----  -----  -----  -----  -----  -----
   Net periodic benefit cost.......... $ 127  $ 103  $ 128  $ 105  $ 112  $ 100
                                       =====  =====  =====  =====  =====  =====

   The significant assumptions used in the measurement of the Company's benefit obligations are as follows:

                                                             1996  1997  1998
                                                             ----  ----  ----
   Expected long-term rate of earnings on plan assets....... 9.5%  9.5%   9.5%
   Discount rate............................................ 8.0%  7.5%  6.75%
   Rate of increase in future compensation levels for pen-
    sion benefits........................................... 4.0%  4.0%   4.0%

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

   Future postretirement medical benefit costs were forecasted assuming an initial annual increase of 6.0% for pre-65 medical costs and an increase of 5.0% for post-65 medical costs, decreasing to 5.0% for pre-65 and 4.0% for post-65 by the year 2000 and with consistent annual increases at those ultimate levels thereafter.

   Assumed health care cost trends have a significant effect on the amounts reported for the health care plans. A one-percent change in assumed health care cost trend rates would have the following effects (in millions):

                                                      1% Increase 1% Decrease
                                                      ----------- -----------
   Effect on total of service and interest cost com-
    ponents..........................................     $10        $(10)
   Effect on post retirement benefit obligation......     $94        $(94)

   UPS also contributes to several multi-employer pension plans for which the above information is not determinable. Amounts charged to operations for pension contributions to these multi-employer plans were $652, $597 and $757 million during 1996, 1997 and 1998, respectively.

   UPS also contributes to several multi-employer health and welfare plans which cover both active and retired employees for which the above information is not determinable. Amounts charged to operations for contributions to multi-employer health and welfare plans were $441, $448 and $458 million during 1996, 1997 and 1998, respectively.

   UPS also sponsors a defined contribution plan for all employees not covered under collective bargaining agreements. Beginning January 1, 1998, the Company matched, in shares of UPS common stock, a portion of the participating employees' contributions. Matching contributions charged to expense were $49 million for 1998.

6. MANAGEMENT INCENTIVE PLANS

   UPS maintains the UPS Managers Incentive Plan. Persons earning the right to receive awards are determined annually by either the Officer Compensation Committee or the Salary Committee of the UPS Board of Directors. Awards consist primarily of UPS common stock and cash equivalent to the tax withholdings on such awards. The total of all such awards is limited to 15% of consolidated income before income taxes for the 12-month period ending each September 30, exclusive of gains and losses from the sale of real estate and stock of subsidiaries and the effect of certain other nonrecurring transactions or accounting changes. Amounts charged to operations were $324, $244 and $448 million during 1996, 1997 and 1998, respectively.

   As a result of the reclassification of Common Stock Held for Stock Plans discussed in Note 1, the Company recorded $263 million of the $448 million 1998 Managers Incentive Plan award, that was distributed in UPS common stock in February 1999, as Additional Paid-In Capital.

   UPS maintains fixed stock option plans under which options are granted to purchase shares of UPS common stock at the current price of UPS shares as determined by the Board of Directors on the date of option grant. UPS applies APB Opinion 25 and related Interpretations in accounting for these plans. Accordingly, no compensation expense has been recorded for the grant of stock options during 1996, 1997 or 1998. Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 ("FAS 123") and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. For purposes of pro forma disclosures, the estimated fair value of the options granted in 1996, 1997 and 1998 is amortized to expense over the vesting period of the options.

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

   The pro forma information is as follows (in millions except per share amounts):

                                                             1996  1997   1998
                                                            ------ ----- ------
   Net income................................ As reported.. $1,146 $ 909 $1,741
                                              Pro forma.... $1,143 $ 904 $1,734
   Basic earnings per share.................. As reported.. $ 2.06 $1.65 $ 3.18
                                              Pro forma.... $ 2.05 $1.64 $ 3.17
   Diluted earnings per share................ As reported.. $ 2.03 $1.63 $ 3.14
                                              Pro forma.... $ 2.03 $1.62 $ 3.13

   The weighted average fair value of options granted during 1996, 1997 and 1998 was $3.80, $5.24 and $3.60, respectively, using the minimum value method for nonpublic entities specified by FAS 123. The assumptions used, by year, are as follows:

                                                            1996   1997   1998
                                                            -----  -----  -----
   Semiannual dividend per share........................... $0.35  $0.35  $0.45
   Risk-free interest rate.................................  6.05%  6.73%  5.56%
   Expected life in years..................................     5      5      5

   Persons earning the right to receive stock options are determined each year by either the Officer Compensation Committee or the Salary Committee of the UPS Board of Directors. Options covering a total of 30 million common shares may be granted during the five-year period ending in 2001 under the UPS 1996 Stock Option Plan. Except in the case of death, disability or retirement, options are exercisable only during a limited period after the expiration of five years from the date of grant but are subject to earlier cancellation or exercise under certain conditions.

   Following is an analysis of options for shares of common stock issued and outstanding:

                                                                    Number of
                                                 Weighted Average     Shares
                                                  Exercise Price  (in thousands)
                                                 ---------------- --------------
   Outstanding at January 1, 1996...............      $19.16          19,333
   Exercised....................................      $15.25          (3,474)
   Granted......................................      $27.00           3,322
   Canceled.....................................      $21.64            (225)
                                                                      ------
   Outstanding at December 31, 1996.............      $21.21          18,956
   Exercised....................................      $16.50          (3,956)
   Granted......................................      $29.75           3,262
   Canceled.....................................      $22.72            (313)
                                                                      ------
   Outstanding at December 31, 1997.............      $23.77          17,949
   Exercised....................................      $18.75          (3,894)
   Granted......................................      $32.00           4,150
   Canceled.....................................      $24.75            (220)
                                                                      ------
   Outstanding at December 31, 1998.............      $26.74          17,985
                                                                      ======

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

   No options were exercisable at December 31, 1996, 1997 or 1998. The following table summarizes information about stock options outstanding at December 31, 1998:

               Number of             Weighted Average
                 Shares               Remaining Life                Weighted Average
             (in thousands)             (in years)                   Exercise Price
             --------------          ----------------               ----------------
                  3,823                    0.3                           $21.25
                  3,721                    1.3                           $23.75
                  3,154                    2.3                           $27.00
                  3,168                    3.3                           $29.75
                  4,119                    4.3                           $32.00
                 ------
                 17,985                    2.3                           $26.74
                 ======

7. INCOME TAXES

   The provision for income taxes for the years ended December 31 consists of the following (in millions):

                                                                1996 1997  1998
                                                                ---- ---- ------
   Current:
     Federal................................................... $333 $455 $  917
     State.....................................................   71   76    127
                                                                ---- ---- ------
       Total Current...........................................  404  531  1,044
                                                                ---- ---- ------
   Deferred:
     Federal...................................................  324  100    104
     State.....................................................   36   13     13
                                                                ---- ---- ------
       Total Deferred..........................................  360  113    117
                                                                ---- ---- ------
       Total................................................... $764 $644 $1,161
                                                                ==== ==== ======

   Income before income taxes includes losses of international subsidiaries of $160, $70 and $20 million for 1996, 1997 and 1998, respectively.

   A reconciliation of the statutory federal income tax rate to the effective income tax rate for the years ended December 31 consists of the following:

                                                               1996  1997  1998
                                                               ----  ----  ----
   Statutory federal income tax rate.......................... 35.0% 35.0% 35.0%
   State income taxes (net of federal benefit)................  3.8   3.7   3.1
   Other......................................................  1.2   2.8   1.9
                                                               ----  ----  ----
   Effective income tax rate.................................. 40.0% 41.5% 40.0%
                                                               ====  ====  ====

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

   Deferred tax liabilities and assets are comprised of the following at December 31 (in millions):

                                                                  1997    1998
                                                                 ------  ------
   Excess of tax over book depreciation......................... $1,727  $1,957
   Pension plans................................................    300     265
   Prepaid health and welfare...................................    131     124
   Leveraged leases.............................................     87      62
   Other........................................................    402     400
                                                                 ------  ------
   Gross deferred tax liabilities...............................  2,647   2,808
                                                                 ------  ------
   Other postretirement benefits................................    377     407
   Loss carryforwards (international)...........................    322     308
   Insurance reserves...........................................     74     104
   Other........................................................    229     229
                                                                 ------  ------
   Gross deferred tax assets....................................  1,002   1,048
   Deferred tax assets valuation allowance......................   (322)   (308)
                                                                 ------  ------
   Net deferred tax assets......................................    680     740
                                                                 ------  ------
   Net deferred tax liability................................... $1,967  $2,068
                                                                 ======  ======

   The valuation allowance decreased $43 million and $14 million during the years ended December 31, 1997 and 1998, respectively.

   UPS has international loss carryforwards of approximately $698 million as of December 31, 1998. Of this amount, $324 million expires in varying amounts through 2008. The remaining $374 million may be carried forward indefinitely. These international loss carryforwards have been fully reserved in the deferred tax assets valuation allowance due to the uncertainty resulting from a lack of previous international taxable income within certain international tax jurisdictions. In addition, a portion of these losses has been deducted on the U.S. tax return, which could affect the amount of any future benefit.

8. DEFERRED TAXES, CREDITS AND OTHER LIABILITIES

   Deferred taxes, credits and other liabilities, as of December 31, consist of the following (in millions):

                                                                   1997   1998
                                                                  ------ ------
   Deferred federal and state income taxes....................... $1,829 $1,954
   Insurance reserves............................................    606    704
   Other credits and noncurrent liabilities......................    498    359
                                                                  ------ ------
                                                                  $2,933 $3,017
                                                                  ====== ======

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

9. OTHER OPERATING EXPENSES

   The major components of other operating expenses for the years ended December 31 are as follows (in millions):

                                                            1996   1997   1998
                                                           ------ ------ ------
  Repairs and maintenance................................. $  823 $  804 $  864
  Depreciation and amortization...........................    964  1,063  1,112
  Purchased transportation................................  1,306  1,374  1,519
  Fuel....................................................    685    736    604
  Other occupancy.........................................    388    395    375
  Other expenses..........................................  2,847  3,099  2,878
                                                           ------ ------ ------
                                                           $7,013 $7,471 $7,352
                                                           ====== ====== ======

10. SEGMENT AND GEOGRAPHIC INFORMATION

   The Company is managed based on two primary segments of operation: package and non-package. Package operations represent the core business of the Company and are broken down into regional levels worldwide. Regional operations managers are responsible for both domestic and export operations within their geographic region with the exception of the U.S., which is further divided between U.S. domestic and U.S. export operations. International package operations include U.S. export operations as a separate geographic region. Non-package operations, which include the UPS Logistics Group, are distinct from package operations and are thus managed and reported separately. Based on the requirements of FAS 131, reportable segments include U.S. domestic package operations, international package operations and non-package operations.

   In evaluating financial performance, management focuses on operating profit as a segment's measure of profit or loss. Operating profit is before interest expense, interest income, other non-operating gains and losses and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of accounting policies (Note 1), with certain expenses allocated between the segments using activity-based costing methods.

   Segment information as of, and for the years ended December 31, is as follows (in millions):

                                                       1996     1997     1998
                                                      -------  -------  -------
   U.S. Domestic Package:
     Revenue......................................... $18,881  $18,868  $20,650
     Operating profit................................ $ 2,181  $ 1,654  $ 2,899
     Assets.......................................... $ 9,958  $10,985  $11,225
   International Package:
     Revenue......................................... $ 2,989  $ 2,934  $ 3,237
     Operating profit/(loss)......................... $  (281) $   (67) $    56
     Assets.......................................... $ 2,053  $ 2,051  $ 2,325
   Non-Package:
     Revenue......................................... $   498  $   656  $   901
     Operating profit................................ $   129  $   111  $   135
     Assets.......................................... $ 1,861  $ 1,858  $ 1,824
   Consolidated:
     Revenue......................................... $22,368  $22,458  $24,788
     Operating profit................................ $ 2,029  $ 1,698  $ 3,090
     Assets.......................................... $14,954  $15,912  $17,067

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

   Non-package operating profit included $129, $111 and $102 million for 1996, 1997 and 1998, respectively, of intersegment profit with a corresponding amount of operating expense included in the U.S. domestic package segment. Consolidated assets include $1.082, $1.018 and $1.693 billion for 1996, 1997 and 1998, respectively, which are not allocated to individual segments.

   Revenue by product type for the years ended December 31, is as follows (in millions):

                                                          1996    1997    1998
                                                         ------- ------- -------
   Letters and packages................................. $21,870 $21,802 $23,887
   Other................................................     498     656     901
                                                         ------- ------- -------
                                                         $22,368 $22,458 $24,788
                                                         ======= ======= =======

   Geographic information as of, and for the years ended December 31, is as follows (in millions):

                                                          1996    1997    1998
                                                         ------- ------- -------
   U.S.:
     Revenue............................................ $20,108 $20,238 $22,252
     Long-lived assets.................................. $ 9,376 $10,063 $ 9,832
   International:
     Revenue............................................ $ 2,260 $ 2,220 $ 2,536
     Long-lived assets.................................. $ 1,323 $ 1,372 $ 1,810
   Consolidated:
     Revenue............................................ $22,368 $22,458 $24,788
     Long-lived assets.................................. $10,699 $11,435 $11,642

   Revenue, for geographic disclosure, is based on the location in which service originates. Long-lived assets include property, plant and equipment, long-term investments and goodwill.

11. MARKETABLE SECURITIES

   The following is a summary of marketable securities at December 31, 1998 (in millions):

                                                  Gross      Gross
                                                Unrealized Unrealized Estimated
                                           Cost   Gains      Losses   Fair Value
                                           ---- ---------- ---------- ----------
   U.S. government securities............. $194    $ 2        $--        $196
   U.S. corporate securities..............  188      2         --         190
   Other debt securities..................    2     --         --           2
                                           ----    ---        ---        ----
     Total debt securities................  384      4         --         388
   Equity securities......................    6     --          5           1
                                           ----    ---        ---        ----
                                           $390    $ 4        $ 5        $389
                                           ====    ===        ===        ====

   The gross realized gains on sales of marketable securities totaled $6 million, and the gross realized losses totaled $1 million. The net adjustment to unrealized holding losses on marketable securities included in other comprehensive income, and as a separate component of shareowners' equity, totaled $1 million.

   The amortized cost and estimated fair value of marketable securities at December 31, 1998, by contractual maturity, are shown below (in millions). Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                                      Estimated
                                                                 Cost Fair Value
                                                                 ---- ----------
   Due in one year or less...................................... $ 44    $ 44
   Due after one year through three years.......................   66      67
   Due after three years through five years.....................  156     159
   Due after five years.........................................  118     118
                                                                 ----    ----
                                                                  384     388
   Equity securities............................................    6       1
                                                                 ----    ----
                                                                 $390    $389
                                                                 ====    ====

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

              December 31, 1998 and September 30, 1999 (unaudited)
                (In millions except share and per share amounts)

                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
                       ASSETS
Current Assets:
  Cash and cash equivalents.........................    $ 1,240       $ 1,955
  Marketable securities.............................        389           688
  Accounts receivable...............................      2,713         2,845
  Prepaid employee benefit costs....................        703           997
  Materials, supplies and other prepaid expenses....        380           434
                                                        -------       -------
    Total Current Assets............................      5,425         6,919
Property, Plant and Equipment (including aircraft
   under capitalized lease obligations)--at cost,
   net of accumulated depreciation and amortization
   of $8,170 in 1998 and $8,812 in 1999.............     11,384        11,567
Other Assets........................................        258           231
                                                        -------       -------
                                                        $17,067       $18,717
                                                        =======       =======
        LIABILITIES AND SHAREOWNERS' EQUITY
Current Liabilities:
  Commercial paper..................................    $    --       $ 1,477
  Accounts payable..................................      1,322         1,313
  Accrued wages and withholdings....................      1,092         1,333
  Dividends payable.................................        247            --
  Tax assessment....................................         --           621
  Deferred income taxes.............................        114            80
  Current maturities of long-term debt..............        410           678
  Other current liabilities.........................        532           596
                                                        -------       -------
    Total Current Liabilities.......................      3,717         6,098
Long-term Debt (including capitalized lease
 obligations).......................................      2,191         1,817
                                                        -------       -------
Accumulated Postretirement Benefit Obligation, Net..        969           987
                                                        -------       -------
Deferred Taxes, Credits and Other Liabilities.......      3,017         2,984
                                                        -------       -------
Shareowners' Equity:
  Preferred stock, no par value, authorized
   200,000,000 shares, none issued..................         --            --
  Common stock, par value $.10 per share, authorized
   900,000,000 shares, issued 559,000,000...........         56            56
  Additional paid-in capital........................        325           287
  Retained earnings.................................      7,280         7,191
  Accumulated other comprehensive loss..............        (63)         (134)
                                                        -------       -------
                                                          7,598         7,400
                                                        -------       -------
  Treasury stock, at cost (11,605,952 and 12,083,786
   shares in 1998 and 1999).........................       (425)         (569)
                                                        -------       -------
                                                          7,173         6,831
                                                        -------       -------
                                                        $17,067       $18,717
                                                        =======       =======

           See notes to unaudited consolidated financial statements.

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

                       STATEMENTS OF CONSOLIDATED INCOME

                 Nine Months Ended September 30, 1998 and 1999
                     (In millions except per share amounts)
                                  (unaudited)

                                                             Nine Months Ended
                                                               September 30,
                                                             ------------------
                                                               1998      1999
                                                             --------  --------
Revenue..................................................... $ 18,124  $ 19,606
                                                             --------  --------
Operating Expenses:
  Compensation and benefits.................................   10,587    11,226
  Other.....................................................    5,315     5,522
                                                             --------  --------
                                                               15,902    16,748
                                                             --------  --------
Operating Profit............................................    2,222     2,858
                                                             --------  --------
Other Income and (Expense):
  Investment income.........................................       56       115
  Interest expense..........................................     (169)     (170)
  Tax assessment............................................       --    (1,786)
  Miscellaneous, net........................................       (3)      (30)
                                                             --------  --------
                                                                 (116)   (1,871)
                                                             --------  --------
Income Before Income Taxes..................................    2,106       987
Income Taxes................................................      847       765
                                                             --------  --------
Net Income.................................................. $  1,259  $    222
                                                             ========  ========
Basic Earnings Per Share.................................... $   2.31  $   0.40
                                                             ========  ========
Diluted Earnings Per Share.................................. $   2.28  $   0.39
                                                             ========  ========
Pro forma (Note 3):
  Basic Earnings Per Share.................................. $   1.16  $   0.20
                                                             ========  ========
  Diluted Earnings Per Share................................ $   1.14  $   0.20
                                                             ========  ========


           See notes to unaudited consolidated financial statements.

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

                 STATEMENT OF CONSOLIDATED SHAREOWNERS' EQUITY
                      Nine Months Ended September 30, 1999
                     (In millions except per share amounts)
                                  (unaudited)

                                                             Accumulated  Treasury Stock,
                          Common Stock  Additional              Other         At Cost            Total
                          -------------  Paid-In   Retained Comprehensive ------------------  Shareowners'
                          Shares Amount  Capital   Earnings     Loss      Shares    Amount       Equity
                          ------ ------ ---------- -------- ------------- -------  ---------  ------------
Balance, January 1,
 1999...................   559    $56      $325     $7,280      $ (63)       (12)  $    (425)   $ 7,173
 Comprehensive income:
 Net income.............    --     --        --        222         --         --          --        222
 Foreign currency
  adjustments...........    --     --        --         --        (66)        --          --        (66)
 Unrealized loss on
  marketable
  securities............    --     --        --         --         (5)        --          --         (5)
                                                                                                -------
 Comprehensive income...                                                                        $   151
                                                                                                -------
 Dividends ($.55 per
share)..................    --     --        --       (311)        --         --          --       (311)
 Gain on issuance of
  treasury stock........    --     --         5         --         --         --          --          5
 Stock award plans......    --     --       (43)        --         --         10         419        376
 Treasury stock
  purchases.............    --     --        --         --         --        (26)     (1,196)    (1,196)
 Treasury stock
  issuances.............    --     --        --         --         --         16         633        633
                           ---    ---      ----     ------      -----      -----   ---------    -------
Balance, September 30,
 1999...................   559    $56      $287     $7,191      $(134)       (12)  $    (569)   $ 6,831
                           ===    ===      ====     ======      =====      =====   =========    =======


             See notes to unaudited consolidated financial statements.

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                 Nine Months Ended September 30, 1998 and 1999
                                 (In millions)
                                  (unaudited)

                                                                 Nine Months
                                                                    Ended
                                                                September 30,
                                                                --------------
                                                                 1998    1999
                                                                ------  ------
Cash flows from operating activities:
 Net income.................................................... $1,259  $  222
 Adjustments to reconcile net income to net cash from operating activities:
  Depreciation and amortization................................    836     865
  Postretirement benefits......................................     75      18
  Deferred taxes, credits, and other...........................     54     (79)
  Stock award plans............................................    218     304
  Changes in assets and liabilities:
   Accounts receivable.........................................    (38)   (132)
   Prepaid employee benefit costs..............................    150    (294)
   Materials, supplies and other prepaid expenses..............    (10)    (54)
   Accounts payable............................................     10      (9)
   Accrued wages and withholdings..............................     21     241
   Dividends payable...........................................   (191)   (247)
   Tax assessment..............................................     --     621
   Other current liabilities...................................    (30)     64
                                                                ------  ------
    Net cash from operating activities.........................  2,354   1,520
                                                                ------  ------
Cash flows from investing activities:
 Capital expenditures.......................................... (1,022) (1,080)
 Disposals of property, plant and equipment....................    160     140
 Purchases of marketable securities............................   (347) (2,089)
 Sales and maturities of marketable securities.................     --   1,785
 Construction funds in escrow..................................     --    (138)
 Other asset receipts..........................................     91      15
                                                                ------  ------
    Net cash (used in) investing activities.................... (1,118) (1,367)
                                                                ------  ------
Cash flows from financing activities:
 Proceeds from borrowings......................................    227   1,617
 Repayments of borrowings......................................   (237)   (246)
 Purchases of treasury stock...................................   (430) (1,196)
 Issuances of treasury stock pursuant to stock awards and
  employee stock purchase plans................................    306     740
 Dividends.....................................................   (219)   (311)
 Other transactions............................................     (3)    (30)
                                                                ------  ------
    Net cash from (used in) financing activities...............   (356)    574
                                                                ------  ------
Effect of exchange rate changes on cash........................     (8)    (12)
                                                                ------  ------
Net increase in cash and cash equivalents......................    872     715
Cash and cash equivalents:
 Beginning of period...........................................    460   1,240
                                                                ------  ------
 End of period................................................. $1,332  $1,955
                                                                ======  ======
Cash paid during the period for:
 Interest (net of amount capitalized).......................... $  228  $  927
                                                                ======  ======
 Income taxes.................................................. $  805  $  660
                                                                ======  ======

           See notes to unaudited consolidated financial statements.

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


   1. For interim consolidated financial statement purposes, we compute our tax provision on the basis of our estimated annual effective income tax rate, and provide for accruals under our various employee benefit plans for each three month period based on one quarter of the estimated annual expense.

   In March 1998, the Accounting Standards Executive Committee issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires that certain costs to develop or obtain computer software for internal use be capitalized. We adopted the new standard on January 1, 1999. Prior to adoption of SOP 98-1, we expensed all internal use software costs as incurred. The effect of adopting the SOP was to increase net income for the nine months ended September 30, 1999 by $62 million or $.11 per share on a basic and diluted basis.

   2. In our opinion, the accompanying interim, unaudited, consolidated financial statements contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position as of September 30, 1999, the results of operations for the nine months ended September 30, 1998 and 1999, and cash flows for the nine months ended September 30, 1998 and 1999.

   3. The following table sets forth the computation of basic and diluted earnings per share (in millions except per share amounts):

Historical

                                                                  Nine Months
                                                                     Ended
                                                                 September 30,
                                                                 --------------
                                                                  1998    1999
                                                                 ------- ------
Numerator:
  Numerator for basic and diluted earnings per share--net
   income....................................................... $ 1,259 $  222
                                                                 ======= ======
Denominator:
  Weighted-average shares--denominator for basic earnings per
   share........................................................     545    553
Effect of dilutive securities:
  Contingent shares--Managers Incentive Plan....................       5      6
  Stock option plans............................................       3      4
                                                                 ------- ------
Denominator for diluted earnings per share......................     553    563
                                                                 ======= ======
Basic earnings per share........................................ $  2.31 $ 0.40
                                                                 ======= ======
Diluted earnings per share...................................... $  2.28 $ 0.39
                                                                 ======= ======

Pro forma

   On July 21, 1999, we filed S-1 and S-4 registration statements with the Securities Exchange Commission to begin the process of becoming a publicly traded company. We expect to merge with an indirect wholly owned subsidiary just prior to the completion of the public offering under the terms of a Merger Agreement dated September 22, 1999. In the merger, we will become a wholly owned subsidiary of a newly formed company, United Parcel Service, Inc., and each of our outstanding common shares will be exchanged for two shares of United Parcel Service, Inc. class A common stock. Pro forma earnings per share is calculated by dividing net income by the pro forma weighted average number of common shares outstanding after giving effect to the merger exchange ratio of 2-for-1.

   4. On August 9, 1999 the U.S. Tax Court issued an opinion unfavorable to UPS regarding a Notice of Deficiency asserting that we are liable for additional tax for the 1983 and 1984 tax years. The Court held that we are liable for tax on income of Overseas Partners Ltd. ("OPL"), a Bermuda company, which has reinsured

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES excess value package insurance purchased by our customers beginning in 1984. The Court held that for the 1984 tax year we are liable for taxes of $31 million on income reported by OPL, penalties and penalty interest of $93 million and interest for a total after-tax exposure we estimate at approximately $246 million.

   In addition, during the first quarter of 1999, the IRS issued two Notices of Deficiency asserting that we are liable for additional tax for the 1985 through 1987 tax years, and the 1988 through 1990 tax years. The primary assertions by the IRS relate to the reinsurance of excess value package insurance, the issue raised for the 1984 tax year. The IRS has based its assertions on the same theories included in the 1983-1984 Notice of Deficiency.

   We anticipate that the IRS will take similar positions for tax years subsequent to 1990. Based on the Tax Court opinion, we currently estimate that our total after-tax exposure for the tax years 1984 through 1999 could be as high as $2.353 billion. We are in the process of analyzing our position in light of the Tax Court opinion and are evaluating our options, including appeal of the Tax Court decision, continuance of the litigation or negotiation of a settlement.

   In the second quarter 1999 financial statements, we recorded a tax assessment charge of $1.786 billion, which included an amount for related state tax liabilities. The charge included taxes of $915 million and interest of $871 million. This assessment resulted in a tax benefit of $344 million related to the interest component of the assessment. As a result, our net charge to net income for the tax assessment was $1.442 billion, increasing our total after-tax reserve at that time with respect to these matters to $1.672 billion. The tax benefit of deductible interest is included in income taxes; however, since none of the income on which this tax assessment is based is our income, we have not classified the tax charge as income taxes.

   We determined the size of our reserve with respect to these matters in accordance with generally accepted accounting principles based on our estimate of our most likely liability. In making this determination, we concluded that it was more likely that we would be required to pay taxes on income reported by OPL and interest, but that it was not probable that we would be required to pay any penalties and penalty interest. If penalties and penalty interest ultimately are determined to be payable, we would have to record an additional charge of up to $681 million.

   On August 31, 1999, we deposited $1.349 billion with the IRS related to these matters, without conceding the IRS's position or giving up our right to appeal the Tax Court's decision, in order to stop the accrual of interest on that amount of the IRS's claim. A portion of the funds used to make this deposit can be attributed to the $758 million increase in our commercial paper liability during the third quarter. We have sufficient cash, cash equivalents and marketable securities on hand to deposit with the IRS, if we choose to do so, the remaining amount necessary to satisfy our maximum estimated after-tax exposure for these tax matters, without affecting our ability to meet our foreseeable operating expenses and budgeted capital expenditures.

   We have implemented a new arrangement for providing excess value package insurance for our customers through UPS subsidiaries. This new arrangement will result in including in our non-package operating segment the net operations of the excess value package insurance program offered to our customers. This revised arrangement should eliminate for future periods the issues considered by the Tax Court in the Notices of Deficiency relating to OPL.

   The IRS has proposed adjustments, unrelated to the OPL matters discussed above, regarding the timing of deductions, the characterization of expenses as capital rather than ordinary and our entitlement to the investment tax credit and the research tax credit in the 1985 through 1990 tax years. These proposed adjustments, if sustained, would result in $88 million in additional tax for the 1985 through 1987 tax years and $267 million in additional tax for the 1988 through 1990 tax years.

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

   We believe that our practice of expensing the items that the IRS alleges should have been capitalized is consistent with the practices of other industry participants. We expect that we will prevail on substantially all of these issues. Should the IRS prevail, however, unpaid interest on these adjustments through 1999 could aggregate up to $396 million, after the benefit of related tax deductions. Since the majority of these adjustments propose to capitalize items for which depreciation deductions would be allowed in subsequent years, the effect would be to substantially reduce the net impact of these adjustments and related interest. The IRS's proposed adjustments include penalties and penalty interest. We believe that the possibility that such penalties and penalty interest will be sustained is remote. The IRS may take similar positions with respect to some of these issues for each of the years from 1991 through 1999. We believe the eventual resolution of these issues will not result in a material adverse effect on our financial condition, results of operations or liquidity.

   We are a defendant in various employment-related lawsuits. In one of these actions, which alleges employment discrimination by UPS, class action status has been granted, and the United States Equal Employment Opportunity Commission has been granted the right to intervene. We are also a defendant in various other lawsuits that arose in the normal course of business. In our opinion, none of these cases is expected to have a material effect upon our financial condition, results of operations or liquidity.

   On September 28, 1999, Linda Dee Starkman, a UPS shareholder, filed a purported class action complaint against us and each member of our board of directors. The action, which was filed in the Court of Chancery for the State of Delaware in and for New Castle County, sought to enjoin our shareholders' meeting on October 25, 1999 and to recover unspecified damages, attorneys' fees and experts' fees. The complaint alleged that the proposed transactions violate our certificate of incorporation and that our directors breached their fiduciary duties in approving and recommending the proposed transactions. On October 18, 1999, the Court denied Ms. Starkman's motion for a preliminary injunction. Ms. Starkman sought leave to take an interlocutory appeal of this decision. This leave was denied by both the Delaware Chancery Court and the Delaware Supreme Court. We do not expect that this action will have a material effect upon our financial condition, results of operations or liquidity.

   5. We report our operations in three segments: U.S. domestic package operations, international package operations and non-package operations. Package operations represent our core business and are divided into regional operations around the world. Regional operations managers are responsible for both domestic and export operations within their geographic region. International package operations include shipments wholly outside the U.S. as well as shipments with either origin or distribution outside the U.S. Non-package operations, including logistics, are distinct from package operations.

   Segment information for the nine months ended September 30, is as follows (in millions):

                                                                   Nine Months
                                                                      Ended
                                                                  September 30,
                                                                 ---------------
                                                                  1998    1999
                                                                 ------- -------
Revenue:
U.S. domestic package........................................... $15,129 $16,239
International package...........................................   2,342   2,562
Non-package.....................................................     653     805
                                                                 ------- -------
  Consolidated.................................................. $18,124 $19,606
                                                                 ======= =======
Operating profit:
U.S. domestic package........................................... $ 2,098 $ 2,522
International package...........................................      19     147
Non-package.....................................................     105      85
Corporate.......................................................      --     104
                                                                 ------- -------
  Consolidated.................................................. $ 2,222 $ 2,858
                                                                 ======= =======

            UNITED PARCEL SERVICE OF AMERICA, INC. AND SUBSIDIARIES

   Non-package operating profit included $84 and $85 million for the nine months ended September 30, 1998 and 1999, respectively, of intersegment profit with a corresponding amount of operating expense included in the U.S. domestic package segment. Consolidated operating profit for the nine months ended September 30, 1999 included $104 million of capitalized software costs that were not allocated to individual segments.

   6. The major components of other operating expenses for the nine months ended September 30, are as follows (in millions):

                                                              Nine Months Ended
                                                                September 30,
                                                              -----------------
                                                                1998     1999
                                                              -------- --------
   Repairs and maintenance................................... $    625 $    674
   Depreciation and amortization.............................      836      865
   Purchased transportation..................................    1,063    1,168
   Fuel......................................................      443      467
   Other occupancy...........................................      275      263
   Other expenses............................................    2,073    2,085
                                                              -------- --------
    Consolidated.............................................   $5,315   $5,522
                                                              ======== ========

   7. Certain prior period amounts have been reclassified to conform to the current period presentation.

                         INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareowner
United Parcel Service, Inc.
Atlanta, Georgia

   We have audited the accompanying balance sheet of United Parcel Service, Inc. as of July 19, 1999. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

   In our opinion, such balance sheet presents fairly, in all material respects, the financial position of United Parcel Service, Inc. at July 19, 1999 in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Atlanta, Georgia
July 20, 1999

                          UNITED PARCEL SERVICE, INC.

                                 BALANCE SHEET
                                 July 19, 1999

ASSETS--Cash.............................................................. $100
                                                                           ====
SHAREOWNER'S EQUITY--Common stock subscribed.............................. $100
                                                                           ====

                            NOTES TO BALANCE SHEET

   1. ORGANIZATION AND PURPOSE--United Parcel Service, Inc. (the "Company") was incorporated in Delaware on July 15, 1999 to become a wholly-owned subsidiary of United Parcel Service of America, Inc. ("UPS"). Subject to the approval of the shareowners of UPS, a wholly-owned subsidiary of the Company will merge with UPS, and all of the outstanding common stock of UPS will be exchanged for new Class A common stock of the Company.

   2. SHAREOWNER'S EQUITY--The Company is authorized to issue 1,000 shares of $.01 par value common stock. UPS has subscribed for 100 shares in exchange for $100.

                   [United Parcel Service Logo Appears Here]